     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996

                                                  REGISTRATION NO. 333-3822
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          DIAMOND HOME SERVICES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1521                  36-3886872
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                               222 CHURCH STREET
                                 DIAMOND PLAZA
                           WOODSTOCK, ILLINOIS 60098
                                 (815) 334-1414
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          ANN CROWLEY PATTERSON, ESQ.
                         VICE PRESIDENT-ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                          DIAMOND HOME SERVICES, INC.
                        222 CHURCH STREET, DIAMOND PLAZA
                           WOODSTOCK, ILLINOIS 60098
                                 (815) 334-1414
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         Grant A. Bagan, P.C.                      Glenn W. Reed, Esq.
       McDermott, Will & Emery                  Gardner, Carton & Douglas
        227 West Monroe Street                         Quaker Tower
     Chicago, Illinois 60606-5096                 321 North Clark Street
                                                 Chicago, Illinois 60610

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / _______
                            ------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          DIAMOND HOME SERVICES, INC.
                             CROSS REFERENCE SHEET
                     PURSUANT TO REGULATION S-K ITEM 501(B)

FORM S-1 ITEM                                                                    LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered...........  Prospectus Summary; Capitalization; Description of
                                                                   Capital Stock
      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts
      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                   Factors; Dividend Policy; Capitalization; Selected
                                                                   Consolidated Financial and Operating Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Business;
                                                                   Management; Certain Transactions; Principal and
                                                                   Selling Stockholders; Description of Capital Stock;
                                                                   Shares Eligible for Future Sale; Consolidated
                                                                   Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................                            *

- ------------------------
*Inapplicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 17, 1996


PROSPECTUS
                                3,420,000 SHARES

                          [DIAMOND HOME SERVICES LOGO]

                                  COMMON STOCK

    Of the 3,420,000 shares of Common Stock offered hereby, 2,687,000 shares are being sold by Diamond Home Services, Inc. (the "Company") and 733,000 shares are being sold by Globe Building Materials, Inc. (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

    After completion of the offering, the directors and executive officers of the Company as a group will be deemed to beneficially own approximately 53.8% of the Company's Common Stock, including 47.7% of the Company's Common Stock which will continue to be owned by the Selling Stockholder (a corporation controlled by the Company's Chairman of the Board, Chief Executive Officer and President). See "Risk Factors -- Control by Principal Stockholder." A portion of the net proceeds from this offering will be utilized by the Company to pay an $8.6 million special, one-time dividend to its existing stockholders. See "Use of Proceeds."


    Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "DHMS."


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED  BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR  HAS
       THE   SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY  STATE
            SECURITIES COMMISSION  PASSED  UPON THE  ACCURACY  OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO  THE  CONTRARY IS  A  CRIMINAL OFFENSE.

                                                                               PROCEEDS TO
                             PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                              PUBLIC        DISCOUNT (1)      COMPANY (2)      STOCKHOLDER
Per Share...............         $                $                $                $
Total (3)...............         $                $                $                $

(1) The Company, the Selling Stockholder and, in the event the over-allotment option is exercised, certain other stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company, the Selling Stockholder and certain of the Company's other stockholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 513,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholder and certain other stockholders
    will be $       , $       , $       and $       , respectively.

    The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the
certificates for the Common Stock will be made on or about             , 1996.

                            WILLIAM BLAIR & COMPANY

                THE DATE OF THIS PROSPECTUS IS            , 1996

                                GRAPHIC APPENDIX

    The inside front cover page contains a multi-colored map of the United States, indicating the cities in which the Company's headquarters, regional offices and sales/production offices are located. Above the map, under the heading "IMPROVING AMERICA'S HOMES," are pictures depicting: a garage door, an independent contractor installing a garage door, an independent contractor installing shingles on a roof, a completed roofing job, an independent contractor installing a gutter, various fences offered by the Company and an independent contractor installing an entry door.

    Across the bottom of the inside front cover page are the following legends:

    The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements certified by its independent auditors and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    The inside back cover contains a series of multi-colored pictures, assembled inside an outline resembling the shape of a house. The pictures depict: a garage door, a Marquise Financial credit card and credit application, a security door, a patio door, various entry doors and fences offered by the Company, independent contractors installing a chain-link fence, an independent contractor installing an entry door, an independent contractor installing a garage door, an independent contractor installing insulation, an independent contractor installing shingles on a roof, an independent contractor installing a gutter, a completed roofing job, and independent contractors installing a light commercial roofing job. Across the bottom of the page are the words "IMPROVING AMERICA'S HOMES" and across the top of the page (in some instances partially blocked by the "house" of pictures) are the words "RESIDENTIAL ROOFING. ENTRY DOORS. SECURITY DOORS. GARAGE DOORS. PATIO DOORS. GUTTERS. FENCING. INSULATION. SOFFIT FACIA. WINDOWS. FINANCING. LIGHT COMMERCIAL ROOFING. SIDING. GUTTERS." Inside the "house" of pictures is the Diamond Home Services, Inc. logo.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED OR CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND HAS BEEN ADJUSTED TO GIVE EFFECT TO THE RECLASSIFICATION AND STOCK SPLIT OF EACH OUTSTANDING SHARE OF THE COMPANY'S CLASS A VOTING COMMON STOCK AND CLASS B NONVOTING COMMON STOCK INTO 50 SHARES OF COMMON STOCK, $.001 PAR VALUE (THE "COMMON STOCK"), EFFECTED IMMEDIATELY PRIOR TO THE OFFERING. SEE "CAPITALIZATION," "CERTAIN TRANSACTIONS" AND "DESCRIPTION OF CAPITAL STOCK." UNLESS THE CONTEXT OTHERWISE INDICATES, AS USED HEREIN, THE DEFINED TERMS "COMPANY" OR "DIAMOND" SHALL MEAN DIAMOND HOME SERVICES, INC. TOGETHER WITH ITS WHOLLY-OWNED SUBSIDIARIES, DIAMOND EXTERIORS, INC., MARQUISE FINANCIAL SERVICES, INC. AND SOLITAIRE HEATING AND COOLING, INC. UNLESS THE CONTEXT OTHERWISE INDICATES, AS USED HEREIN, THE DEFINED TERM "GLOBE" SHALL MEAN GLOBE BUILDING MATERIALS, INC. AND ITS WHOLLY-OWNED SUBSIDIARIES.

                                  THE COMPANY

    The Company is a leading national marketer and contractor of installed home improvement products, including roofing, gutters, doors and fencing. The Company markets its home improvement products and services directly to consumers primarily under the "Sears" name pursuant to a three-year non-exclusive license agreement with Sears, Roebuck and Co. ("Sears"), which expires December 31, 1998. Sears has been in business for over 100 years and is a nationally recognized name in the installed home improvement industry. The Company is one of the largest third-party licensees of Sears home improvement products and services. The Company currently markets its products directly to residential customers in 44 states through a combination of national and local advertising and its approximately 700 sales managers and sales representatives (collectively referred to herein as "Sales Associates"). The Company has 74 sales offices located in major cities across the U.S., providing the Company with a presence in markets covering approximately 77% of the owner-occupied households in the U.S. The Company installs its products through a network of over 1,300 qualified independent contractors and purchases its products through local and regional independent distributors.

    The Company was formed in May 1993 by a group consisting primarily of six former Sears home improvement managers and Globe, a manufacturer of roofing products, to participate in the consolidation of the installed home improvement industry. The installed home improvement industry is large and fragmented. According to the U.S. Department of Commerce, total expenditures for residential improvements and repairs grew at an annual compounded rate of 5.7% from approximately $97.5 billion in 1991 to approximately $115.0 billion in 1994. The Company's competitors are typically small, family-owned independent contractors, which are facing increasingly complex regulations, additional capital requirements and the need for more sophisticated sales and marketing resources.

    The Company believes that its ability to compete favorably in the installed home improvement market has been enhanced by several factors, including its ability to market and sell its premium products and services through targeted advertising and formal in-home product presentations to prospective customers by the Company's trained Sales Associates. Under its license to use the nationally recognized "Sears" name, the Company provides consumers primarily "need-based" products and services which are used to improve and repair portions of a home or prevent potential problems, such as a damaged roof or a broken garage door. A customer's decision to purchase "need-based" products and services tends to be less discretionary than the decision to purchase other home improvement products, since a decision to purchase a "need-based" product is typically in response to a problem that needs to be promptly remedied. The Company provides readily available financing to qualified customers through Sears and its affiliates or through Marquise Financial Services, Inc. ("Marquise Financial"), the Company's newly-formed consumer finance subsidiary. The Company is committed to superior product offerings and customer service, as reflected in its extensive labor and product warranty coverage. Additionally, the Company believes its established relationships with independent contractors assure reliable and superior product installation.

    The license agreement with Sears provides for immediate termination by Sears for various reasons, including the Company's failure to comply with any material provision of the license agreement or the receipt by Sears of an excessive number of complaints regarding the Company. The license agreement is not exclusive by its terms; however, historically, Sears has not licensed the same home improvement products to multiple licensees within the same market. Notwithstanding the foregoing, there can be no assurance that Sears will not license the same home improvement products to other licensees within the Company's markets. The Company is not owned or controlled by, or under common control with, Sears.

    Since commencement of the Company's operations in June 1993, the Company's net sales have increased to $124.8 million for the year ended December 31, 1995. The Company intends to continue its growth in net sales and profitability by increasing penetration in existing markets through the addition of new Sales Associates and sales offices and the generation of additional sales leads. The Company also intends to add new installed product lines, including proprietary products and other maintenance-related, "need-based" products and services, and to increase its conversion rate of sales leads into sales. The Company believes that the availability of an alternative source of financing for its customers through Marquise Financial will lead to increased product sales and profitability.

                                  THE OFFERING


Common Stock Offered by the Company...........  2,687,000 shares
Common Stock Offered by the Selling Stock-
 holder.......................................  733,000 shares
Common Stock to be Outstanding After the
 Offering.....................................  8,936,950 shares (1)
Use of Proceeds...............................  To retire indebtedness, to pay an $8.6 million
                                                special,   one-time   dividend   to   existing
                                                stockholders,  to fund  the Company's consumer
                                                finance subsidiary,  for the  development  and
                                                expansion  of complementary  product lines and
                                                services and  for  working capital  and  other
                                                general   corporate  purposes.   See  "Use  of
                                                Proceeds"   and   "Certain   Transactions   --
                                                Transactions with Globe and Globe Affiliates."
Nasdaq National Market Symbol.................  DHMS


- ------------------------
(1) Excludes 670,000 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 275,000 shares are subject to options to be granted upon consummation of the offering at an exercise price equal to the initial public offering price. See "Management -- Stock Option Plans."
                            ------------------------

    The Company  was incorporated  in Delaware  on May  13, 1993  and  commenced operations on June 1, 1993. Diamond Exteriors, Inc. ("Exteriors"), a wholly-owned subsidiary of the Company, was incorporated in Delaware on May 15, 1995. Marquise Financial and Solitaire Heating and Cooling, Inc. ("Solitaire") were incorporated in Delaware, as wholly-owned subsidiaries of Exteriors, on July 13, 1995 and November 27, 1995, respectively. The Company's principal executive and administrative office is located at 222 Church Street, Diamond Plaza, Woodstock, Illinois 60098, and its telephone number is (815) 334-1414.

    Effective April 18, 1996, the Company transferred substantially all of its assets and liabilities to Exteriors, its wholly-owned subsidiary. Simultaneous with such transfer, Exteriors paid a dividend to the Company consisting of all of the issued and outstanding capital stock of Marquise Financial and Solitaire. Immediately prior to the consummation of the offering, the Company will reclassify and split each outstanding share of its Class A Voting Common Stock and Class B Nonvoting Common Stock into 50 shares of Common Stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

                                                                      YEARS ENDED DECEMBER    THREE MONTHS ENDED
                                                PERIOD FROM JUNE 1            31,                 MARCH 31,
                                                        TO           ----------------------  --------------------
                                               DECEMBER 31, 1993(1)    1994        1995        1995       1996
                                               --------------------  ---------  -----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Net sales..................................       $   20,548       $  94,186  $   124,848  $  22,362  $  27,093
  Gross profit...............................            7,960          38,047       52,603      9,266     11,800
  Operating profit (loss)....................           (1,179)          2,951        6,795        256        714
  Net income (loss)..........................           (1,179)          1,995        3,735         (1)       349
  Pro forma net income (2)...................                                         3,951                   403
  Pro forma net income per share (3).........                                   $      0.53             $    0.05
  Pro forma weighted average common shares
   outstanding (4)...........................                                         7,398                 7,398
SELECTED OPERATING DATA:
  Number of sales offices (5)................               38              55           70         64         72
  Number of Sales Associates (5).............              260             496          631        557        674
  Number of installed jobs...................            7,294          37,510       55,261      9,916     12,124

                                                                                             MARCH 31, 1996
                                                                                       ---------------------------
                                                                                         ACTUAL    AS ADJUSTED (6)
                                                                                       ----------  ---------------
BALANCE SHEET DATA (5):
  Working capital (deficit)..........................................................  $   (5,293)   $    11,794
  Total assets.......................................................................      35,508         44,000
  Total debt.........................................................................      12,921          2,015
  Common stockholders' equity........................................................       5,182         26,069

- ------------------------
(1) Period from inception of the Company's operations to December 31, 1993.

(2) Pro forma to give effect to the offering of Common Stock made hereby, as if such offering were completed on the first day of the period presented, assuming the proceeds of which were used solely to retire the Senior Manager Performance Notes, of which approximately $4.0 million of principal (and no interest) was outstanding at January 1, 1995, approximately $4.4 million of principal and interest was outstanding at January 1, 1996 and approximately $3.3 million of principal and interest remained outstanding at March 31, 1996. See "Use of Proceeds" and "Certain Transactions -- Transactions with Senior Managers."

(3) Represents pro forma net income divided by pro forma weighted average common shares outstanding.

(4) Pro forma weighted average common shares outstanding represents historical weighted average common shares outstanding during the period presented plus the number of shares, to be issued at an assumed initial public offering price of $12.00 per share, sufficient to fund the repayment of the Senior Manager Performance Notes, of which approximately $4.0 million of principal (and no interest) was outstanding at January 1, 1995, approximately $4.4 million of principal and interest was outstanding at January 1, 1996 and approximately $3.3 million of principal and interest remained outstanding at March 31, 1996, and the payment of an $8.6 million special, one-time dividend to the Company's existing stockholders (including management stockholders and Globe). See "Certain Transactions -- Transactions with Globe and Globe Affiliates".

(5) Calculated at the end of the period shown.

(6) As adjusted to reflect the sale by the Company of 2,687,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF COMMON STOCK OFFERED HEREBY.

LIMITED OPERATING HISTORY

    The Company was formed in May 1993 by a group consisting primarily of six former Sears home improvement managers and Globe, and commenced operations on June 1, 1993 when it entered into a license agreement with Sears. Accordingly, the Company's operating history is brief and may not serve as an accurate indicator of the Company's future performance. Since its inception, the Company has experienced substantial growth in revenue and profitability. There can be no assurance that the Company's revenue growth and profitability will be sustained. In January 1993, Sears decided to discontinue the direct selling, furnishing and installing of product lines currently sold by the Company under the Sears license agreement and elected instead to conduct such business through licensing arrangements with third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SEARS LICENSE

    Currently, substantially all of the Company's revenues are derived from sales of products and services under a license agreement between Exteriors, a wholly-owned subsidiary of the Company, and Sears. As used herein with respect to the description of the Sears license agreement, the defined term "Company" shall mean Diamond Home Services, Inc. together with Exteriors. The license agreement authorizes the Company to sell, furnish and install roofing, gutters, doors and fences under the "Sears" name as a Sears authorized contractor in 44 states. The Company entered into a new three-year license agreement with Sears effective January 1, 1996. The license agreement expires December 31, 1998 and after the first two years of its term, may be terminated prior to expiration by either party without cause so long as such party has provided 12-months' written notice prior to the termination date. The license agreement provides for immediate termination by Sears for various reasons, including the Company's failure to comply with any material provision of the license agreement or the receipt by Sears of an excessive number of complaints regarding the Company. In addition, Sears has the right upon 12-months' written notice to the Company, to discontinue the Company's right to sell, furnish and install certain products in certain markets under the "Sears" name if the sales volume or quality rating of the Company with respect to such products or markets, as measured by Sears, fall below the standards contained in the license agreement.

    The license agreement is not exclusive by its terms; however, historically, Sears has not licensed the same home improvement products to multiple licensees within the same market. Notwithstanding the foregoing, there can be no assurance that Sears will not license the same home improvement products to other licensees within the Company's markets. Although in the past Sears has either renewed or extended the license agreement with the Company, there can be no assurance that the license agreement will be renewed or extended in the future. The license agreement provides for the Company to pay Sears a license fee based on the Company's gross sales for products licensed under the license agreement. The license fee is fixed during the term of the license agreement at 11% of gross sales for all products sold under the license agreement, other than doors, which have a fixed license fee of 13% of gross sales. Termination of the license agreement or certain rights thereunder, the failure of Sears to renew the license agreement with the Company on its current terms, an increase in the rates of the license fee paid by the Company to Sears, the addition of other Sears licensees marketing the Company's products in the Company's markets, Sears exercise of its right to discontinue the Company's license in any market or for any product or a decline in Sears reputation could have a material adverse effect on the net sales and profitability of the Company. In addition, in 1995, approximately 44% of the Company's marketing expense was related to advertising with Sears. In the event the license agreement is terminated or expires, the Company would need to find alternative methods to market its products. There can be no assurance that the alternative methods would be as cost-effective as advertising with Sears and, to the extent such methods are not as cost-effective, the Company's net sales and profitability could be adversely affected. The Company is not owned or controlled by, or under common control with, Sears. Neither Sears nor any of its affiliates assumes any responsibility with respect to this offering or the accuracy of any information set forth herein. See "Business -- Sears License Agreement."

WARRANTY EXPOSURE

    The Company provides each customer with a warranty on product and labor. Depending on the type of product installed, the product and labor warranties provided by the Company vary from one-year to up to 10 years. Additionally, the manufacturer provides a warranty on the product and the independent contractor provides a warranty on the labor. Generally, the product warranty provided by manufacturers is commensurate as to scope and is typically longer as to duration than the warranty that the Company provides to its customers. However, certain manufacturer product warranties often provide a declining amount of coverage over time, while the Company's warranty coverage does not decline during the warranty period. The labor warranty that the Company receives from its independent contractors (generally one to two years) is significantly shorter in duration than that provided by the Company to its customers. In all cases, the Company is primarily liable to the customer to fulfill all warranty obligations, regardless of whether a manufacturer or independent contractor performs its warranty obligations. The Company attempts to limit its potential warranty exposure by pre-screening independent contractors, using quality products produced by nationally known manufacturers and inspecting a portion of all installations. The Company currently accrues a reserve for warranty claims which has approximated 2% of net sales since the Company's inception.

    Due to the Company's limited operating history and the length of the warranties provided by the Company, there can be no assurance that the warranty reserve is adequate. In addition, pursuant to the license agreement with Sears
(i) Sears has the right to settle, at the Company's expense and without the Company's consent, any customer complaints, (ii) the Company has agreed to and supports Sears policy of "Satisfaction Guaranteed or Your Money Back" as it relates to customer complaints and adjustments and (iii) the Company's customers are third party beneficiaries of the one-year product and labor warranty given by the Company to Sears with respect to each installation. To the extent the amount of money spent to reimburse Sears for customer complaint settlements or to satisfy customers under the "Satisfaction Guaranteed or Your Money Back" policy, together with any warranty claims settled by the Company materially exceeds the warranty reserve or if certain manufacturers or a significant number of independent contractors are unable to fulfill their warranty obligations, the Company's results of operations could be materially adversely affected. See "Business -- Warranty."

RELIANCE ON SALES ASSOCIATES

    The Company's success depends upon its ability to identify, develop and retain qualified employees, particularly Sales Associates. As of May 1, 1996, the Company had 700 Sales Associates as compared to 557 as of March 31, 1995. New Sales Associates may have limited prior experience in the home improvement industry. As a result, the Company devotes substantial resources to the training and development of its Sales Associates. There can be no assurance that the Company will continue to be able to identify, develop and retain qualified Sales Associates.

    The Company intends to increase the number of Sales Associates by approximately 50 and to open 1 to 2 sales offices in new and existing markets during the remainder of 1996. To the extent that the Company does not successfully hire qualified Sales Associates or they are unable to achieve anticipated performance levels, the Company's ability to penetrate existing and new markets and, therefore, the Company's sales growth could be significantly delayed or adversely affected. See "Business -- Sales."

HIGH TURNOVER OF SALES REPRESENTATIVES

    The Company's sales representatives work on a commission-only basis. For this reason, among others, the Company has experienced significant turnover of its sales representatives. During the two-year period from January 1, 1994 through December 31, 1995, approximately 62% of the Company's total sales representatives resigned or were terminated. During the same period, the Company's 200 top-selling sales representatives (representing approximately 15% of the sales representatives employed by the Company during such period) generated approximately 61% of the Company's total net sales. Among these top-selling sales representatives, approximately 30% resigned or were terminated during the two-year period. The turnover of sales representatives results in increased recruitment and training costs and a lower than desired conversion rate of sales leads to sales. To the extent that the turnover rate of sales representatives continues or increases, or the Company loses a significant number of its most productive sales representatives, the net sales and profitability of the Company could be adversely affected. See "Business -- Sales."

DEPENDENCE ON AVAILABILITY OF QUALIFIED INDEPENDENT CONTRACTORS

    The  Company's  success  depends  upon  its  ability  to  continue  to  hire independent contractors possessing the technical skills, experience and financial stability necessary to meet the Company's quality standards and to satisfy the Company's insurance requirements. Because the Company provides up to a 10-year warranty for labor on certain of its products, hiring qualified independent contractors who will perform the work in accordance with the Company's specifications and predetermined quality standards is extremely important. The Company must continually identify and evaluate new independent contractors and reevaluate the independent contractors it is currently utilizing. Most of the Company's independent contractors also compete directly with the Company and the Company, to a lesser extent, competes with other home improvement companies for the services of independent contractors. The Company only retains an independent contractor at the time an installation is sold. As a result, no independent contractor is obligated to work for the Company until the independent contractor accepts an assignment. In the past, the Company has periodically had difficulty retaining a sufficient number of qualified independent contractors, especially after periods of extreme weather in specific geographic areas due to increased demand. There can be no assurance that qualified independent contractors will continue to be available to, or choose to work for, the Company in sufficient numbers to satisfy the Company's installation requirements. The Company's policy requires that its independent contractors satisfy the Company's workers' compensation and general liability insurance requirements. In certain circumstances, independent contractors have not carried or renewed their workers' compensation and general liability insurance. To the extent that independent contractors do not carry the required insurance, the Company could incur ultimate liability for any injury or damage claims. The Company is in the process of taking actions aimed at better ensuring that each independent contractor meets and continues to meet the Company's workers' compensation and general liability insurance requirements. See "Business -- Independent Contractors."

INTEREST RATE SENSITIVITY

    The ability to affordably finance purchases, of which the interest rate charged is a significant component, is an important part of a customer's decision to purchase the Company's products. The average sales price charged by the Company for its products and services typically ranges between $1,100 and $5,000 and during fiscal 1995, approximately 89% of the Company's sales were financed. As interest rates increase, customers often pay higher monthly payments which may make the Company's products less affordable, and, as a result, the Company's net sales and profitability may decrease.

DEPENDENCE ON AVAILABILITY OF SEARS CREDIT

    Of the Company's sales which were financed during fiscal 1995, approximately 97% were financed through Sears and its affiliates. Historically, the Company has been unable to provide financing to certain potential customers as a result of the inability of these customers to satisfy the credit underwriting criteria of Sears and its affiliates. Since the Company's inception, the credit approval rate of Sears and its affiliates for the Company's customers has varied from time to time based on a variety of factors. To the extent its customers are unable to obtain financing through Sears and its affiliates, the Company's results of operations could be adversely affected. See "Business -- Customer Financing."

NEW CONSUMER FINANCE SUBSIDIARY

    In November 1995, Marquise Financial, the Company's consumer finance subsidiary, commenced operations to provide an additional financing alternative for purchasers of the Company's products. Many of the Company's customers who finance their purchases through Marquise Financial may be higher credit risks than the Company's other customers due to various factors, including, among other things, their employment status and previous credit history, the absence or limited extent of their prior credit history or their limited financial resources. Consistent with the Company's strategy, many customers who finance their purchases through Marquise Financial have not met and may not meet the credit underwriting criteria of Sears and its affiliates. Consequently, providing financing to these customers will likely involve a higher incidence of default and increased delinquency rates and will involve greater servicing costs. The Company currently bears the credit risk on the purchases financed through Marquise Financial, unlike purchases financed through Sears and its affiliates. Marquise Financial currently maintains a bad debt reserve for expected losses. Due to Marquise Financial's limited operating history and the Company's limited experience in consumer financing, there can be no assurance that the bad debt reserve is adequate. To the extent that losses materially exceed the bad debt reserve, the Company's results of operations could be materially adversely affected. There can be no assurance that the credit performance of its customers will be at the expected level, that Marquise
Financial's systems and controls will be adequate, that losses will be consistent with the expected bad debt experience or that Marquise Financial will be able to obtain financing sufficient to support its expanded operations. See "Business -- Customer Financing."

DEPENDENCE ON KEY PERSONNEL

    The Company is currently dependent upon the ability and experience of its executive officers and there can be no assurance that the Company will be able to retain all of such officers. The loss of Mr. Clegg and any one of the Regional Vice Presidents (i.e., Messrs. Gillespie, Cianciosi, Cooper and Schurter) within a short period of time could have a material adverse effect on the Company's operations. Certain of the Company's key personnel also hold executive positions and have responsibilities with Globe, certain of its affiliates and other companies and expect to continue in these positions following the offering. Mr. Clegg, the Company's Chairman of the Board, Chief Executive Officer and President, currently devotes and intends to devote a majority of his time to the management of the Company. The Company does not have employment agreements with its executive officers. The Company does not maintain key-man life insurance on any of its officers or key personnel. See "Management" for a list of, and information about, each of the executive officers.

HIGHLY COMPETITIVE MARKET

    The industry in which the Company competes is fragmented and competitive. The Company competes for sales with numerous local home improvement installers and independent contractors in each of its markets, some of which also serve as independent contractors for the Company. The Company also competes against major retailers which market and install products similar to the Company's, including Home Depot, Inc. and Montgomery Ward & Co., Inc. In addition, AMRE, Inc., a licensee of Century 21 Real Estate Corp. and a former Sears licensee for siding and windows, is also a competitor. Certain of these competitors are significantly larger and have greater financial resources than the Company. The Company competes on the basis of price, Sears name recognition and reputation, customer service reputation, workmanship and the ability of the Company and the manufacturer to fulfill their warranty obligations. Because the Company's focus is on providing additional value to its customers through warranty protection, proprietary products and superior customer service, the Company typically charges prices for its products and services which are higher than those of most of its local competitors. The Company expects that the market for its products and services will expand and therefore, competition will increase in the future. There can be no assurance that the Company will remain competitive or that the Company will be able to maintain its current profitability. See "Business -- Competition."

SEASONALITY; QUARTERLY FLUCTUATIONS

    The Company's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. The Company expects lower levels of sales and profitability during the period from mid-November through mid-March, impacting the first and fourth quarter of each fiscal year. The Company believes that this seasonality is caused by winter weather in certain of the Company's markets located in the northeastern and north central U.S. and rainy weather, each of which limits the Company's ability to install exterior home improvements. In addition, the demand for the Company's products and the Company's results of operations may be affected by the severity of the weather. For example, mild weather limits the number of roofs in need of repair but allows the Company to continue to install its products. Conversely, severe weather increases the number of roofs in need of repair but, due to increased demand for independent contractors, limits the pool of qualified independent contractors available to install the Company's products and can delay the time it takes to complete an installation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" and "-- Quarterly Financial Information."

CONTROL BY PRINCIPAL STOCKHOLDER

    Upon completion of the offering (assuming no exercise of the Underwriters' over-allotment option), the Company's principal stockholder, Globe, will beneficially own 47.7% of the Company's outstanding shares of Common Stock. As a result, Globe will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. C. Stephen Clegg, Chairman of the Board, Chief Executive Officer and President of the Company, is also the Chairman of the Board, Chief Executive Officer and controlling stockholder of Globe. Of the five members of the Company's Board of Directors, three members are also directors of Globe. Future sales by Globe of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices. Upon completion of the offering (assuming no exercise of the Underwriters' over-allotment option) the directors and executive officers of the Company as a group will be deemed to beneficially own approximately 53.8% of the Company's Common Stock, including 47.7% of the Common Stock which will continue to be owned by Globe, and, therefore, the directors and executive officers as a group will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. See "Management," "Certain Transactions -- Legal Proceedings," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

CERTAIN TRANSACTIONS WITH AND PAYMENTS TO PRINCIPAL STOCKHOLDER

    Immediately prior to the offering, Globe owns 80% of the issued and outstanding Common Stock of the Company, with the remaining 20% being owned by senior or former management. Globe manufactures home building products, including roofing shingles and related roofing products. In 1995, the Company purchased approximately $1.5 million of Globe roofing products through independent distributors, representing approximately 16% in dollar volume of all roofing products purchased by the Company. The Company will continue to purchase Globe products through independent distributors following the completion of the offering and the amount of such purchases may increase. The Company believes that the prices charged by independent distributors for Globe products are competitive with comparable products of other roofing products manufacturers. The Company currently has a management agreement and tax sharing agreement with Globe and its affiliates. In 1994 and 1995, the Company incurred management fees to Globe in the aggregate amount of $464,000 and $558,000, respectively, and for 1996, through the date of the consummation of the offering, the Company will have incurred to Globe a management fee of approximately $350,000. The management agreement and tax sharing agreement will terminate upon the consummation of the offering. The Company has a policy that all transactions between the Company and any related party, including Globe and Catalog Holdings Inc. and their affiliates, will be on terms no less favorable to the Company than the Company believes would be available from unaffiliated third parties. Globe licenses the name "Diamond Shield" to the Company pursuant to an exclusive, royalty-free, perpetual license. The Company anticipates that it will have the following relationships with Globe and affiliates of Globe and Mr. Clegg following completion of the offering: Globe will remain a stockholder of the Company;

Messrs. Clegg, Stinson and Pollock and Ms. Patterson will remain executive officers and/or directors of Globe and the Company; the Company will continue to purchase Globe products through independent distributors; the license agreement with Globe will continue; and the services provided to The Handy Craftsmen, Inc. will continue (as described below). The Company does not anticipate any other relationships with Globe and affiliates of Globe and Mr. Clegg following the offering. See "Management" and "Certain Transactions -- Transactions with Globe and Globe Affiliates" and "-- Legal Proceedings."


    Upon consummation of the offering, the Company will pay an $8.6 million special, one-time dividend to its currently existing stockholders with a portion of the net proceeds from the offering. As an 80% stockholder, Globe will receive approximately $6.9 million of this dividend. The balance of the dividend will be paid to current and former management stockholders. In April 1996, the Company redeemed all outstanding shares of Series A Preferred Stock at an aggregate redemption price of $1.4 million. All of these shares of Series A Preferred Stock were held by Globe. The price at which the Series A Preferred Stock was redeemed was equal to the purchase price paid by Globe for the Series A Preferred Stock in July 1993. No dividends or interest were paid to Globe with respect to the Series A Preferred Stock. See "Use of Proceeds" and "Certain Transactions -- Transactions With Globe and Globe Affiliates."



    The Company has engaged in negotiations regarding the purchase of substantially all of the assets of The Handy Craftsmen, Inc. ("Handy Craftsmen") from a majority-owned subsidiary of Catalog Holdings Inc. ("Catalog") for approximately $2.0 million in cash. Mr. Clegg, Chairman of the Board, Chief Executive Officer and President of the Company, is the Chairman of the Board and Chief Executive Officer and controlling stockholder of Catalog. Handy Craftsmen is engaged in the marketing and contracting of home repair services under the Sears name pursuant to a license agreement with Sears. Catalog acquired a ninety percent interest, on a fully diluted basis, in Handy Craftsmen in September 1994 for no cash consideration. Simultaneously with the acquisition, Handy Craftsmen entered into a five-year employment agreement with Mr. Fred Bies, the individual who, along with his wife, was previously the owner and is, along with his wife, currently the minority owner of Handy Craftsmen, and a management agreement with HI, Inc., a wholly-owned subsidiary of Catalog, pursuant to which management services are provided to Handy Craftsmen. The employment agreement provides for an annual base salary of $50,000 and an annual incentive bonus of up to $50,000. Handy Craftsmen has not paid HI, Inc. the management fees as required by the management agreement. Catalog has loaned approximately $100,000 to Handy Craftsmen since the acquisition. The Company believes that the acquisition of Handy Craftsmen, if completed, will expand the range of "need based" services that the Company offers under the Sears name, will allow the Company to further utilize the Company's existing sales leads and will provide a good source of additional leads for the Company's core business. The terms of purchase are being negotiated on behalf of the Company by Messrs. Gillespie and Cianciosi, both of whom are executive officers (with Mr. Gillespie also being a director) of the Company. These individuals have no affiliation with Globe or Catalog. The terms of purchase are being negotiated on behalf of Catalog by a director of Catalog who has no affiliation with Diamond or Globe. The Company's valuation of Handy Craftsmen is based on the value of the Sears license agreement (assuming it is expanded to cover a greater geographic area than the Chicago and Milwaukee markets prior to the acquisition), the expected revenues and earnings of Handy Craftsmen and the synergistic benefits that Handy Craftsmen brings to the Company. At the time of the acquisition by Catalog, Handy Craftsmen was only licensed in the Chicago market and was not profitable. Since the acquisition, Catalog has developed and implemented a computerized system whereby sales leads are qualified, appointments are scheduled and services are performed in a streamlined and efficient manner leading to lower costs, increased revenue and greater profitability and has expanded Handy Craftsmen's operations into the Milwaukee market. As a result, the Company believes Catalog has added significant value to Handy Craftsmen. The Company believes that the transaction, if completed, will be fair and beneficial to the stockholders of the Company. There is no assurance that the transaction will be consummated or, if consummated, that the final terms will not differ from those currently contemplated. The Company has provided computer, payroll and accounting services, as well as employees and office space to Handy Craftsmen. Handy Craftsmen has reimbursed the Company for such services on a cost basis. Following the completion of the offering, the Company will continue to provide such services to Handy Craftsmen and will continue to charge Handy Craftsmen the cost of such services. See "Management," and "Certain Transactions -- Transactions with Globe and Globe Affiliates" and "-- Legal Proceedings."

HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW

    Currently, all of the revenue of the Company's home improvement and finance operations is generated by its wholly-owned subsidiaries. The primary asset of the holding company is the capital stock in such subsidiaries. The holding company generates minimum cash flow, other than from dividends and other cash distributions from its subsidiaries. The right of the holding company to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims, if any, of the creditors of such subsidiaries. In addition, the Company's bank line of credit, which is secured through Exteriors, its wholly-owned subsidiary, contains certain restrictive covenants, including certain covenants that prohibit Exteriors from paying dividends to the Company unless Exteriors is in compliance, immediately after making such dividends, with certain financial covenants set forth in the bank line of credit and restrict Exteriors' ability to make other distributions. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPLIANCE WITH GOVERNMENT REGULATIONS

    The Company's business and the activities of its independent contractors are subject to various federal, state and local laws, regulations and ordinances relating to, among other things, in-home sales, consumer financing, advertising, the licensing of home improvement independent contractors, OSHA standards, building and zoning regulations and environmental laws and regulations relating to the disposal of demolition debris and other solid wastes. In certain jurisdictions, the Company or one of its employees is required to be licensed as a contractor. In addition, certain jurisdictions require the Company or the independent contractor to obtain a building permit for each installation. In addition, such laws and regulations, may, among other things, regulate the Company's advertising, warranties and disclosures to customers. Building codes, licensing requirements and safety laws vary from state to state and, in certain circumstances, limit the availability and supply of independent contractors and impose additional costs on the Company in complying with such laws. Although the Company believes that it has been and is currently in compliance in all material respects with such laws and regulations, there can be no assurance that in the future the Company's results of operations will not be materially adversely affected by existing or new laws or regulations applicable to the Company's business.

    The Company's consumer finance subsidiary, Marquise Financial, is subject to numerous federal and state consumer protection laws and regulations which may vary from jurisdiction to jurisdiction and which, among other things, require the Company to: (i) obtain and maintain certain licenses and qualifications;
(ii) limit the interest rates, fees and other charges the Company is allowed to charge; and (iii) limit or prescribe certain other terms of the Company's credit applications and contracts. Although the Company believes that Marquise Financial has been and is currently in compliance in all material respects with such laws and regulations, there can be no assurance that in the future a change in existing laws or regulations or the creation of new laws and regulations applicable to Marquise Financial's business will not have an adverse effect on the Company's ability to provide customer financing of its products or on the profitability of such activities. See "Business -- Government Regulations."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Upon completion of this offering, the Company will have outstanding an aggregate of 8,936,950 shares of Common Stock (9,074,900 shares if the Underwriters' over-allotment option is exercised in full). All of the 3,420,000 shares (assuming the Underwriters' over-allotment is not exercised) sold in this offering will be freely tradeable by persons other than affiliates of the Company. The remaining 5,516,950 shares of Common Stock were issued by the Company in private transactions not involving a public offering. Such shares may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), depending upon the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of the Company. In addition, any employee of the Company who purchased his shares pursuant to certain plans or contracts may be entitled to rely on the resale provisions of Rule 701 under the Securities Act. The

Company  sold 268,750 shares of  Common Stock to its  employees pursuant to Rule
701. Sales of substantial amounts of Common Stock by stockholders, or the perception that such sales could occur, could adversely affect the market price in the public market following this offering. The Company, the Selling Stockholder and all other stockholders have executed "lock-up agreements" pursuant to which they have, subject to certain exceptions in the case of the Company, agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock, or securities convertible into Common Stock (except Common Stock issued pursuant to options to be granted and issued upon consummation of the offering), for a period of 180 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C., except for the Common Stock offered hereby.

    Pursuant to an agreement between the Company and Globe, Globe is entitled to certain registration rights with respect to the shares of Common Stock that it owns. If Globe, by exercising such registration rights upon expiration of its lock-up agreement described above, causes a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. In addition, the Company intends to file a registration statement under the Securities Act to register an aggregate of 670,000 shares of Common Stock reserved for issuance under the Company's stock option plans. The Company will issue options to purchase 275,000 shares upon consummation of the offering at an exercise price equal to the initial public offering price. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in this offering and could have a dilutive effect on earnings per share. See "Management -- Stock Option Plans," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR PUBLIC MARKET; VOLATILITY


    Prior to the offering there has been no public market for the Company's Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained following the offering. The initial public offering price of the Common Stock offered hereby will be determined in negotiations among the Company, the Selling Stockholder and William Blair & Company, L.L.C., as representative of the several underwriters. See "Underwriting." The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Information." In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. General market price declines or market volatility in the future could affect the market price of the Common Stock and the negotiated initial public offering price may not be indicative of future market prices.


ANTI-TAKEOVER PROVISIONS

    The Company's Amended and Restated Certificate of Incorporation (the "Amended Certificate") and Amended and Restated By-Laws (the "Amended By-Laws") contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change in control of the Company even if some, or even if a majority, of the Company's stockholders were to deem such an attempt to be in the best interest of the Company. Among other things, the Amended Certificate allows the Board of Directors to issue up to 4 million shares of Preferred Stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

DILUTION

    Purchasers of shares of the Common Stock offered hereby (at an assumed initial public offering price of $12.00 per share) will experience immediate and substantial dilution of the net tangible book value of the Common Stock of $11.09 per share from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from this offering, after deducting underwriting discounts and estimated offering expenses, are estimated to be approximately $29.5 million, assuming an initial public offering price of $12.00 per share. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholder.

    The Company estimates that it will use approximately $15.0 million of the net proceeds to the Company to repay all amounts expected to be outstanding under its bank line of credit at the time of the offering, which amounts have been primarily used to fund Marquise Financial. The Company's bank line of credit which is secured through Exteriors, its wholly-owned subsidiary, is a $15.0 million secured revolving facility which bears interest at a rate per annum equal to, at Exteriors' option, the bank's prime rate (8.25% at May 1,
1996) or LIBOR plus 1.5%. A portion of the bank line of credit, $5.0 million, matures in March 1997, with the remaining $10.0 million maturing in March 1998. In addition, the Company estimates that it will use approximately $8.6 million of the net proceeds to pay the special, one-time dividend to the Company's existing stockholders (approximately $6.9 million of which will be paid to Globe) and approximately $3.3 million to repay the principal amount of the Company's Senior Manager Performance Notes (as defined herein) plus the accrued interest thereon due to certain current and former management stockholders of the Company. See "Certain Transactions -- Transactions with Senior Managers." Stockholders who purchase shares in this offering will not participate in the $8.6 million special, one-time dividend. The Company expects to use the remaining approximately $2.6 million for working capital and other general
corporate  purposes  which   may  include  the   development  or  expansion   of
complementary products or services, including the possible acquisition of substantially all of the assets of Handy Craftsmen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions -- Transactions with Globe and Globe Affiliates."

    At May 1, 1996, approximately $10.2 million was outstanding under the Company's bank line of credit, substantially all of which indebtedness was incurred in connection with the funding of Marquise Financial. The balance of the amount expected to be outstanding under the bank line of credit at the time of the offering is expected to be incurred in connection with the additional funding of Marquise Financial.

    Pending such uses, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY


    Other than the $8.6 million special, one-time dividend described above, the Company has not declared or paid any cash dividends on its Common Stock since its formation. The Company's bank line of credit which is secured through Exteriors, its wholly-owned subsidiary, prohibits Exteriors from paying dividends to the Company unless Exteriors is in compliance, immediately after making such dividends, with certain financial covenants set forth in the bank line of credit. The Company has obtained a waiver from the bank with respect to the $8.6 million special, one-time dividend. The ability of the Company to pay dividends in the future will depend primarily on the receipt of cash dividends and other cash payments from its subsidiaries. The Company currently intends to retain any future earnings to finance the growth and development of its businesses and therefore, does not anticipate paying any cash dividends in the foreseeable future. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total capitalization of the Company (i) at March 31, 1996, (ii) pro forma to reflect the payment by the Company of the $8.6 million special, one-time dividend to existing stockholders (including management stockholders and Globe) and the redemption of all of the outstanding shares of the Company's Series A Preferred Stock for $1.4 million from Globe, and (iii) pro forma as adjusted to reflect the sale by the Company of 2,687,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," and "Certain Transactions -- Transactions with Globe and Globe Affiliates."

                                                                                       MARCH 31, 1996
                                                                           --------------------------------------
                                                                                                       PRO FORMA
                                                                            ACTUAL      PRO FORMA     AS ADJUSTED
                                                                           ---------  --------------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Short-term debt:
  Due to stockholders, including interest................................  $   1,444    $   11,444     $     554
  Line of credit.........................................................      7,706         7,706        --
                                                                           ---------  --------------  -----------
    Total short-term debt................................................  $   9,150    $   19,150     $     554
                                                                           ---------  --------------  -----------
                                                                           ---------  --------------  -----------

Long-term debt due to stockholders.......................................  $   3,861    $    3,861     $   1,461

Preferred Stock, at redemption price.....................................      1,400        --            --

Common stockholders' equity:
  Common Stock, $.001 par value; 25,000,000 shares authorized; 6,249,950 shares issued and outstanding, actual and pro forma; 8,936,950 shares
   issued and outstanding, pro forma as adjusted (1).....................          6             6             9
  Additional paid-in capital.............................................        983           983        30,467
  Officer notes receivable...............................................       (707)         (707)         (707)
  Retained earnings (deficit)............................................      4,900        (3,700)       (3,700)
                                                                           ---------  --------------  -----------
    Total common stockholders' equity (deficit)..........................      5,182        (3,418)       26,069
                                                                           ---------  --------------  -----------
      Total capitalization...............................................  $  10,443    $      443     $  27,530
                                                                           ---------  --------------  -----------
                                                                           ---------  --------------  -----------

- ------------------------

(1) Excludes 670,000 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 275,000 shares are subject to options to be granted upon consummation of the offering at an exercise price equal to the initial public offering price. See "Management -- Stock Option Plans."

                                    DILUTION

    The net tangible book value (deficit) applicable to Common Stock of the Company as of March 31, 1996, was $(12.8 million) or $(2.05) per share of Common Stock. The deficit in net tangible book value per share represents the total assets (excluding intangibles) less total liabilities including the outstanding Series A Preferred Stock, which was redeemed for $1.4 million from Globe, divided by the number of shares of Common Stock outstanding. After giving effect to (i) the receipt of $29.5 million of estimated net proceeds from the sale by the Company of 2,687,000 shares of Common Stock in the offering at an assumed initial public offering price of $12.00 per share and (ii) the use of net proceeds as described under "Use of Proceeds," including the payment of an $8.6 million special, one-time dividend to its existing stockholders (including management stockholders and Globe), the pro forma net tangible book value of the Company as of March 31, 1996 would have been $8.1 million or $0.91 per share. This represents an immediate increase in net tangible book value of $2.96 per share to existing stockholders and an immediate dilution of $11.09 per share to new stockholders purchasing shares of Common Stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $   12.00
  Net tangible book value per share before the offering.....      (2.05)
  Increase per share attributable to new stockholders.......       2.96
                                                              ---------
Net tangible book value per share after the offering........                  0.91
                                                                         ---------
Dilution per share to new stockholders......................             $   11.09
                                                                         ---------
                                                                         ---------

    The following table summarizes, as of March 31, 1996, the differences between the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and new stockholders:

                                                      SHARES PURCHASED (1)        TOTAL CONSIDERATION        AVERAGE
                                                    ------------------------  ---------------------------     PRICE
                                                      NUMBER       PERCENT        AMOUNT        PERCENT     PER SHARE
                                                    -----------  -----------  --------------  -----------  -----------
Existing stockholders.............................    6,249,950       69.9%   $      989,000        3.0%    $    0.16
New stockholders..................................    2,687,000       30.1        32,244,000       97.0         12.00
                                                    -----------      -----    --------------      -----
  Total...........................................    8,936,950      100.0%   $   33,233,000      100.0%
                                                    -----------      -----    --------------      -----
                                                    -----------      -----    --------------      -----

- ------------------------
(1) Excludes 670,000 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 275,000 shares are subject to options to be granted upon consummation of the offering at an exercise price equal to the initial public offering price. See "Management -- Stock Option Plans."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following selected consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto and other financial information included elsewhere in this Prospectus. The statement of operations data for the period from June 1, 1993 (inception of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995, and the balance sheet data as of December 31, 1994 and 1995, are derived from the consolidated financial statements of the Company included elsewhere herein, which consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial information at December 31, 1993 has been derived from the Company's audited consolidated financial statements not included herein. The statements of operations and balance sheet data as set forth below for, and as of the end of, each of the three-month periods ended March 31, 1995 and 1996 have been derived from the Company's unaudited financial statements, which have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments which are necessary for a fair statement of the results of the interim period, and all such adjustments are of a normal recurring nature. The selected financial and operating data for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1996.

                                                                                  YEARS ENDED         THREE MONTHS ENDED
                                                        PERIOD FROM JUNE 1        DECEMBER 31,            MARCH 31,
                                                                TO           ----------------------  --------------------
                                                       DECEMBER 31, 1993(1)    1994        1995        1995       1996
                                                       --------------------  ---------  -----------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................       $   20,548       $  94,186  $   124,848  $  22,362  $  27,093
  Cost of sales......................................           12,588          56,139       72,245     13,096     15,293
                                                              --------       ---------  -----------  ---------  ---------
  Gross profit.......................................            7,960          38,047       52,603      9,266     11,800
  Selling, general and administrative expenses.......            9,113          34,821       45,305      8,884     10,954
  Amortization of intangibles........................               26             275          503        126        132
                                                              --------       ---------  -----------  ---------  ---------
  Operating profit (loss)............................           (1,179)          2,951        6,795        256        714
  Interest expense, net..............................           --                  39          410        186         66
                                                              --------       ---------  -----------  ---------  ---------
  Income (loss) before income taxes..................           (1,179)          2,912        6,385         70        648
  Income tax provision...............................           --                 917        2,650         71        299
                                                              --------       ---------  -----------  ---------  ---------
  Net income (loss)..................................       $   (1,179)      $   1,995  $     3,735  $      (1) $     349
                                                              --------       ---------  -----------  ---------  ---------
                                                              --------       ---------  -----------  ---------  ---------
  Pro forma net income (2)...........................                                   $     3,951             $     403
  Pro forma net income per share (3).................                                   $      0.53             $    0.05
  Pro forma weighted average common shares
   outstanding (4)...................................                                         7,398                 7,398
SELECTED OPERATING DATA:
  Number of sales offices (5)........................               38              55           70         64         72
  Number of Sales Associates (5).....................              260             496          631        557        674
  Number of installed jobs...........................            7,294          37,510       55,261      9,916     12,124
BALANCE SHEET DATA (5):
  Working capital (deficit)..........................       $       42       $  (8,324) $    (4,814) $  (8,786) $  (5,293)
  Total assets.......................................            4,837          29,275       30,143     24,756     35,508
  Total debt.........................................            1,187          15,553        6,216     10,286     12,921
  Common stockholders' equity (deficit)..............             (979)            936        4,833      2,336      5,182

- ------------------------
(1) Period from inception of the Company's operations to December 31, 1993.

(2) Pro forma to give effect to the offering of Common Stock made hereby, as if such offering were completed on the first day of the period presented, assuming the proceeds of which were used solely to retire the Senior Manager Performance Notes, of which approximately $4.0 million of principal (and no interest) was outstanding at January 1, 1995, approximately $4.4 million of principal and interest was outstanding at January 1, 1996 and approximately $3.3 million of principal and interest remained outstanding at March 31, 1996. See "Use of Proceeds" and "Certain Transactions -- Transactions with Senior Managers."

(3) Represents pro forma net income divided by pro forma weighted average common shares outstanding.

(4) Pro forma weighted average common shares outstanding represents historical weighted average common shares outstanding during the period presented plus the number of shares, to be issued at an assumed initial public offering price of $12.00 per share, sufficient to fund the repayment of the Senior Manager Performance Notes, of which approximately $4.0 million of principal (and no interest) was outstanding at January 1, 1995, approximately $4.4 million of principal and interest was outstanding at January 1, 1996 and approximately $3.3 million of principal and interest remained outstanding at March 31, 1996, and the payment of an $8.6 million special, one-time dividend to the Company's existing stockholders (including management stockholders and Globe). See "Certain Transactions -- Transactions with Globe and Globe Affiliates."

(5) Calculated at the end of the period shown.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    In June 1993, the Company commenced its operations with a corporate office, 4 regional offices and 5 sales offices. At the commencement of its operations, the Company received its initial license from Sears to sell roofing and entry doors on a national basis, and garage doors and gutters in the eastern U.S., under the "Sears" name. By December 1993, the Company was operating 38 sales offices with 260 Sales Associates. The Company has since expanded its product offerings and markets under the Sears license agreement to include the sale of fencing, garage doors and gutters in 44 states. In connection with the expanded product offerings and markets, the Company opened new sales offices and increased the number of its Sales Associates and the number of independent contractors with whom it has relationships. At December 31, 1995, the Company operated 70 sales offices and employed 631 Sales Associates. At May 1, 1996, the Company had 74 sales offices serving 77% of the owner-occupied households in the U.S. and employed 700 Sales Associates. Since inception, the Company has installed over 100,000 jobs. The rapid growth in the Company's net sales and net income is reflective of the number of sales offices opened, sales leads generated, and the increased number of Sales Associates employed and independent contractors contracted with, as well as the nationally recognized "Sears" name in the home improvement industry. The Company intends to increase the number of Sales Associates by approximately 50 and to open 1 to 2 sales offices in new and existing markets during the remainder of 1996.

    The Company recognizes revenue upon completion of each installation and receipt from the customer of a signed certificate of satisfaction. During fiscal 1995, approximately 89% of the Company's sales were financed, and of such financed sales, approximately 97% were financed through Sears and its affiliates. The Company receives payment from Sears on sales financed by Sears and its affiliates approximately seven days after completion of the installation. Sears and its affiliates have no recourse against the Company for bad debts relating to such sales. In 1996, the Company began receiving participation fees from Sears and its affiliates for credit placement equal to approximately 1.6% of sales financed through Sears and its affiliates. The participation fees are payable by Sears and its affiliates over a ten-year period, with 71% of the total participation fee to be paid in the first three years following each installation financed through Sears and its affiliates. The Company's right to receive the participation fee is subject to termination under certain circumstances.


    The Company's cost of sales includes the Sears license fee, installation and material costs and a warranty reserve of 2% of net sales. The Company and Sears entered into a new three-year license agreement effective January 1, 1996 which superceded a one-year license agreement that was entered into in March 1995. Prior to entering into the three-year license agreement, the Company and Sears had operated pursuant to one-year license agreements. Throughout the term of the license agreement, the license fee is fixed at 11% of gross sales for all products sold under the license agreement, other than doors, which have a fixed license fee of 13% of gross sales. Prior to the renewal of the license agreement with Sears, the license fee increased from 5-10% (depending upon the type of product) during 1993 to 8-12% during the second half of 1994 and to 11-13% in 1995. The license fees were initially established at rates favorable to the Company to assist the Company during the start-up phase of its operations.


    The Company retains independent contractors to perform all of its installations. Payments for installation services are typically made promptly upon the receipt of a certificate of satisfaction from the customer. Materials for the installations are purchased locally from independent distributors and, therefore, the Company does not need to carry inventories of products and materials. Payment terms with distributors range from 10 to 70 days, with the majority being 30 days or longer. As a result of the use by most of the Company's customers of third party credit sources, the Company generally receives payment for a completed installation before it pays the distributors for the related materials.

    Selling, general and administrative expenses include advertising and marketing expense, selling commissions and related payroll costs, field operating expense and general administrative expenses. During fiscal 1995, approximately 44% of the Company's marketing expense was related to purchasing space in Sears-produced advertising. Prior to the beginning of each year, the Company is required to commit to the amount of advertising space that it intends to purchase from Sears for the upcoming year. The Company has committed to the placement of 25 direct advertising newspaper inserts with Sears for 1996, compared to 16 and 25 advertising placements in 1994 and 1995, respectively. In 1994 and 1995, the Company incurred expenses payable to Sears of $1.7 million and $2.8 million, respectively, for advertising.

    In 1994 and 1995, the Company incurred senior management bonuses in the aggregate amount of $1.3 million and $2.0 million, respectively, pursuant to the incentive compensation arrangements implemented when the Company was formed. The Company expects that the bonus amounts paid to management will decrease as a percentage of operating income in 1996 as a result of the Company's newly adopted management incentive compensation plan which is in effect for fiscal 1996. The newly adopted management incentive compensation plan more heavily rewards year to year incremental increases in the Company's profitability and net sales than the Company's previous management incentive compensation plan.

    In 1994, the Company entered into a management agreement with Globe, the Company's principal stockholder, pursuant to which Globe provides certain management, treasury, legal, purchasing and other administrative services to the Company. The Company pays Globe a management fee based upon gross sales. Management fees were $464,000 and $558,000 for 1994 and 1995, respectively. The management fee will continue to be paid in 1996 through consummation of the offering and is expected to be approximately $350,000. The management agreement will be terminated upon consummation of the offering. See "Certain Transactions
- -- Transactions with Globe and Globe Affiliates." The Company expects that the elimination of the management fee will be partially offset by increased costs incurred by the Company to directly procure the services previously provided by Globe under the management agreement.

    Effective September 23, 1994, the Company was included in the consolidated federal income tax return of Globe. A tax-sharing agreement between the Company and Globe specifies the allocation and payment of liabilities and benefits arising from the filing of a consolidated tax return. The agreement requires the Company to pay its share of the consolidated federal tax liability as if it has taxable income, and to be compensated if losses or credits generate benefits that are utilized to reduce the consolidated tax liability. The Company will continue to be included in the consolidated group with Globe through consummation of the offering. The tax sharing agreement will be terminated upon consummation of the offering. See "Certain Transactions -- Transactions with Globe and Globe Affiliates."

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of net sales and period to period percentage increases of certain line items reflected in the Company's consolidated statements of operations.

                                                                                                             PERCENTAGE
                                                            PERCENTAGE OF NET SALES                           INCREASE
                                     ---------------------------------------------------------------------   (DECREASE)
                                        FROM JUNE 1           YEARS ENDED         THREE MONTHS ENDED MARCH  -------------
                                            TO                DECEMBER 31,                  31,
                                       DECEMBER 31,     ------------------------  ------------------------
                                         1993 (1)          1994         1995         1995         1996      1994 TO 1995
                                     -----------------  -----------  -----------  -----------  -----------  -------------
 Net sales.........................         100.0%          100.0%       100.0%       100.0%       100.0%         32.6%
  Cost of sales....................          61.3            59.6         57.9         58.6         56.4          28.7
                                            -----           -----        -----        -----        -----
  Gross profit.....................          38.7            40.4         42.1         41.4         43.6          38.3
  Selling, general and
   administrative expenses.........          44.3            37.0         36.3         39.7         40.5          30.1
  Amortization of intangibles......           0.1             0.3          0.4          0.6          0.5          82.9
                                            -----           -----        -----        -----        -----
  Operating profit (loss)..........         (5.7)             3.1          5.4          1.1          2.6         130.3
  Interest expense, net............         --              --             0.3          0.8          0.2         951.3
                                            -----           -----        -----        -----        -----
  Income (loss) before income
   taxes...........................         (5.7)             3.1          5.1          0.3          2.4         119.3
  Income tax provision.............         --                1.0          2.1          0.3          1.1         189.0
                                            -----           -----        -----        -----        -----
  Net income (loss)................         (5.7)%            2.1%         3.0%         0.0%         1.3%         87.2
                                            -----           -----        -----        -----        -----
                                            -----           -----        -----        -----        -----

                                     FIRST QUARTER
                                     1995 TO FIRST
                                     QUARTER 1996
                                     -------------
 Net sales.........................        21.2%
  Cost of sales....................        16.8
  Gross profit.....................        27.3
  Selling, general and
   administrative expenses.........        23.3
  Amortization of intangibles......         4.8
  Operating profit (loss)..........       178.9
  Interest expense, net............      (64.5)
  Income (loss) before income
   taxes...........................        *
  Income tax provision.............        *
  Net income (loss)................        *

- ------------------------
* Not meaningful.

(1) Period from inception of the Company's operations to December 31, 1993.

FIRST QUARTER FISCAL 1996 COMPARED TO FIRST QUARTER FISCAL 1995

NET SALES

    Net sales increased $4.7 million, or 21.2%, from $22.4 million for the first quarter 1995 to $27.1 million for the first quarter 1996. Approximately 65.9% of the increase in net sales was attributable to roofing and gutter products and services, net sales of which increased $3.1 million to $18.8 million for the first quarter 1996. Approximately 26.2% of the increase in net sales was attributable to fencing products and services, net sales of which increased $1.2 million to $3.6 million for the first quarter 1996. Net sales of garage door and entry door products and services remained constant at $4.2 million. The balance of the increase in net sales was due to credit participation fee income from Sears and its affiliates, which was payable beginning January 1, 1996, on installed sales financed by Sears and its affiliates during the quarter, and interest income, which was not material, on receivables financed by the Company's newly-formed consumer finance subsidiary, Marquise Financial. These increases in net sales were due primarily to an increase in the number of installations as the Company increased the number of its Sales Associates from 557 to 674 and increased selling prices.

GROSS PROFIT

    Gross profit increased $2.5 million, or 27.3%, from $9.3 million, or 41.4% of net sales, for the first quarter 1995 to $11.8 million, or 43.6% of net sales, for the first quarter 1996. The increase in gross profit resulted from an increased number of installations, increased selling prices, the credit participation fee from Sears and its affiliates and interest income from Marquise Financial, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $639,000, or 29.7%, from $2.2 million, or 9.6% of net sales, for the first quarter 1995 to $2.8 million, or 10.3% of net sales, for the first quarter 1996. The increase in the license fee incurred to Sears for the first quarter 1996 was due to the increase in sales volume and an increase in the license fee rates. Sears and the Company entered into a new three-year license agreement effective January 1, 1996. Among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rate, to be charged during the term of the license agreement. Gross profit before the Sears license fee, credit participation fee and interest income increased $2.8 million, or 24.1%, from $11.4 million, or 51.1% of net sales, for the first quarter 1995 to $14.2 million, or 53.1% of net sales, for the first quarter 1996. The unit costs of materials, installation labor and warranty expense remained relatively constant during the period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased $2.1 million, or 23.3%, from $8.9 million in the first quarter 1995 to $11.0 million in the first quarter 1996 and as a percentage of net sales increased from 39.7% to 40.5%. The increase in selling, general and administrative expenses resulted primarily from the expenses associated with increased sales volume, the increased number of Sales Associates and expenses related to the hiring of personnel to support the expansion of the infrastructure of the Company and the start-up of Marquise
Financial. Direct advertising expense increased $65,000, or 4.5%, from $1.4 million for the first quarter 1995 to $1.5 million for the first quarter 1996; as a percentage of net sales, however, direct advertising expense decreased from 6.4% for the first quarter 1995 to 5.5% for the first quarter 1996, reflecting improved utilization of sales leads primarily due to the increase in Sales Associates. Selling commission expense increased $265,000, or 13.1%, from $2.0 million in the first quarter 1995 to $2.3 million in the first quarter 1996; as a percentage of net sales, however, selling commission expense decreased from 9.1% in the first quarter 1995 to 8.6% in the first quarter 1996. Sales representatives are compensated on a variable commission basis depending upon the type of product sold. Performance-based compensation paid to officers and regional, sales and production managers increased $126,000, or 55.5%, from $227,000 in the first quarter 1995 to $353,000 in the first quarter 1996, primarily due to an increase in operating income. See "Certain Transactions -- Transactions with Senior Managers" and "-- Transactions with Other Managers." Management fees incurred to Globe increased, commensurate with the gross sales increase, from $110,000 in the first quarter 1995 to $131,000 in the first quarter 1996. The management agreement between Globe and the Company will be terminated upon consummation of the offering. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative, field operation and Marquise Financial payrolls and related costs and general expenses, increased $1.5 million, or 28.8%, from $5.2 million, or 23.2% of net sales, in the first quarter 1995 to $6.7 million, or 24.7% of net sales, in the first quarter 1996. The increase was primarily due to increased expenses relating to support personnel and services required to manage the Company's expanding infrastructure and for start-up expenses related to Marquise Financial.

AMORTIZATION OF INTANGIBLES

    Amortization of intangibles increased from $126,000 in the first quarter 1995 to $132,000 in the first quarter 1996. The amortization expense relates primarily to goodwill incurred in connection with the September 1994 stock repurchase from management. See "Certain Transactions -- Transactions with Senior Managers."

NET INTEREST EXPENSE

    Net interest expense decreased $120,000, from $186,000 in the first quarter 1995 to $66,000 in the first quarter 1996, as interest income from invested excess operating cash partially offset the interest expense related to the notes payable to certain of the Company's senior managers in connection with the September 1994 stock repurchase from management. See "Certain Transactions -- Transactions with Senior Managers."

INCOME TAX PROVISION

    The Company's income tax provision increased from $71,000, or an effective rate of 101%, for the first quarter 1995, to $299,000, or an effective rate of 46.1%, for the first quarter 1996. The difference in the effective income tax rate and the federal statutory rate (34%) is due primarily to amortization of intangibles which are not deductible for income tax purposes and the effect of state income taxes.

NET INCOME

    The Company's net income increased $350,000, from essentially break-even in the first quarter 1995 to $349,000 in the first quarter 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

NET SALES

    Net sales increased $30.6 million, or 32.6%, from $94.2 million in 1994 to $124.8 million in 1995. Approximately 42.5% of the increase in net sales was attributable to roofing and gutter products and services, net sales of which increased $13.0 million to $87.1 million in 1995. The remaining increase in net sales was due to garage door and entry door products and services, net sales of which increased $7.1 million to $19.3 million in 1995 as well as fencing and other products and services, net sales of which increased $10.5 million to $18.4 million in 1995. These increases in net sales were due primarily to an increase in the number of installations which resulted from the first full-year impact of the Company's 55 sales offices and the opening of 15 new sales offices, an increase in Sales Associates from 496 to 631 and the addition of fencing in certain markets. Net sales also increased due to increased selling prices.

GROSS PROFIT

    Gross profit increased $14.6 million, or 38.3%, from $38.0 million or 40.4% of net sales, in 1994 to $52.6 million, or 42.1% of net sales, in 1995. The increase in gross profit resulted from an increased number of installations and increased selling prices, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $5.6 million, or 75.7%, from $7.4 million, or 7.9% of net sales, in 1994 to $13.0 million, or 10.4% of net sales in 1995. The increase in the license fee incurred to Sears in 1995 was due to the increase in sales volume and an increase in the license fee rates. Sears and the Company entered into a new three-year license agreement effective January 1, 1996; among other things, the license agreement provides for a fixed license fee, at the March 1995 license fee rate, to be charged during the term of the license agreement. Gross profit before the Sears license fee increased $20.2 million, or 44.4%, from $45.4 million, or 48.3% of net sales, in 1994 to $65.6 million, or 52.5% of net sales, in 1995. The unit costs of materials, installation labor and warranty expense remained relatively constant during the period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased $10.5 million, or 30.1%, from $34.8 million in 1994 to $45.3 million in 1995 and as a percentage of net sales remained relatively constant at 37.0% in 1994 as compared to 36.3% in 1995. The increase in selling, general and administrative expenses resulted primarily from expenses associated with increased sales volume and the increased number of Sales Associates and, to a lesser extent, expenses related to the hiring of personnel to support the expansion of the infrastructure of the Company. Direct advertising expense increased from $6.1 million in 1994 to $6.3 million in 1995; as a percentage of net sales, however, direct advertising expense decreased from 6.5% in 1994 to 5.0% in 1995. Selling commission expense increased $2.5 million, or 30%, from $8.5 million in 1994 to $11.0 million in 1995; as a percentage of net sales however, selling commission expense decreased from 9.0% in 1994 to 8.8% in 1995. Sales representatives are compensated on a variable commission basis depending upon the type of product sold. Performance-based compensation paid to officers and regional, sales and production managers increased from $3.0 million in 1994 to $3.9 million in 1995 primarily due to the increase in operating income. See "Certain Transactions -- Transactions with Senior Managers" and "-- Transactions with Other Managers" for information regarding future payments to management. Management fees incurred to Globe increased, commensurate with the gross sales increase, from $464,000 in 1994 to $558,000 in 1995. The management agreement between the Company and Globe will be terminated upon consummation of the offering. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative and field operation payrolls and related costs and general expenses, increased $6.8 million, or 40.7%, from $16.7 million, or 17.8% of net sales, in

1994 to $23.5 million, or 18.9% of net sales, in 1995. This increase was primarily due to the additional number of sales offices and expenses relating to support personnel and services required to manage the Company's expanding infrastructure.

AMORTIZATION OF INTANGIBLES

    Amortization of intangibles increased $228,000 from $275,000 in 1994 to $503,000 in 1995, reflecting the full-year impact of goodwill amortization related to the September 1994 stock repurchase from management. See "Certain Transactions -- Transactions with Senior Managers."

NET INTEREST EXPENSE

    Net interest expense increased $371,000, from $39,000 in 1994 to $410,000 in 1995, primarily as a result of increased borrowings under the Company's bank line of credit required to fund the September 1994 stock repurchase and interest payments on the notes issued to certain of the Company's senior managers in connection therewith. See "Certain Transactions -- Transactions with Senior Managers."

INCOME TAX PROVISION

    The Company's income tax provision increased from $917,000, or an effective rate of 31.5%, in 1994, to $2.7 million, or an effective tax rate of 41.5%, in 1995. The increase in the effective income tax rate was primarily due to the utilization in 1994 of the 1993 net operating loss carryforward.

NET INCOME

    The Company's net income increased $1.7 million, from $2.0 million in 1994 to $3.7 million in 1995.

FISCAL 1994 COMPARED TO THE SEVEN MONTHS ENDED DECEMBER 31, 1993

NET SALES

    Net sales increased $73.7 million, from $20.5 million for the seven months ended December 31, 1993 to $94.2 million in 1994. The increase in net sales of 75.3% was attributable to roofing and gutter products and services, net sales of which increased $55.5 million to $74.0 million in 1994. The remaining increase in net sales was due to garage door and entry door products and services, net sales of which increased $10.4 million to $12.1 million in 1994 as well as fencing and other products and services, net sales of which increased $7.8 million to $8.1 million in 1994. These increases were due primarily to an increase in the number of installations which resulted from the first full-year impact of the Company's 38 sales offices, the opening of 17 new sales offices, an increase in Sales Associates from 260 to 496, and the addition of fencing and garage doors in certain markets, as well as increased selling prices.

GROSS PROFIT

    Gross profit increased $30.1 million, from $8.0 million, or 38.7% of net sales, for the seven months ended December 31, 1993 to $38.1 million, or 40.4% of net sales, in 1994. The increased gross profit resulted from an increased number of installations and increased selling prices, partially offset by the increase in the Sears license fee. The license fee incurred to Sears increased $6.2 million, from $1.2 million, or 5.8% of net sales, in the seven months ended December 31, 1993 to $7.4 million, or 7.9% of net sales, in 1994. The increase in the license fee incurred in 1994 was due to the increase in sales volume and an increase in the license fee rates. Gross profit before the Sears license fee increased $36.2 million, from $9.2 million, or 44.6% of net sales, in the seven months ended December 31, 1993 to $45.4 million, or 48.3% of net sales, in 1994. The unit costs of materials, installation labor and warranty expense remained relatively constant during the period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased $25.7 million, from $9.1 million for the seven months ended December 31, 1993, to $34.8 million in 1994 and as a percentage of net sales, decreased from 44.3% for the seven months ended December 31, 1993, to 37.0% in 1994. The increase in selling, general and administrative expenses resulted primarily from expenses associated with increased sales volume and a full year of operations. The decrease as a percentage of net sales was due primarily to the charges in 1993 related to the start-up of the Company. Direct advertising expense increased $4.4 million from $1.7 million in the seven months ended December 31, 1993 to $6.1 million in 1994; as a percentage of net sales, however, advertising expense decreased from 8.2% for the seven months ended December 31, 1993 to 6.5% in 1994. Selling commission expense increased $6.8 million, from $1.7 million, or 8.4% of net sales, in the seven months ended December 31, 1993 to $8.5 million, or 9.0% of net sales, in 1994. Performance-based compensation paid to officers and regional, sales and production managers was $3.0 million in 1994, including a one-time bonus in the aggregate amount of $1.1 million; no such compensation expense was incurred in the seven months ended December 31, 1993, as the Company recorded net losses in such period. Management fees incurred to Globe were $464,000 in 1994; no such fees were incurred for the seven months ended December 31, 1993. The balance of selling, general and administrative expenses, primarily sales lead-generation activities, administrative and field operation payrolls and related costs and general expenses, increased $11.0 million, from $5.7 million, or 27.7% of net sales, in the seven months ended December 31, 1993 to $16.7 million, or 17.8% of net sales, in 1994. This increase was primarily due to the additional number of sales offices and expenses relating to support personnel and services required to manage the Company's expanding infrastructure.

AMORTIZATION OF INTANGIBLES

    Amortization of intangibles was $275,000 in 1994 reflecting the impact of goodwill amortization related to the September 1994 stock repurchase from management. See "Certain Transactions -- Transactions with Senior Managers."

NET INTEREST EXPENSE

    Net interest expense increased by $39,000 as a result of borrowings required to fund the September 1994 stock repurchase from management.

INCOME TAX PROVISION

    The income tax provision was $917,000 in 1994; there was no income tax provision in the seven months ended December 31, 1993. The effective income tax rate in 1994 was 31.5%. The increase in income tax provision in 1994 was primarily due to the income in 1994, offset by the utilization of the net operating loss carryforward generated in 1993.

NET INCOME

    The Company's net income increased $3.2 million from a net loss of $1.2 million for the seven months ended December 31, 1993 to net income of $2.0 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary capital needs have been to fund the growth of the Company and to fund the September 1994 stock repurchase from management and the related payment of notes to management in September 1995. See "Certain Transactions." The Company's primary sources of liquidity have been cash flow from operations and borrowings under its bank credit facility. The Company's operations through December 31, 1995 have not been capital intensive. The Company's capital expenditures for 1993, 1994, 1995 and the first quarter 1996 were approximately $244,000, $573,000, $888,000 and $120,000, respectively.
Capital expenditures for fiscal 1996 are expected to be approximately $1.5 million, primarily related to the ongoing upgrading of computer hardware and software. Future requirements for capital expenditures are expected to be funded by cash flow from operations and bank lines of credit. The Company believes that it has sufficient operating cash flow, working capital and bank financing, together with the net proceeds from the offering and the financing arrangements currently being pursued by the Company with respect to Marquise Financial, to meet all of its obligations for the foreseeable future, including funding for Marquise Financial and for the development and expansion of complementary product lines and services.

    In November 1995, the Company commenced the operations of Marquise Financial, its consumer finance subsidiary. Marquise Financial has been capitalized and funded with the Company's excess operating cash flow and borrowings under the Company's bank line of credit which is secured through Exteriors, and the Company is actively pursuing additional funding of up to $35.0 million for Marquise Financial for 1996. At May 1, 1996, Marquise Financial had consumer finance receivables of approximately $11.9 million. The Company anticipates that the net proceeds from the offering, the bank line of credit, the possible sale of consumer finance receivables of Marquise Financial and cash flow from operations will be sufficient to satisfy the Company's financing cash requirements in the foreseeable future. In the event the Company is unable to obtain all requisite financing for its consumer financing activities, the Company will reduce its consumer financing activities until it can arrange for other financing alternatives. See "Risk Factors -- New Consumer Finance Subsidiary" and Notes to Unaudited Condensed Consolidated Financial Statements.

    At March 31, 1996, the Company had approximately $46,000 in cash and cash equivalents and a net working capital deficit of approximately $5.3 million. The working capital deficit at March 31, 1996 represents an increase in the working capital deficit of $479,000 from December 31, 1995, due to repayment of stockholder notes from management partially offset by earnings in the first quarter 1996. Borrowings under the bank line of credit increased from zero at December 31, 1995 to $7.7 million at March 31, 1996. The utilization of excess cash and the increase in borrowings under the bank line of credit is primarily attributable to financing the increase in consumer finance receivables by Marquise Financial.

    In September 1994, the Company repurchased 40.2% of its outstanding Common Stock from the Company's senior management for an aggregate of $17.7 million in cash, notes and other obligations. The repurchase of the Common Stock was accounted for under the purchase method of accounting. Since net assets were already stated at approximate fair market value, the purchase cost of the shares in excess of their par value and other direct costs incurred by the Company were recorded as goodwill. Goodwill is being amortized over 40 years. Amortization expense includes goodwill amortization and amortization of organizational expenses. See "Certain Transactions -- Transactions with Senior Managers."

    From its inception in June 1993 through March 31, 1996, the Company has generated cash flow from operations of approximately $13.0 million. The Company used $12.5 million of cash in connection with the repurchase of 40.2% of its Common Stock from management stockholders and $1.8 million of the cash for capital expenditures. See "Certain Transactions -- Transactions with Senior Managers."

    The Company's bank line of credit which is secured through Exteriors, consists of a collateralized line of credit of $15.0 million. As of March 31, 1996, Exteriors had $7.7 million outstanding on its line of credit and anticipates that approximately $15.0 million will be outstanding upon the closing of the offering, a substantial portion of which will be used to fund Marquise Financial. The Company intends to pay amounts outstanding under the bank line of credit with a portion of the net proceeds of the offering. See "Use of Proceeds." The bank line of credit bears interest at a rate per annum equal to, at Exteriors' option, the bank's prime rate or LIBOR plus 1.5%. A portion of the credit facility, $5.0 million, matures in March 1997, with the remaining $10.0 million maturing in March 1998. Since inception, the Company has periodically renewed its bank line of credit, increasing its line of credit from $2.5 million to $15.0 million and lowering the interest rate charged.

    At March 31, 1996, the Company had notes outstanding, plus accrued interest thereon, and other obligations totaling $5.3 million payable to certain current and former management stockholders. The Company expects to repay the $3.3 million of principal outstanding and accrued interest under the notes with a portion of the net proceeds of the offering. See "Use of Proceeds" and "Certain Transactions -- Transactions with Senior Managers."

QUARTERLY FINANCIAL INFORMATION

    The following table sets forth certain unaudited financial information for each quarter during fiscal 1994 and 1995 and the first quarter of fiscal 1996. The amounts shown are not necessarily comparable or indicative of actual trends, since these amounts also reflect the addition of new products and additional locations during these periods.

                                                                       QUARTERS ENDED
                          ---------------------------------------------------------------------------------------------------------
                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                            1994        1994         1994            1994         1995        1995         1995            1995
                          ---------   --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                       (IN THOUSANDS)
Net sales...............   $12,915    $23,576       $28,200        $29,495       $22,362    $31,134       $36,459        $34,893
Gross profit............     5,273      9,687        11,534         11,553         9,266     13,152        15,412         14,773
Operating profit
 (loss).................      (126)     1,323            75(a)       1,679           256      1,680         2,667          2,192
Net income (loss).......      (122)     1,185(b)         87(b)         845            (1)       894         1,532          1,310


                          MARCH 31,
                            1996
                          ---------

Net sales...............   $27,093
Gross profit............    11,800
Operating profit
 (loss).................       714
Net income (loss).......       349

- ------------------------------
(a) Includes a bonus in the aggregate amount of $1.1 million paid to management and $320,000 of management fees paid to Globe for the nine months ended September 30, 1994.

(b) Includes tax benefits from the utilization of the Company's 1993 net operating loss carryforward.

SEASONALITY

    The Company's results of operations may fluctuate from year to year or quarter to quarter due to a variety of factors. The Company expects lower levels of sales and profitability during the period from mid-November through mid-March, impacting the first and fourth quarter of each fiscal year. The Company believes that this seasonality is caused by winter weather in certain of the Company's markets located in the northeastern and north central U.S. and rainy weather, each of which limits the Company's ability to install exterior home improvements. In addition, the demand for the Company's products and the Company's results of operations may be affected by the severity of the weather. For example, mild weather limits the number of roofs in need of repair but allows the Company to continue to install its products. Conversely, severe weather increases the number of roofs in need of repair but, due to increased demand for independent contractors, limits the pool of qualified independent contractors available to install the Company's products and can delay the time it takes to complete an installation.

INFLATION

    Inflation has not had a material impact upon operating results and the Company does not expect it to have such an impact in the future. To date, in those instances where the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurance, however, that the Company's business will not be affected by inflation or that it can continue to increase its selling prices to offset increased costs and remain competitive.

                                    BUSINESS

GENERAL

    The Company is a leading national marketer and contractor of installed home improvement products, including roofing, gutters, doors and fencing. The Company markets its home improvement products and services directly to consumers primarily under the "Sears" name pursuant to a three-year non-exclusive license agreement with Sears which expires December 31, 1998. Sears has been in business for over 100 years and is a nationally recognized name in the installed home improvement industry. The Company is one of the largest third-party licensees of Sears home improvement products and services. The Company currently markets its products directly to residential customers in 44 states through a combination of national and local advertising and its approximately 700 Sales Associates. The Company has 74 sales offices located in major cities across the U.S., providing the Company with a presence in markets covering approximately 77% of the owner-occupied households in the U.S. The Company installs its products through a network of over 1,300 qualified independent contractors and purchases its products through local and regional independent distributors.

    The Company was formed in May 1993 to participate in the consolidation of the installed home improvement industry. Since commencement of the Company's operations in June 1993, the Company's net sales have increased to $124.8 million for the year ended December 31, 1995. The Company intends to continue its growth in net sales and profitability by increasing penetration in existing markets through the addition of new Sales Associates and sales offices and the generation of additional sales leads. In addition, the Company intends to add new installed product lines, including proprietary products and other maintenance-related, "need-based" products and services, and to increase its conversion rate of sales leads into sales. The Company also believes that the availability of an alternative source of credit financing for its customers through Marquise Financial will lead to increased product sales and profitability.

INDUSTRY OVERVIEW

    According to the U.S. Department of Commerce, total expenditures for residential improvements and repairs grew at an annual compounded rate of 5.7% from approximately $97.5 billion in 1991 to approximately $115.0 billion in 1994. The Company believes there are several trends accounting for the growth in the home improvement market over the past several years. As the inventory of homes in the U.S. grows each year, the size of the home improvement market grows in turn. For example, the average age at which most homes in the U.S. are re-roofed is approximately 17.5 years; as a result, as the number of existing homes grows each year, the number of homes which need to be re-roofed grows as well. In addition, the size of the average roof in the U.S. has increased slightly over the past years, leading to larger projects. Furthermore, the Company believes that as the value of the average home in the U.S. has increased, homeowners are more willing to use higher quality or premium products on their roofs and other parts of their homes to protect or enhance the value of their homes.


    The  installed home improvement industry  is large and fragmented. Providers tend to be small, family-owned independent contractors, serving a localized customer base and often are undercapitalized. Increasingly, providers of home improvement services are facing a growing array of complex regulation. For example, most independent contractors are now required to have a valid license and insurance, including workers' compensation insurance, in order to operate. As a result of this increased regulatory complexity, the industry is increasingly characterized by a high rate of local contractors entering and exiting the home improvement business.

OPERATING STRATEGY

    The Company seeks to significantly increase its market share in the installed home improvement market by providing premium home improvement products in a cost-effective manner. Key elements of the Company's operating strategy include:

    - EFFICIENT MARKETING, SALES LEAD GENERATION AND SALES. The Company currently has 74 sales offices with approximately 700 Sales Associates in 44 states covering approximately 77% of the owner-occupied households in the U.S. The Company has been able to cost-effectively generate sales leads through its targeted advertising approach. The Company advertises nationally through Sears-produced advertising and locally through the yellow pages and local newspapers. In addition, the Company has developed an efficient program for fielding telephone calls, qualifying potential customers and promptly dispatching Sales Associates.

    - LICENSEE OF NATIONALLY RECOGNIZED SEARS NAME. The Company is licensed to sell, furnish and install, under the "Sears" name, certain products and services approved by Sears in 44 states. The Company believes that it realizes significant benefits from selling and marketing its products under the "Sears" name. Prior to January 1993, Sears sold, furnished and installed the exterior home improvement product lines currently sold by the Company and had been selling, furnishing and installing certain of the Company's product lines for over 40 years. Sears enjoys a national reputation for its quality products and commitment to customer satisfaction, which the Company believes provides the Company with a significant competitive advantage in its markets.

    - FOCUS ON "NEED-BASED" PRODUCTS AND OWNER-OCCUPIED HOUSEHOLDS. The Company markets, sells and installs primarily "need-based" products and services which are used to improve and repair portions of a home or prevent potential problems, such as a damaged roof or a broken garage door. A customer's decision to purchase "need-based" products and services tends to be less discretionary than the decision to purchase other home improvement products, since a decision to purchase a "need-based" product is typically in response to a problem that needs to be promptly remedied. The Company focuses its marketing efforts on owner-occupied homes. Because most people's largest investment is their home, the Company believes home-owners are more willing to protect or enhance the value of their investment by installing "need-based" products.

    - VARIABLE COST OPERATIONS. The Company's operating costs are substantially variable due to its method of purchasing products and retaining independent contractors and its utilization of incentive-based compensation programs for its Sales Associates and, to a lesser extent, its administrative and operating management. The Company does not maintain any inventories of products but instead purchases products from its independent distributors when a sale is made to a customer. Likewise, the Company does not retain an independent contractor to install a job until a sale has been made. Substantially all of the compensation paid to a sales representative is based on sales generated by the sales representative. In addition, as a result of the Company's automated information systems, the Company's administrative and field support operations are cost-efficient.

    - COMMITMENT TO SUPERIOR CUSTOMER SERVICE. The Company promotes exceptional value to its customers by presenting, delivering and installing a quality product in a timely manner. The Company trains its Sales Associates to fully inform customers as to what to expect from the Company's products and services and to be knowledgeable about the Company's products. The Company retains independent contractors who are monitored by the Company's quality control coordinators to ensure conformance to the Company's quality standards. Unlike many of its competitors, the Company requests no payments from customers with approved credit until the job is complete and the customer has signed a written certificate of satisfaction. The Company backs each installation with labor and product warranties of up to 10 years. In addition, the manufacturers' product warranties, which are issued directly to the customer, may provide product warranty coverage for as long as 40 years. Furthermore, the Company, pursuant to the license agreement has adopted the Sears policy of "Satisfaction Guaranteed or Your Money Back" with respect to each installation.

    - ESTABLISHED RELATIONSHIPS WITH INDEPENDENT CONTRACTORS. Currently, the Company has established relationships (i.e., independent contractors who have performed two or more installations for the Company) with approximately 1,300 independent contractors. Prior to retention, the Company generally pre-screens independent contractors for quality of installations and insurance coverage. After retaining an independent contractor, the Company's goal is to monitor the independent contractor's performance to ensure the independent contractor satisfies the Company's quality and customer satisfaction standards. The Company believes it is able to attract qualified independent contractors by providing the independent contractors with prompt payment and predictable workflow and by relieving the independent contractor of marketing, sales and collection duties.

    - CONSUMER FINANCING. The Company is able to offer its customers the option of financing their purchases through Sears and its affiliates or through Marquise Financial, the Company's newly-formed consumer finance subsidiary which began operations in November 1995. The Company believes that its ability to offer these financing alternatives to qualified customers has a positive effect on its Sales Associates' ability to close sales.

    - AUTOMATED INFORMATION SYSTEMS. The Company operates a sales lead management, job cost, billing, accounting and management information system at its headquarters. The Company believes that its procedures permit material delivery, product installation and job inspection in a cost-effective and timely manner leading to prompt installation of its products. In addition, sales of products financed by Sears and its affiliates and the license fee paid by the Company to Sears are settled electronically between the Company and Sears. The systems employed by the Company are being further upgraded to more efficiently link incoming phone calls with a timely in-home sales presentation.

GROWTH STRATEGY

    The Company's strategy is to continue its growth by focusing on the following areas:

    - INCREASING PENETRATION OF CURRENT PRODUCT LINES. The Company believes it has less than 1% of the market for its current product lines. The industry in which the Company competes is fragmented and characterized by inconsistent quality and a high turnover of competitors. The Company believes that it can increase its share of the market and its profitability by effectively promoting its quality products to generate additional sales leads, increasing the size of its sales force and increasing its close ratio (i.e., the percentage of sales leads resulting in sales).

    - INCREASING SIZE AND PRODUCTIVITY OF SALES FORCE. The Company has been rapidly increasing the size of its sales force from 557 Sales Associates at March 31, 1995, to 700 Sales Associates at May 1, 1996. Additional Sales Associates will permit the Company to improve its response time to sales leads, which, based on the Company's experience, improves the percentage of sales leads resulting in sales. The Company intends to increase the number of Sales Associates by approximately 50 and to open 1 to 2 sales offices in new and existing markets during the remainder of 1996. The Company is also in the process of implementing a professional training program for all Sales Associates which, based on performance to date, is expected to increase the effectiveness and productivity of its Sales Associates.

    - EXPANDING PRODUCT OFFERINGS AND PROPRIETARY PRODUCTS. The Company plans to focus on expanding its markets and product lines by adding more "need-based" products and services. In 1995 and early 1996, the Company began test marketing the installation, under the "Diamond Exteriors" name, of light commercial roofing and the provision of heating and air conditioning services, repair and installation under the "Solitaire" name. Additionally, in conjunction with certain manufacturers, the Company has developed and is in the process of further developing certain proprietary products under the "Diamond Shield" name which the Company licenses from Globe. Currently, the Company sells proprietary roofing, garage door and fencing products. These proprietary products permit the Company to offer its customers unique, high quality products with an extended labor and materials warranty that is not subject to direct price comparisons with the Company's competitors.

    -  INCREASED UTILIZATION OF SEARS RELATED SALES LEADS.  The Company believes that, by adding complementary product lines and services to its Sears license arrangements, it can increase its utilization of its sales leads and therefore increase profitability. The Company receives sales leads requesting products and services which the Company currently does not provide. The Company expects to further utilize sales leads it has already generated at no additional incremental cost by expanding into complementary Sears product lines. Any such expansion of the license arrangements will require Sears prior approval.

    - ADDITIONAL CREDIT AVAILABILITY. During fiscal 1995, approximately 89% of the Company's sales were financed, and of such financed sales, approximately 97% were financed through Sears and its affiliates. Historically, the Company has been unable to provide financing to certain potential customers as a result of the inability of these customers to satisfy the credit underwriting criteria of Sears and its affiliates. Since the Company's inception, Sears credit approval rate for the Company's customers has varied from time to time based on a variety of factors. As a result, in November 1995, the Company established a consumer finance subsidiary, Marquise Financial, to provide potential customers with an alternate source of financing their purchases, thereby creating opportunities for increased net sales and profitability.

PRODUCTS

    The following table sets forth the net sales and percentage of total net sales for each of the Company's major product lines.

                                                                                                           THREE MONTHS ENDED MARCH
                                                                   YEARS ENDED DECEMBER 31,                           31,
                            PERIOD FROM JUNE 1 TO    ----------------------------------------------------  -------------------------
                              DECEMBER 31, 1993                1994                       1995                       1995
                          -------------------------  -------------------------  -------------------------  -------------------------
                                        PERCENT OF                 PERCENT OF                 PERCENT OF                 PERCENT OF
                           NET SALES      TOTAL       NET SALES      TOTAL       NET SALES      TOTAL       NET SALES      TOTAL
                          -----------  ------------  -----------  ------------  -----------  ------------  -----------  ------------
                                                                    (DOLLARS IN THOUSANDS)
Roofing and Gutters.....   $  18,532         90.2%    $  74,015         78.6%    $  87,060         69.7%    $  15,687         70.2%
Garage Doors............         713          3.5         5,538          5.9        10,606          8.5         2,195          9.8
Entry and Security
 Doors..................       1,029          5.0         6,600          7.0         8,682          7.0         2,039          9.1
Fencing.................         188          0.9         7,358          7.8        17,933         14.3         2,381         10.6
Other...................          86          0.4           675          0.7           567          0.5            60          0.3
                          -----------  ------------  -----------       -----    -----------       -----    -----------       -----
    Total...............   $  20,548        100.0%    $  94,186        100.0%    $ 124,848        100.0%    $  22,362        100.0%
                          -----------  ------------  -----------       -----    -----------       -----    -----------       -----
                          -----------  ------------  -----------       -----    -----------       -----    -----------       -----


                                    1996
                          -------------------------
                                        PERCENT OF
                           NET SALES      TOTAL
                          -----------  ------------

Roofing and Gutters.....   $  18,804         69.4%
Garage Doors............       2,414          8.9
Entry and Security
 Doors..................       1,738          6.4
Fencing.................       3,621         13.4
Other...................         516          1.9
                          -----------       -----
    Total...............   $  27,093        100.0%
                          -----------       -----
                          -----------       -----

    The Company purchases all of its products directly from independent distributors and/or manufacturers. All products sold by the Company under the license agreement must be pre-approved by Sears. To date, the Company has not experienced any difficulties obtaining the approval of Sears for any of its products; however, there can be no assurance that Sears will continue to approve the Company's new products.

    Set forth below is brief description of the products offered by the Company:

    ROOFING AND GUTTERS. The Company sells and installs most types of roofing products, including asphalt, fiberglass, laminate, 3-tab and wood shingles, clay and concrete tile and metal. The Company also sells and installs a proprietary, premium shingle under the "Diamond Shield" name, which is manufactured by Globe. The Diamond Shield shingle has a 30-year warranty and is rapidly becoming the Company's most popular shingle. Globe licenses the name "Diamond Shield" to the Company pursuant to an exclusive, royalty-free, perpetual license. See "Certain Transactions -- Transactions with Globe and Globe Affiliates." The Company does not sell, install or tear-off asbestos roofing. The Company installs all types of residential roofs from flat roofs to roofs with multiple peaks. The average price for a roof installed by the Company is $5,000. The Company also sells and installs aluminum and steel gutters. The average price of installed gutters is $1,200. The Company repairs roofs in certain limited markets as a Sears authorized contractor and provides warranty service on Sears behalf for exterior home products sold, furnished and installed by Sears prior to Sears exit from the selling, furnishing and installing of roofing products. Pursuant to the Sears license agreement, the Company also sells and installs soffit/facia, siding for dormers and gable ends, chimney repair and tear-off roofing in connection with its roofing installations.

    The Company, on a limited test basis, also sells and installs, under the "Diamond Exteriors" name, most types of light commercial roofing products, which are similar to residential roofing products, including a wide variety of shingles and various types of modified asphalt and rubber-based roll roofing products. The average price for a light commercial roof installation is $15,000. Typically, a light commercial roofing installation involves roofs of less than 13,000 square feet, such as fast food restaurants, convenience stores and small, single-unit buildings. The light commercial roofing products and services are not marketed or sold pursuant to a Sears license agreement.

    GARAGE DOORS. The Company sells and installs a complete line of wood, steel and fiberglass garage doors. The average price of an installed garage door, including custom-made garage doors, is $1,250. In connection with the sales of garage doors, the Company also sells and installs Sears brand garage door openers. The Company sells a proprietary, high quality insulated steel garage door under the "Diamond Shield" name. The Company repairs garage doors as a Sears authorized contractor.

    ENTRY AND SECURITY DOORS. The Company sells and installs exterior entry doors and security storm doors. The Company offers a variety of pre-finished energy-efficient steel, wood and fiberglass entry doors in a wide assortment of colors and styles. The average price of an installed entry door is $1,700. The Company also offers steel-frame security storm doors which provide energy efficiency and security. The average price for a fully installed security storm door is $1,100. In addition, the Company sells patio doors and patio storm doors.

    FENCING. The Company sells and installs a variety of fencing products including galvanized, steel and aluminized chain link fences, vinyl coated steel fabric fences with matching color frameworks, wood fences in a variety of styles and plastic fences. The Company also sells a proprietary chain link fence under the "Diamond Shield" name which features an extra-strong ribbed design and rust protection. The average price of an installed fence is $2,000.

    OTHER. The Company sells and installs skylights, insulation and a complete line of exterior home improvement products for mobile homes such as siding, windows, doors and roofing. The Company is currently testing operations which will provide, through Solitaire, cleaning, repair and replacement products and services to the heating and air conditioning market, which services are not marketed or sold pursuant to a Sears license agreement. This category also includes financing income from Marquise Financial and credit participation fees from Sears and its affiliates.

NATIONAL MARKETING AND SALES LEAD GENERATION


    The Company's principal marketing activities are conducted by participation in Sears national advertising campaigns. In 1995, approximately 44% of the Company's marketing expense was related to Sears-produced advertising. Prior to the beginning of each year, the Company is required to commit to the amount of advertising space that it intends to purchase from Sears for the upcoming year. In 1994 and 1995, the Company incurred expenses to Sears of $1.7 million and $2.8 million, respectively, for advertising. The Company believes that Sears national advertising campaigns enable the Company to cost-effectively market its products. In addition, the Company advertises in the yellow pages, local newspapers, and, to a lesser extent, on radio and television. To improve the efficiency of its promotional activities, the Company monitors responses with internally developed computer software to determine which groups of homeowners produce the highest percentages of scheduled appointments and sales and to compile information such as the average sale price per sales lead for each type of advertising media. The Company's analysis of this information provides the basis for the ongoing refinement of its advertising program.


    The Company's advertisements with Sears display a toll free number for a potential customer to call. Currently, all calls from potential customers responding to Sears advertisements, representing approximately 50% of the total calls received by the Company, go through a call center operated by

Sears which is operated 24 hours a day. A call-prompt system allows the caller to select the desired product in response to automated questions outlining the various products and services. Calls relating to the Company's products are then automatically transferred to the appropriate Company call center based on the area code of the caller. The Company call center which receives the telephone call verifies the products the customer is interested in, schedules an appointment and transmits the sales lead via facsimile or computer to the appropriate sales office. The East, Southeast and West regions of the Company each operate their own call center. These Company call centers are usually staffed from 8:00 a.m. to 8:00 p.m., Monday through Friday and, depending on the time of year, on Saturday and Sunday in certain regions. The Central region's call center is operated by HI, Inc., a call center staffed 24 hours a day and an affiliate of Mr. Clegg. See "Certain Transactions -- Transactions with Globe and Globe Affiliates." The sales calls generated by non-Sears advertising are received either directly at the appropriate Company call center or through HI, Inc.


SALES

    Potential customers who contact the Company are scheduled for an in-home presentation from a sales representative, generally within two to five days of the initial contact. Appointment schedules are transmitted by facsimile or computer from the call centers to the various sales offices two to three times per day. Sales managers attempt to schedule two to three appointments per sales representative each day, Monday through Saturday, and each sales representative is required to report the results of each appointment on a daily basis. Such data provide the basis for the computer-generated management information upon which the Company evaluates each sales representative's performance in such areas as sales as a percentage of appointments, cancellation rate, average dollar amount of sales, job profitability and amount of commissions earned.

    Upon being assigned a qualified sales lead, one of the Company's sales representatives will make an in-home presentation explaining the Company's products to the potential customer with the assistance of brochures and videos. During the in-home presentation, the sales representative will also determine the specifications of the home improvement project and provide a price estimate for the work to be performed. The Company follows a policy of requiring no money down from customers with approved credit, with payment to be made only upon completion of the job and the receipt of a written statement from the customer confirming satisfaction.

    The Company employs an incentive-based compensation program coupled with employee benefit programs, including health insurance coverage, for its Sales Associates. Sales representatives receive a percentage of the revenue generated by a sale, with the percentage varying, depending upon the type of product sold. In addition, in the event of improper estimating or other errors which lead to a reduced profit on an installation, the sales representative's commission is reduced by a portion of the reduced profit. Sales managers are paid a minimum base salary, with incentives based on both monthly sales and the quarterly profits for their sales offices.

    The Company places great importance on recruiting skilled, professional and motivated sales representatives. The attraction and retention of qualified sales representatives is critical to the Company's goal of continued sales growth. The Company attracts sales representatives by general advertising and referrals. The Company has experienced significant turnover in the past, because, among other reasons, the Company's sales representatives work on a commission-only basis. During the two-year period from January 1, 1994 through December 31, 1995, approximately 62% of the Company's total sales representatives resigned or were terminated. During the same period, the Company's 200 top-selling sales representatives (representing approximately 15% of the sales representatives employed by the Company during such period) generated approximately 61% of the Company's total net sales. Among these top-selling sales representatives, approximately 30% resigned or were terminated during the two-year period. The turnover of sales representatives results in increased recruitment and training costs and a lower than desired conversion rate of sales leads to sales. To the extent that the turnover rate of sales representatives continues or increases, or the Company loses a significant number of its most productive sales representatives, the net sales and profitability of the Company could be adversely affected. The Company is attempting to reduce turnover rates through more selective recruiting and better training. See "Risk Factors -- Reliance on Sales Associates" and "-- High Turnover of Sales Representatives."

    The Company has found that improved training of its Sales Associates increases the level of service that can be provided to the customer and improves the percentage of sales leads which ultimately result in sales. The Company employs, and is in the process of implementing nationwide a one to two week training program for all Sales Associates. The training program involves instruction as to the high standards of integrity and customer service required by the Company, technical information about the various products offered by the Company and "on the job" training with an experienced Sales Associate. The Company has developed a series of videos and training materials to assist in the training process. The Company's product suppliers also provide representatives to assist in the training programs at the supplier's expense.


    The Company's sales and installation activities are organized into four geographic regions (the East, Southeast, Central and West), each of which is managed by a regional president. Each region typically has a Vice President of Sales, to whom the sales managers report, and a Vice President of Operations, to whom installation managers and quality control coordinators report. The East Region has two District Managers, reporting to a Vice President of Sales and a Regional Manager of Operations. Each sales office is electronically connected to its particular regional office. Currently, each region has a call center (except the Central region which uses HI, Inc., an affiliate of Mr. Clegg, as its call center) through which sales leads are assigned to the various sales offices. See "Certain Transactions -- Transactions With Globe and Globe Affiliates." The Company currently has 74 sales offices which are typically staffed with a sales manager, an installation manager and a quality control coordinator. The sales manager is responsible for assigning sales leads to the sales representatives, monitoring their performance and recruiting sales representatives. The installation manager is responsible for scheduling and retaining independent contractors for particular jobs and recruiting independent contractors. The quality control coordinator inspects a portion of the installations while they are in progress or upon completion and qualifies new independent contractors.


INDEPENDENT CONTRACTORS

    The Company retains independent contractors to perform all of its installations. Prior to retention, the Company generally pre-screens each contractor's background and work to ensure that it meets the Company's quality standards. Each of the Company's sales offices enters into arrangements with multiple independent contractors setting forth the compensation structure for the independent contractor for a specified type and scope of installation. Independent contractors engaged by the Company employ their own workers and are required to maintain their own vehicles, equipment, insurance and licenses. The Company's policy requires that its independent contractors satisfy the Company's workers' compensation and general liability insurance requirements. In certain circumstances, independent contractors have not carried or renewed their workers' compensation and general liability insurance. To the extent that independent contractors do not carry the required insurance, the Company could incur ultimate liability for any injury or damage claims. The Company is in the process of taking actions aimed at better ensuring that each independent contractor meets and continues to meet the Company's workers' compensation and general liability insurance requirements. See "Risk Factors -- Dependence on Availability of Qualified Independent Contractors." The Company has established relationships (i.e., independent contractors who have performed two or more installations for the Company) with over 1,300 independent contractors. Each independent contractor provides the Company with a one to two year warranty for its work which is significantly shorter in duration than the labor warranty provided by the Company to its customers. See "-- Warranty."

    From time to time, the Company has experienced difficulty retaining a sufficient number of qualified independent contractors, especially after periods of extreme weather in specific geographic areas due to increased demand. However, the Company is in the process of developing and testing several programs to increase its ability to attract and retain quality independent contractors. These programs include a more rapid payment mechanism and a certification program based on work quality whereby independent contractors are paid increased rates for their services based on their certification level. Although these programs will marginally increase the Company's costs, the Company believes that they will help ensure an adequate supply of qualified independent contractors and reduce future incidences of warranty claims. See "Risk Factors -- Dependence on Availability of Qualified Independent Contractors."

CUSTOMER FINANCING

    The average sales price charged by the Company for its products and services ranges between $1,100 and $5,000. During fiscal 1995, approximately 89% of the Company's sales were financed, and, of the sales which were financed, approximately 97% were financed through Sears and its affiliates. A sales representative is generally able to determine credit availability for a customer by calling the Sears consumer credit department or Marquise Financial during the in-home presentation. In the Company's credit arrangements with Sears and its affiliates, Sears and its affiliates assume all credit risk and the Company receives from Sears and its affiliates, upon completion of the installation, the full contract price. Because the Company's target market is a homeowner living in a single family home, its potential customers generally have a good credit rating. However, in the past Sears and its affiliates credit approval rate for the Company's customers has varied from time to time based on a variety of factors. The continued availability of affordable financing for potential customers is necessary for the Company to continue to sell its products. See "Risk Factors -- Interest Rate Sensitivity" and "-- Dependence on Availability of Sears Credit."

    In November 1995, Marquise Financial, the Company's consumer finance subsidiary, commenced operations to provide an additional financing alternative for purchasers of the Company's products. If the customer does not want to finance the purchase through Sears and its affiliates or, in some cases, if Sears and its affiliates declines the customer's credit application, the customer may finance the purchase through Marquise Financial, so long as the customer satisfies Marquise Financial's credit criteria. The sales representative makes a phone call during the in-home presentation and is generally able to determine credit availability for a customer with Marquise Financial within 5 to 10 minutes. Unlike financing through Sears and its affiliates, the Company bears the credit risk on all financing provided by Marquise Financial. Customers financing purchases with Marquise Financial can pay a smaller portion of the principal balance on a monthly basis than is currently required by Sears and its affiliates. Although this lengthens the term of the loan, the Company believes that lower monthly payments make its products more affordable at the time of purchase. The Sears license agreement requires that Sears and its affiliates be given a right of first refusal with respect to 75% of the total dollar volume of applications for credit received by the Company in connection with sales made under the Sears license agreement. As of May 1, 1996, Marquise Financial had $11.9 million in consumer finance receivables outstanding. The Company is actively pursuing additional funding of up to $35.0 million for Marquise Financial for 1996. See "Risk Factors -- New Consumer Finance Subsidiary" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WARRANTY

    The Company provides each customer with a warranty on product and labor. Depending on the type of product installed, the product and labor warranties provided by the Company vary from one year to up to 10 years. In addition, the manufacturer provides a warranty on the product and the independent contractor provides a warranty on labor. Generally, the product warranty provided by manufacturers is commensurate as to scope and is typically longer as to duration than the warranty that the Company provides to its customers. However, certain manufacturer product warranties often provide a declining amount of coverage over time, while the Company's warranty coverage does not decline during the warranty period. The labor warranty that the Company receives from its independent contractors (generally one to two years) is significantly shorter in duration than that provided by the Company to its customers. In all cases, the Company is primarily liable to the customer to fulfill all warranty obligations, regardless of whether a manufacturer or independent contractor performs its warranty obligations. In addition, pursuant to the license agreement with Sears (i) Sears has the right to settle, at the Company's expense and without the Company's consent, any customer complaints, (ii) the Company has agreed to and supports Sears policy of "Satisfaction Guaranteed or Your Money Back" as it relates to customer complaints and adjustments and (iii) the Company's customers are third-party beneficiaries of the one-year product and labor warranty given by the Company to Sears with respect to each installation. The Company attempts to limit its potential warranty exposure by pre-screening independent contractors, using quality products produced by nationally known manufacturers and inspecting a portion of all installations. In addition to the product warranty it provides, the Company generally transfers to its customers, to the extent transferable, the manufacturers' product warranties which may provide product warranty coverage for as long as 40 years.

    To secure the performance of the independent contractors under their warranties, the Company requires most independent contractors to deposit with the Company between 1% and 2% of the payment such independent contractors receive for each completed installation, up to an aggregate maximum agreed-upon amount, which amount is held in reserve by the Company. These retentions are used to secure performance by an independent contractor of any labor warranty claims. Although the amounts retained may not be sufficient to cover all labor warranty costs, the Company believes that such retentions provide sufficient incentive to the independent contractor to perform the installation or needed repair in accordance with the Company's high quality standards. The Company currently accrues a reserve for warranty claims, which has approximated 2% of net sales since the Company's inception. See "Risk Factors -- Warranty Exposure."

PURCHASING

    The Company purchases roofing materials, gutters, doors, fencing and related products primarily from a variety of local and regional independent distributors and/or manufacturers. Each independent distributor provides a variety of services to the Company, including the maintenance of adequate inventories to support the Company's prompt need for materials, the delivery of requisite materials to each job site and the provision of extended payment terms for the products purchased. Through the use of independent distributors, the Company avoids the costs associated with maintaining an inventory and operating distribution centers. In many cases, the payment terms extended by the Company's suppliers permit the Company to collect payment for an installation prior to payment by the Company of the associated product costs. The independent distributors benefit from their relationships with the Company due to the consistent volume of purchases by the Company and the resultant increased inventory turnover and the limited credit risk posed by the Company. The Company believes it has good relationships with its independent distributors.

    In 1995, approximately 20% of the Company's material purchases were supplied by ABC Supply Co., inc., an independent distributor having facilities in multiple locations. The Company believes that other distribution companies would be able to offer comparable services and pricing to the Company. Approximately 16% in dollar volume of all roofing products purchased by the Company during 1995 were manufactured by Globe, the Company's principal stockholder. See "Certain Transactions -- Transactions with Globe and Globe Affiliates."

SEARS LICENSE AGREEMENT

    Currently, the Company conducts primarily all of its direct marketing and installation activities under a license agreement between Exteriors and Sears. As used herein with respect to the description of the Sears license agreement, the defined term "Company" shall mean Diamond Home Services, Inc. together with Exteriors. The Company entered into a new three-year license agreement with Sears effective January 1, 1996. The license agreement authorizes the Company to sell, furnish and install roofing, gutters, doors and fences under the "Sears" name as a Sears authorized contractor to residential customers in 44 states. During the term of the license agreement, the Company may not sell, furnish or install similar products under either its own or any other retailer's name without Sears consent. The license agreement expires December 31, 1998 but, under certain circumstances, may be extended for a wind down period of up to six months. After the first two years of its term, the license agreement may be terminated prior to expiration by either party without cause so long as such party has provided 12-months' written notice prior to the termination date. The license agreement also provides for immediate termination by Sears for various reasons, including failure to comply with any material provision of the license agreement; allegations that the approved products infringe a third party's patent, trademark or copyright or that they are being sold in violation of law; the Company's failure to have merchantable, conforming products ready for delivery and installation at the time specified; or receipt by Sears, in its opinion, of an excessive number of complaints regarding the Company and the Company's failure to timely provide Sears with adequate assurances, as determined by Sears, that issues involving such complaints have been resolved to Sears satisfaction. In addition, Sears has the right, at any time, upon 12 months' notice to the Company to discontinue the Company's right to sell, furnish and install certain products in certain markets under the "Sears" name if the sales volume or relative "Quality Every Day!" standards or "Service Quality Index" scores, as defined in the license agreement, for such products or services fall below the standards contained in the license agreement.

    Measuring and evaluating sales levels and customer satisfaction is important to both the Company and Sears. Annually, the Company and Sears review the Company's following year's sale forecast and operating plan. Quarterly, the Company and Sears review the "Service Quality Index" ("SQI Index") scores for the Company with respect to each region and product. The SQI Index is a Sears measure of the Company's performance against "Quality Every Day!" ("QED") standards with respect to the Company's delivery of products and services. The Company's scores are compared against the average scores for Sears licensees as a group. During the past year, the Company's average SQI Index scores have been within five percentage points of the average for all Sears licensees. Both the Company and Sears agree that the Company should improve its customer satisfaction scores. The Company believes that its rapid growth has resulted in scores at a level below that which the Company would have received had its growth been slower. However, the Company believes that it can improve its quality and service and has taken and is in the process of taking a number of initiatives involving its systems, reporting, employees, independent contractors, suppliers and distributors directed at improving its quality and service.

    The license agreement is not exclusive by its terms; however, historically, Sears has not licensed the same home improvement products to multiple licensees within the same market. The Company believes Sears does not grant licenses to more than one licensee in a market to avoid confusion among the customers with respect to pricing and other factors; provided, however, there can be no assurance that Sears will continue to limit its licenses. The license agreement may not be assigned by the Company to a third party other than an affiliate without Sears consent.

    The license agreement provides for the Company to pay Sears a license fee based on the Company's gross sales for products licensed under the license agreement. The license fee is a fixed percentage of such sales for certain products. See "Risk Factors -- Dependence on Sears License" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The license agreement provides for an additional fee of 1% of gross sales for each sale made pursuant to a customer referral from a Sears retail store associate.

    The license agreement imposes quality standards which must be maintained by the Company, as to both the products and the services it offers. Prior to any new product introduction, each product sold under the license agreement with Sears must be approved by Sears. In addition, all marketing materials employing the "Sears" name are subject to the prior approval of Sears. The license agreement grants Sears title to all customer information generated by the Company during the term of the license agreement, as well as to all telephone numbers used by the Company in connection with its operations under the license agreement and provides that the Company has no right or interest in such customer information or goodwill. The Company cannot use such information other than in connection with the license agreement. The license agreement also provides Sears the right to settle, at the Company's expense and without the Company's consent, any customer complaints. The Company is not aware of any material claims made against Sears by customers of the Company which the Company has not directly resolved with the customer, but no assurances can be given that Sears will not do so in the future with respect to the Company's customers. The Company has agreed to and supports Sears policy of "Satisfaction Guaranteed or Your Money Back." The license agreement also provides that the customers are third-party beneficiaries of the one-year product and labor warranty from the Company to Sears with respect to each installation.

    The license agreement requires that Sears be given a right of first refusal with respect to a minimum of 75% of the total dollar volume of applications for credit received by the Company in connection with sales made pursuant to the license agreement. If Sears declines any credit application, such application is referred to the Company and the Company, at its discretion, can provide credit to the applicant or seek a third party to provide credit. Beginning in 1996, the Company receives from Sears and its affiliates a participation fee equal to approximately 1.6% of sales financed through Sears and its affiliates. The participation fees are payable by Sears and its affiliates over a ten-year period, with 71% of the total participation fee to be paid in the first three years following each installation financed through Sears and its affiliates. The Company's right to receive the participation fee is subject to termination under certain circumstances.

    The Company believes that it has a good relationship with Sears and that it is one of Sears largest third-party home improvement product licensees measured by number of installations, gross sales, license fees paid to Sears and the number of sales offices and markets served. In 1993, 1994 and 1995, the Company incurred license fees to Sears in the aggregate amount of $1.2 million, $7.4 million and $13.0 million, respectively, and for the three months ended March 31, 1995 and 1996, $2.2 million and $2.8 million, respectively. In the event that Sears were to terminate or fail to renew the license agreement, the Company believes that, through its established sales and installation system, its products and services could be marketed, installed and financed by the Company independently or under the name of an alternative retail licensor. However, termination of the license agreement or certain rights thereunder, the failure of Sears to renew the license agreement with the Company on its current terms, an increase in the rates of the license fee paid by the Company to Sears, the addition of other Sears licensees marketing the Company's products in the Company's markets, Sears exercise of its right to discontinue the Company's license in any market or for any product or a decline in Sears reputation could have a material adverse effect on net sales and profitability of the Company.

COMPETITION

    The industry in which the Company competes is fragmented and competitive. The Company believes that it is one of the largest companies in the U.S. engaged in the sale and installation of exterior home improvement products. The Company competes for sales with numerous local home improvement installers and independent contractors in each of its markets, some of which also serve as independent contractors for the Company. The Company also competes against major retailers which market and install products similar to the Company's, including Home Depot, Inc. and Montgomery Ward & Co., Inc. In addition, AMRE, Inc., a licensee of Century 21 Real Estate Corp. and a former Sears licensee for siding and windows, is also a competitor. To date, none of the retailer-sponsored programs has provided significant competition to the Company. However, there is no assurance that this absence of competition will continue. Certain of these competitors are significantly larger and have greater financial resources than the Company. In addition, Home Depot, Inc. and Montgomery Ward & Co., Inc. each has a nationwide chain of retail stores, which provides them the opportunity to offer products and services similar to the Company's directly to their customers. The Company competes on the basis of price, Sears name recognition and reputation, customer service reputation, workmanship and the ability of the Company and the manufacturer to fulfill their warranty obligations. Because the Company's focus is on providing additional value to its customers through warranty protection, proprietary products and superior customer service, the Company typically charges prices for its products and services which are higher than those of most of its local competitors. The Company's ability to operate under its license agreement to use the "Sears" name is of great importance to the Company's ability to compete and has significantly contributed to the Company's rapid growth. The Company expects that the market for its products and services will expand and therefore, competition will increase in the future. There can be no assurance that the Company will remain competitive or that the Company will be able to maintain its current profitability. See "Risk Factors -- Highly Competitive Market."

GOVERNMENT REGULATIONS

    The Company's business and the activities of its independent contractors are subject to various federal, state and local laws, regulations and ordinances relating to, among other things, in-home sales, consumer financing, advertising, the licensing of home improvement independent contractors, OSHA standards, building and zoning regulations and environmental laws and regulations relating to the disposal of demolition debris and other solid wastes. In certain jurisdictions, the Company or one of its employees is required to be licensed as a contractor. In addition, certain jurisdictions require the Company or the independent contractor to obtain a building permit for each installation. The Company is also subject to certain federal, state and local laws and regulations, which, among other things, regulate the Company's advertising, warranties and disclosures to customers. Although the Company believes that it has been and is currently in compliance in all material respects with such laws and regulations there can be no assurance that in the future the Company's results of operations will not be materially adversely affected by existing or new laws or regulations applicable to the Company's business.

    Marquise Financial's operations are subject to supervision by state authorities (typically state banking, consumer credit or insurance authorities) that generally require that the Company be licensed to conduct its business. In many states, issuance of licenses is dependent upon a finding of public convenience, and of financial responsibility, character and fitness of the applicant. The Company is generally subject to state regulations, examinations and reporting requirements, and licenses are revocable for cause. Currently, Marquise Financial is licensed and qualified to provide financing in 42 states.

    The Federal Consumer Credit Protection Act ("FCCPA") is comprised of various federal statutes governing the consumer finance industry. Included within the FCCPA are, among other federal statutes, the Truth in Lending Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act and the Fair Debt Collection Practices Act. The Truth in Lending Act requires a written statement showing the annual percentage rate of finance charges and requires that other information be presented to debtors when consumer credit contracts are executed. The Fair Credit Reporting Act requires certain disclosures to applicants for credit concerning information that is used as a basis for denial of credit. The Equal Credit Opportunity Act prohibits discrimination against applicants with respect to any aspect of a credit transaction on the basis of sex, marital status, race, color, religion, national origin, age, derivation of income from a public assistance program, or the good faith exercise of a right under the FCCPA. In addition, the Fair Debt Collections Practices Act proscribes various debt collection practices which it deems unfair, harassing or deceptive.

    Marquise Financial is subject to state usury laws. In certain states and under certain circumstances, state law has been preempted by federal law, although for a period of time individual states were permitted to enact legislation superseding federal law. To be eligible for the federal preemption, the credit application must comply with certain consumer protection provisions. A few states have elected to override federal law, but have established maximum rates that either fluctuate with changes in prevailing rates or are high enough so that, to date, no state's maximum interest rate has precluded Marquise Financial from continuing to offer financing in that state. Although the Company believes that Marquise Financial has been and is currently in compliance in all material respects with such laws and regulations, there can be no assurance that in the future a change in existing laws or regulations or the creation of new laws and regulations applicable to Marquise Financial's business will not have an adverse effect on the Company's ability to provide customer financing of its products or on the profitability of such activities. See "Risk Factors -- Compliance with Government Regulations."

EMPLOYEES AND INDEPENDENT CONTRACTORS

    At May 1, 1996, the Company employed 1,250 persons, including 700 Sales Associates and 306 part-time employees. In addition, the Company has relationships (i.e., independent contractors who have performed two or more installations for the Company) with approximately 1,300 independent contractors which perform installation services. The Company considers its relations with its employees and independent contractors to be good.

PROPERTIES

    The Company's principal executive and administrative office is currently located in approximately 23,000 square feet of office and warehouse space in Woodstock, Illinois pursuant to a lease agreement which expires December 31, 2001. The Company leases four regional offices in Dallas, the Los Angeles area, the Orlando area and Pittsburgh. The regional offices range in size from 3,400 square feet to 5,900 square feet and have lease terms of between 2 and 4 years. As of May 1, 1996, the Company leased 70 sales/installation offices. These offices occupy between 800 and 2,000 square feet and typically have lease terms of up to three years.

LEGAL PROCEEDINGS

    See "Certain Transactions -- Legal Proceedings" for information regarding certain pending legal proceedings involving the Company, the Chairman of the Board, Chief Executive Officer and President and one of the Company's other directors.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The executive officers, directors and key employees of the Company are as follows:

                    NAME                           AGE                        POSITION
- ---------------------------------------------      ---      ---------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS:
C. Stephen Clegg (1)                                   45   Chairman of the Board, Chief Executive
                                                             Officer and President
James M. Gillespie (1)                                 57   Vice President -- Southeastern Region and a
                                                             Director
Frank Cianciosi                                        53   Vice President -- Eastern Region and National
                                                             Sales Manager
Richard G. Reece                                       48   Chief Financial Officer and Treasurer
Ann Crowley Patterson                                  37   Vice President -- Administration, General
                                                             Counsel and Secretary
James F. Bere Jr. (2)(3)                               45   Director
Jacob Pollock                                          71   Director
George A. Stinson (1)(2)(3)                            81   Director

OTHER REGIONAL VICE PRESIDENTS:
Jerome E. Cooper                                       56   Vice President -- Central Region
Ronald D. Schurter                                     56   Vice President -- Western Region

KEY EMPLOYEES:
S. Austin Sawyer                                       63   President of Marquise Financial Services,
                                                             Inc.
Rodger Ibach                                           60   Vice President
Marvin Lerman                                          54   Vice President -- Purchasing
Denis M. Haggerty                                      55   Vice President -- Sales and Marketing
Alan G. Miller                                         30   Controller

- ------------------------
(1) Member of Executive Committee.

(2) Member of Compensation Committee.

(3) Member of Audit Committee.

    MR. C. STEPHEN CLEGG has been a director of the Company since September 1993 and has served as the Company's Chairman of the Board and Chief Executive Officer since February 1996 and President since April 1996. Mr. Clegg also serves as the Chairman of the Board and the Chief Executive Officer of Exteriors, the Chief Executive Officer of Marquise and the Chief Executive Officer, President and sole director of Solitaire. From April 1989 to the present, Mr. Clegg has served as Chairman of the Board, Chief Executive Officer and controlling stockholder of Globe, a manufacturer of home building products, including roofing shingles and related roofing products. Globe is the Company's principal stockholder. Mr. Clegg has served as the Chairman of the Board and Chief Executive Officer of Mid-West Spring Manufacturing Company, a publicly-traded company which manufactures specialty springs, wire forms and metal stamping products ("Mid-West Spring"), since April 1993 and has served as a director since 1991. Since April 1994, Mr. Clegg has also served as the Chairman of the

Board, Chief Executive Officer and controlling stockholder of Catalog. Catalog is the parent company of HI, Inc., which receives fees from the Company for providing call center services and for generating sales leads. See "Certain Transactions -- Transactions with Globe and Globe Affiliates" and "-- Legal Proceedings." Mr. Clegg is president of Clegg Industries, Inc., a private investment firm which he founded in September 1988. Prior to founding Clegg Industries, Inc., he was a managing director of AEA Investors, Inc. Mr. Clegg is currently a director of two other public companies, Birmingham Steel Corporation, a steel production company and Ravens Metal Products, Inc., a manufacturer of aluminum products. Mr. Clegg intends to continue in his current capacity with each of the above-referenced companies. Mr. Clegg currently devotes and intends to devote a majority of his time to the management of the Company.

    MR. JAMES M. (MILT) GILLESPIE has been a director of the Company since May 1995 and Vice President -- Southeastern Region of the Company since April 1996. He was President -- Southeastern Region of the Company from May 1995 to April 1996, had been Southeastern Region Manager from February 1994 to May 1995 and was a director of the Company from September 1993 to September 1994. Mr. Gillespie is also the President -- Southeastern Region of Exteriors. Prior to joining the Company, Mr. Gillespie held various retail management positions with Sears from 1962 to 1989 and was a regional business manager of installed home improvements at Sears from 1989 to May 1993.

    MR. FRANK CIANCIOSI has been Vice President -- Eastern Region and the National Sales Manager of the Company since April 1996 and had earlier served as a director of the Company from September 1993 to September 1994. He was President -- Eastern Region of the Company from May 1995 to April 1996 and had been Eastern Region Manager from February 1994 to May 1995. Mr. Cianciosi is also the President -- Eastern Region of Exteriors. Prior to joining the Company, Mr. Cianciosi held various retail management positions with Sears from 1962 to 1989 and was a regional business manager of installed home improvements at Sears from 1989 to April 1993.

    MR. RICHARD G. REECE has served as Chief Financial Officer and Treasurer of the Company since April 1996. He was assistant treasurer of the Company from August 1994 to April 1996 and a director from May 1995 to April 1996. Mr. Reece is also the assistant treasurer of Exteriors, the Chief Financial Officer, Vice President and Treasurer of Marquise and the Chief Financial Officer of
Solitaire. Mr. Reece is also Vice President and Chief Financial Officer of Globe. From November 1990 to the present, Mr. Reece has been the sole officer, director and stockholder of Paradigm 2000 Inc., a consulting firm which he founded. Mr. Reece will resign his positions at Globe prior to consummation of the offering and will devote substantially all of his time to the Company. From June 1986 to December 1990, Mr. Reece was Executive Vice President and Chief Operating Officer of American Health Companies, Inc. which is the parent corporation of Diet Center, Inc. Prior to joining American Health Companies, Inc., Mr. Reece was a partner with Ernst & Young LLP, an international public accounting firm.


    MS. ANN CROWLEY PATTERSON has served as Vice President -- Administration, General Counsel and Secretary of the Company since April 1996. Ms. Patterson is also the sole director, Vice President, General Counsel and Secretary of Marquise Financial and the Vice President, General Counsel and Secretary of Solitaire. Ms. Patterson also serves as the Vice President, General Counsel and Secretary of Globe and serves in a similar capacity at Mid-West Spring. Ms. Patterson also serves as the Vice President and Secretary of Catalog. Ms.
Patterson intends to continue in these current positions. Ms. Patterson currently devotes and intends to devote a majority of her time to the Company. Ms. Patterson was associated with Jones, Day, Reavis & Pogue in New York, New York and Chicago, Illinois from February 1989 to November 1993 and was associated with Skadden, Arps, Slate, Meagher & Flom in New York, New York from September 1984 to February 1989.


    MR. JAMES F. BERE, JR. has served as a director of the Company since April 1996. From January 1995 to the present, Mr. Bere has been the Chairman of the
Board   of  Directors  and  Chief  Executive  Officer  of  Ameritel  L.L.C.,  an
outsourcing solutions company which he founded in 1982 and for which he served as President and Chief Executive Officer from 1982 through 1990. From January 1993 to May 1994, Mr. Bere was a Vice President of PIA Merchandising Company and from September 1990 to December 1992 he was a Senior Vice President of Marketing and Business Development for Matrix Marketing, Inc., a division of Cincinnati Bell.

    MR. JACOB POLLOCK has served as a director of the Company since September 1993. He also serves as a director of Globe and Mid-West Spring. From May 1991 to the present, Mr. Pollock has been Chairman of the Board, Chief Executive Officer and Treasurer of Ravens Metal Products Inc. From April 1989 to the present, Mr. Pollock has been the Chief Executive Officer and the Chief Operating Officer of J. Pollock & Co., a company which is principally engaged in the sale of aluminum, private investing and consulting. From 1949 to 1989, Mr. Pollock served as Chief Executive Officer of Barmet Aluminum Corporation. Mr. Pollock also serves as a director of several non-public companies, including Techno Cast, Inc. and Aluminum Warehouse, Inc. See "Certain Transactions -- Legal Proceedings."

    MR. GEORGE A. STINSON has served as a director of the Company since September 1993. Mr. Stinson also presently serves on the Board of Directors of Globe and Mid-West Spring. Mr. Stinson is currently retired from active corporate management and the practice of law. From 1961 until 1982 he served as Chief Executive Officer of National Steel Corporation and from 1965 to 1981 he was also its Chairman of the Board. From 1981 to 1985 he was of counsel to the law firm of Thorp, Reed & Armstrong in Washington, D.C. Mr. Stinson also presently serves on the Board of Directors of Birmingham Steel Corporation.

    MR. JEROME COOPER has been Vice President -- Central Region of the Company since April 1996. He was President -- Central Region of the Company from May 1995 to April 1996 and had been Central Region Manager from February 1994 to May 1995. Mr. Cooper is also the President -- Central Region of Exteriors. Prior to joining the Company, Mr. Cooper held various retail management positions with Sears from 1963 to 1991 and was regional business manager of installed home improvements at Sears from 1991 to May 1993.

    MR. RONALD SCHURTER has been Vice President -- Western Region of the Company since April 1996. He was President -- Western Region of the Company from May 1995 to April 1996 and had been Western Region Manager from February 1994 to May 1995. Mr. Schurter is also the President -- Western Region of Exteriors. Prior to joining the Company, Mr. Schurter held various retail management positions with Sears from 1958 to 1992 and was a regional business manager of installed home improvements at Sears from 1992 to May 1993.

    MR. S. AUSTIN SAWYER has been President of Marquise Financial since March 1996. He has been the President of Cornerstone Financial Corporation, a commercial lending corporation, since May 1995. Mr. Sawyer intends to continue in his current capacity with Cornerstone Financial Corporation. Mr. Sawyer was a Senior Vice President of Bank of Northern Illinois from February 1993 to February 1995, and was Vice President of the Lending Services Division of Sears Consumer Financial Corporation from 1990 to January 1993. From 1980 through 1989, Mr. Sawyer was the President and a director of C&S Family Credit Inc., a division of Citizens & Southern Corporation in Atlanta, Georgia.

    MR. RODGER IBACH has been a Vice President of the Company since April 1996. He was President and Secretary of the Company from its formation in May 1993 to April 1996 and was a director of the Company from May 1993 to September 1994 and again from May 1995 to April 1996. Mr. Ibach is also the President of Exteriors. Prior to joining the Company, Mr. Ibach held various retail management positions with Sears from 1960 to 1985 and was a manager of contractor relations for installed home improvements at Sears from 1985 to June 1993.

    MR. MARVIN LERMAN has been Vice President -- Purchasing of the Company since its formation in May 1993 and has served in the same capacity at Exteriors since April 1996. Prior to joining the Company, Mr. Lerman held various management positions at Sears from 1963 to May 1993.

    MR. DENIS HAGGERTY has been Vice President -- Sales and Marketing of the Company since its formation in May 1993 and has served in the same capacity at Exteriors since April 1996. Prior to joining the Company, Mr. Haggerty held various management positions at Sears from 1962 to May 1993.

    MR. ALAN MILLER has been Controller of the Company since April 1996. He was Chief Financial Officer and Treasurer of the Company from September 1993 to April 1996. Mr. Miller is also the Chief Financial Officer of Exteriors. From November 1989 to December 1993, Mr. Miller was Assistant Controller of Globe. From June 1987 to November 1989 he was an auditor with Ernst & Young LLP.

TERM OF OFFICE AND ELECTION OF ADDITIONAL DIRECTOR

    Each member of the Board of Directors of the Company is elected annually. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of the directors or officers of the Company. However, three of the officers (Messrs. Clegg and Reece and Ms. Patterson) and three of the directors (Messrs. Clegg, Pollock and Stinson) of the Company have positions with other companies controlled by Mr. Clegg. The Company currently has one director who is not employed by, or otherwise affiliated with, Globe, the Company or any other companies controlled by Mr. Clegg. The Company intends to use its best efforts to select an additional director during 1996 who is not employed by, or otherwise affiliated with, Globe, the Company or any other companies controlled by Mr. Clegg.

BOARD COMMITTEES

    The Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Stock Option Plan. The Executive Committee has the authority to take all actions which the Board of Directors as a whole would be able to take, except as limited by applicable law. Since April 1996, Messrs. Clegg, Gillespie and Stinson have served on the Company's Executive Committee and Messrs. Bere and Stinson have served on the Company's Compensation Committee and Audit Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1995, the Company had no Compensation Committee but the Board of Directors performed equivalent functions. Of the members of the Board of Directors in 1995, Mr. Griffin served as the Company's Chief Executive Officer, Mr. Gillespie served as the Company's President -- Southeastern Region, Mr. Ibach served as the Company's President and Mr. Reece served as the Company's assistant treasurer. See "Certain Transactions."

    Mr. Clegg is currently a member of the Compensation Committee of the Board of Directors of Ravens Metal Products, Inc., a company for which Mr. Pollock, a director of the Company, is the Chairman of the Board, Chief Executive Officer and Treasurer.

DIRECTOR COMPENSATION

    Directors who are not employees or officers of the Company receive $1,000 for each Board and committee meeting attended. In addition, all directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company will not receive additional compensation for service as a director. Nonemployee directors will also receive options to purchase shares of the Company's Common Stock pursuant to the Company's Nonemployee Director Stock Option Plan. See "-- Stock Option Plans."

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in 1995 by the Company's chief executive officer, the Company's four other highest compensated executive officers and the former chief executive officer of the Company who terminated service with the Company effective February 12, 1996 (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                            ANNUAL COMPENSATION
                                                                  ----------------------------------------
                                                                                             OTHER ANNUAL     ALL OTHER
NAME AND PRINCIPAL POSITION                                         SALARY      BONUS (1)    COMPENSATION   COMPENSATION
- ----------------------------------------------------------------  -----------  -----------  --------------  -------------
C. Stephen Clegg (2)............................................      --           --             --             --
  Chairman of the Board, Chief Executive Officer and President
James M. Gillespie..............................................  $   126,800  $   247,236   $   3,080(3)        --
  Vice President -- Southeastern Region and a Director
Frank Cianciosi.................................................      126,650      410,407       2,997(3)        --
  Vice President -- Eastern Region and National Sales Manager
Jerome Cooper...................................................      126,800      244,441         282(3)        --
  Vice President -- Central Region
Rodger Ibach (5)................................................      116,800      273,292       3,688(3)    $  20,000(4)
  Vice President
Donald Griffin (6)..............................................      125,000      408,655       3,488(3)       20,000(4)

- ------------------------
(1) Reflects bonuses earned under the Company's 1995 Executive Bonus Plan and monthly payments of $5,000 per month with respect to each of Messrs.
    Cianciosi, Cooper and Ibach; $5,416.67 per month with respect to Mr. Gillespie; and $15,751.67 per month with respect to Mr. Griffin, pursuant to security agreements between such individuals and the Company. See "-- Agreements with Managers" and "Certain Transactions -- Transactions With Senior Managers."

(2) Mr. Clegg received no compensation from the Company in 1995. For a discussion of the management fees paid by the Company in 1995 to Globe, for which Mr. Clegg is the Chairman of the Board, Chief Executive Officer and controlling stockholder, pursuant to a management agreement between the Company and Globe, see "Certain Transactions -- Transactions with Globe and Globe Affiliates." On February 12, 1996, Mr. Clegg became the Chairman of the Board and Chief Executive Officer of the Company and in April 1996 he became the Company's President. As a result, Mr. Clegg will receive compensation from the Company in 1996.

(3) Reflects amounts paid to the individuals during the fiscal year for the payment of certain taxes.

(4) Reflects insurance premiums paid by the Company on behalf of the individuals listed.

(5) Mr. Ibach was President of the Company at December 31, 1995. Since April 1996, Mr. Ibach has been a Vice President of the Company and the President of Exteriors.

(6) Mr. Griffin resigned as the Chief Executive Officer, Chairman of the Board and a director of the Company effective February 12, 1996.

STOCK OPTION PLANS

    Under the Company's 1996 Incentive Stock Option Plan (the "Stock Option Plan"), key employees may be granted non-qualified stock options, incentive stock options, stock appreciation rights and stock awards. "Key employees" are those employees who, in the opinion of the Compensation Committee of the Board of Directors (the "Committee") have demonstrated a capacity for contributing in a substantial measure to the success of the Company. The Company has reserved 620,000 shares of Common Stock for
future  issuance  under  the  Stock   Option  Plan,  subject  to   anti-dilution
adjustments.

    The Committee is authorized to determine, among other things, the key employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option or benefit, the applicable vesting schedule and the exercise price (provided that the exercise price may not be less than 85% of fair market value of the Common Stock at the date of grant). The maximum term of a stock option under the Stock Option Plan is ten years. The Committee also determines the treatment to be afforded a participant in the event of termination of employment for any reason, including death, disability or retirement.

    The exercise price of incentive stock options granted under the Stock Option Plan must be at least equal to 100% of the fair market value of the stock subject to the option on the date of grant. The exercise price of incentive stock options granted to an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the stock subject to the option on the date of grant.

    The Board of Directors has the power to amend the Stock Option Plan from time to time, without stockholder approval, except that stockholder approval is required for any amendment which would (i) result in any member of the Committee losing his or her status as a "disinterested person" under applicable securities laws, or (ii) result in the Stock Option Plan losing its status as a protected plan under applicable securities laws.

    Stock options with respect to 275,000 shares of Common Stock will be granted to certain employees pursuant to the Stock Option Plan effective on the date the offering is consummated. The exercise price for such options will be equal to the initial public offering price of the Common Stock offered hereby.

    The Company has also adopted the 1996 Nonemployee Director Stock Option Plan (the "Director Stock Plan"). The purpose of the Director Stock Plan is to enable the Company to attract and retain outstanding individuals to serve as members of the Board of Directors by providing such persons opportunities to acquire Common Stock of the Company. The Director Stock Plan contains a formula which provides for automatic annual grants beginning one year after a director's election to each non-employee director of non-qualified stock options to purchase 1,000 shares of Common Stock. The purchase price per share for such options will be equal to the fair market value of a share of Common Stock on the date of grant. Any such option will not be exercisable until one year after the date of grant and will terminate ten years after the date of grant. The Company has reserved 50,000 shares of Common Stock for issuance under the Director Stock Plan, subject to anti-dilution adjustments.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Amended Certificate contains provisions eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of Delaware. These provisions in the Amended Certificate do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. These provisions also do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The Company's Amended By-Laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The Company's Amended By-Laws also permit it to secure insurance on behalf of any person it is required or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the Amended By-Laws would permit indemnification. The Company maintains liability insurance for its directors and officers.

    The Company has entered into agreements to indemnify its directors and certain of its officers, in addition to the indemnification provided for in the Company's Amended By-Laws. These agreements, among other things, will indemnify the Company's directors and such officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director or officer of the Company or as a director, officer, employee or other agent of any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

    At present, except as described under "Certain Transactions -- Legal Proceedings," there is no pending litigation or proceeding involving any director or officer of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

AGREEMENTS WITH MANAGERS

    The Company has security agreements with sixteen of its managers, including the Senior Managers (as hereinafter defined), which provide for monthly payments by the Company, beginning January 1, 1995 and ending December 1, 1999. Pursuant to these security agreements, each manager has agreed not to compete with the Company for 18 months following the termination of his employment with the Company or an affiliate of the Company and to maintain the confidentiality of the Company's proprietary information. See "Certain Transactions."

401(K) PLAN

    The Company sponsors a voluntary contribution plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). All full-time employees of the Company who have worked for the Company for at least 12 continuous months and have attained the age of 21 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, each employee may elect to contribute to the 401(k) Plan, through payroll deductions, a specified percentage of his or her compensation up to the statutory limitation. Each employee is fully vested at all times with respect to his or her contributions. The Company pays only the administrative expenses of the 401(k) Plan and currently makes no contributions to the 401(k) Plan.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

    In connection with its formation in May 1993, the Company issued 100% of its initially issued shares of Common Stock to certain of its managers (the "Senior Managers") in exchange for $100,000. The Senior Managers consisted of the following seven individuals, all of whom are also stockholders: Messrs.
Cianciosi, Cooper, Gillespie, Griffin, Ibach, Lerman, and Schurter. In July 1993, the Company issued to Globe shares of Common Stock representing a 50% equity interest in the Company and 1,400 shares of Series A Preferred Stock in exchange for $100,000 and $1.4 million, respectively. Following these issuances, the Senior Managers as a group and Globe each owned 50% of the Common Stock and

Globe owned all of the Series A Preferred Stock. Globe, by virtue of an agreement among the stockholders affording Globe the right to elect a majority of the Board of Directors of the Company, has had and continues to exercise control over the Company. This agreement will terminate upon consummation of the offering. See "Principal and Selling Stockholders."

TRANSACTIONS WITH SENIOR MANAGERS

    In September 1994, the Company repurchased (the "Senior Manager Repurchase") 40.2% of the Common Stock then outstanding from the Senior Managers. In exchange for the stock, the Company paid to the Senior Managers an aggregate of (i) $9.4 million in cash; (ii) $1.5 million in subordinated notes (the "Senior Manager Notes") and (iii) $4.0 million in subordinated performance notes (the "Senior Manager Performance Notes"). In addition, at the time of the Senior Manager Repurchase, the Company and each of the Senior Managers amended each Senior Manager's employment agreement with the Company, so that, among other things, the Company agreed to pay to the Senior Managers an aggregate amount of approximately $2.8 million in 60 monthly security payments beginning January 1, 1995 and ending December 1, 1999. In 1995, the Company made security payments of an aggregate of $60,000 to each of Messrs. Cianciosi, Cooper, Ibach, Lerman and Schurter; $65,000 to Mr. Gillespie; and $189,020 to Mr. Griffin. As discussed further below, upon Mr. Griffin's resignation from the Company, in February 1996, he and the Company executed a Settlement Agreement which modifies and supercedes the terms of all previous payment arrangements between Mr. Griffin and the Company. In April 1996, each of the employment agreements with the remaining Senior Managers was superceded by security agreements providing for certain monthly payments to be made by the Company to each of the Senior Managers in exchange for non-competition and non-disclosure covenants from each Senior Manager. The security agreements do not contain any specified term of employment. See "Management -- Agreements with Managers." At April 1, 1996, an aggregate of approximately $1.4 million of such security payments remained to be paid with an aggregate of $225,000 to be paid to each of Messrs. Cianciosi, Cooper, Ibach, Lerman and Schurter and an aggregate of $243,750 to be paid to Mr. Gillespie. These security payments are not contingent on future employment.

    In September 1995, the Company paid to the Senior Managers an aggregate of approximately $1.6 million representing the principal and accrued interest due on all of the Senior Manager Notes (Messrs. Cianciosi, Cooper, Gillespie, Ibach, Lerman and Schurter each received $218,000 and Mr. Griffin received $327,000). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Interest on the Senior Manager Performance Notes accrues at an annual rate of 9% and is payable annually each year ending December 31, 1995 through December 31, 1999, only if certain earnings targets are met for such year. Likewise, principal payments on the Senior Manager Performance Notes are to be paid each year only if either (i) that year's earnings target is met or (ii) a cumulative earnings target equal to the sum of all previous years' earnings targets is satisfied. Any principal amount of the Senior Manager Performance Notes which has not been paid by December 31, 2000 is to be paid 90 days after the end of the fiscal year in which the Company's cumulative earnings before interest and taxes for the years ended December 31, 1995 through such year are at least $56.0 million. No payments are to be due or paid with respect to the Senior Manager Performance Notes if the earnings targets have not been achieved by December 31, 2009 and no interest payments are to be made after December 31, 1999. The Company met the 1995 annual earnings target and accordingly paid the Senior Managers, including Mr. Griffin, an aggregate of $800,000 of the principal amount of the Senior Manager Performance Notes (Mr. Griffin received $200,000 and each of Messrs. Cianciosi, Cooper, Gillespie, Ibach, Lerman and Schurter received $100,000) plus accrued interest in March 1996 with respect to 1995 performance. Following such payment, there remained $800,000 principal amount outstanding on the Senior Manager Performance Note payable to Mr. Griffin and $400,000 principal amount outstanding on the Senior Manager Performance Notes payable to each of Messrs. Cianciosi, Cooper, Gillespie, Ibach, Lerman and Schurter. Notwithstanding the payment provisions described above, in the event of a public offering of stock by the Company (or a company which controls the Company), the Company has agreed to use its best efforts to use the proceeds from such an offering to pay all of the outstanding principal and interest under the Senior Manager Performance Notes. The Company intends to utilize a portion of the net proceeds of this offering to fund such repayment. See "Use of Proceeds."

    Mr. Griffin ("Griffin") resigned from the Company on February 12, 1996. In connection with his resignation, Griffin and the Company entered into a settlement and non-competition agreement (the "Settlement Agreement"). Under the Settlement Agreement, Griffin has released the Company from any and all actions which he may have against the Company and is to receive, as full satisfaction and settlement of any and all claims that he may have against the Company: (i) $30,751.66 per month from February 1996 through February 1997; (ii) $20,751.66 per month from March 1997 through February 1999; (iii) $15,751.66 per month from March 1999 through December 1999; and (iv) payment, pursuant to its terms, of the Senior Manager Performance Note which was issued by the Company to Griffin, and which, at March 15, 1996 had an aggregate principal amount outstanding of $800,000. In addition, the Company has agreed to pay all amounts due and payable to a health insurance carrier for the cost of providing health insurance coverage to Griffin until the earlier to occur of (x) January 1, 1997 and (y) the date on which Griffin becomes employed.

    Under the terms of the Settlement Agreement and pursuant to a waiver to the Stockholders Agreement among the Company and each of its stockholders, Griffin retained ownership of 138,700 shares of the Company's Common Stock; the remaining 92,500 shares of Common Stock which Griffin owned prior to his resignation were repurchased by the Senior Managers and the Managers (as defined below) in accordance with the Stockholders Agreement. The Stockholders Agreement will terminate upon consummation of the offering.

TRANSACTIONS WITH OTHER MANAGERS

    In January 1995, the Company issued shares representing an aggregate of approximately 4% of its outstanding Common Stock to certain other members of the Company's management (the "Managers") in exchange for (i) cash for the par value of the securities purchased and (ii) secured promissory notes from such Managers payable in an aggregate amount of $869,295 (the "Manager Purchase Notes"). The Manager Purchase Notes accrue interest at a rate of 7% per annum and interest is payable annually beginning December 31, 1995, with the principal and a final interest payment to be paid December 31, 1999. The amounts due under the Manager Purchase Notes may be prepaid at any time without penalty. The Manager Purchase Notes are secured by a pledge of the individual Managers' shares of Common Stock. Since the Company exceeded its 1995 performance goal, in December 1995 the Company paid a special bonus to each Manager equal to (i) all interest accrued on the Manager Purchase Note through December 31, 1995 and (ii) 20% of the outstanding principal amount of the Manager Purchase Note.

    In November 1994, the Company and the Managers also entered into security agreements. The security agreements provide, among other things, for the payment to the Managers of an aggregate amount of $4.2 million, payable in 60 monthly installments beginning January 1, 1995 and ending December 1, 1999. At March 1, 1996, approximately $3.0 million of such payments remained to be paid. The payments under these security agreements are contingent upon the Manager's continued employment with the Company. See "Management -- Agreements with Managers."

TRANSACTIONS WITH GLOBE AND GLOBE AFFILIATES

    As described above, in July 1993, the Company issued to Globe shares of Common Stock representing a 50% equity interest in the Company and 1,400 shares of Series A Preferred Stock in exchange for $100,000 and $1.4 million, respectively. Globe, by virtue of an agreement among the stockholders affording Globe the right to elect a majority of the Board of Directors of the Company, has had and continues to exercise control over the Company. This agreement will terminate upon consummation of the offering. The Series A Preferred Stock was redeemed for $1.4 million in April 1996. Mr. Clegg, Chairman of the Board, Chief Executive Officer and President of the Company, is also the Chairman of the Board, Chief Executive Officer and controlling stockholder of Globe.

    In 1994, the Company and Globe entered into a management agreement, pursuant to which Globe provides certain management, treasury, legal, purchasing and other administrative services to the Company. The amount of the management fee paid by the Company to Globe for services rendered under the management agreement is based on a percentage of the Company's gross sales; provided, however, that after December 31, 1997, such management fee cannot exceed $750,000 plus expenses for any given year. The Company incurred management fees to Globe of $464,000 and $558,000 for services in 1994 and 1995, respectively, and through the date of the consummation of the offering will have incurred management fees to Globe of approximately $350,000 for services in 1996. The management agreement will be terminated upon consummation of the offering.

    As a result of the July 1993 issuances and the Senior Manager Repurchase, in September 1994, the Company and Globe became a consolidated group for federal tax purposes. As a result, Globe and the Company entered into a tax-sharing agreement which specifies the allocation and payment of liabilities and benefits arising from the filing of a consolidated tax return. The tax sharing agreement requires the Company to pay its share of the consolidated federal tax liability, as if it has taxable income, and to be compensated if losses or credits generate benefits that are utilized to reduce the consolidated tax liability. The Company will continue to be included in the consolidated group with Globe through the consummation of the offering. The tax sharing agreement will be terminated upon consummation of the offering.


    The Company purchases, through independent distributors, shingles and other roofing products manufactured by Globe. The Company does not purchase any products directly from Globe. In 1995, the Company purchased approximately $1.5 million of Globe roofing products through independent distributors, representing approximately 16% in dollar volume of all roofing products purchased by the
Company.  The  Company   believes  that  the   prices  charged  by   independent
distributors for Globe products are competitive with comparable products of other roofing product manufacturers. The Company will continue to purchase Globe products through independent distributors following the completion of the offering and the amount of such purchases may increase.


    In February 1996, the Company loaned Globe $1.5 million, at an interest rate of approximately 8.25% per annum. The entire amount of such principal plus interest was repaid in April 1996. In June 1995, the Company loaned Globe $1.0 million at an interest rate of approximately 9.65% per annum. The entire amount of such principal plus interest was repaid in November 1995. During 1994, the Company loaned Globe $1.5 million at an interest rate of approximately 7.5% per annum. The entire amount of such principal plus interest was repaid by Globe in September 1994. The Company does not intend to loan money to Globe in the future. In addition, in the past the Company has guaranteed a certain portion of Globe's indebtedness. The amount the Company guaranteed was limited by the available borrowing under the Company's bank line of credit; provided, however, that the amount guaranteed by the Company could not exceed $3.0 million. Until July 1995, the Company guaranteed $3.0 million of Globe's indebtedness. Since July 1995, the Company has not guaranteed any of Globe's indebtedness and does not intend to guarantee any of Globe's indebtedness in the future.

    During 1994, the Company paid $150,000 to Catalog, of which Mr. Clegg (Chairman of the Board, Chief Executive Officer and President of the Company) is the Chairman of the Board, Chief Executive Officer and controlling stockholder, for (i) warrants (the "Catalog Warrants") to purchase 3,275 shares of Class A Common Stock, par value $.01 per share, of Catalog (the "Catalog Common"), (ii) the prepayment for 3,000 to 4,000 sales leads expected to be generated by the home improvement catalog produced by Catalog's wholly-owned subsidiary, HI, Inc. and (iii) the prepayment for certain call center services provided by HI, Inc. to the Company. HI, Inc. provided the Company with all of the sales leads and call center services set forth above in 1994 and 1995. The Catalog Warrants are exercisable at a price of $100 per share of Catalog Common (subject to adjustment) at any time before August 1, 1997, at which time the Catalog Warrants expire. No value was ascribed to the Catalog Warrants because the fair market value of the shares of Catalog Common into which they are exercisable was determined to be below the exercise price. Transfer of the Catalog Warrants is restricted to certain individuals or entities.

    HI, Inc. provides call center services for certain of the Company's regions for which HI, Inc. is paid a predetermined amount for each sales lead that it handles. The $150,000 payment described above covered the costs of all sales leads and call center services purchased by the Company from HI, Inc. through December 31, 1995. The Company believes that the prices charged by HI, Inc. are competitive with the prices charged by comparable call center providers. The Company will continue to purchase call center services from HI, Inc. following completion of the offering.


    The Company has engaged in negotiations regarding the purchase of substantially all of the assets, including customer lists and the right to use the "Handy Craftsmen" name, from Handy Craftsmen, a majority-owned subsidiary of Catalog, for approximately $2.0 million in cash. Handy Craftsmen is engaged in the marketing and contracting of home repair services under the Sears name pursuant to a license agreement with Sears. Catalog acquired a ninety percent interest, on a fully diluted basis, in Handy Craftsmen in September 1994 for no cash consideration. Simultaneously with the acqusition, Handy Craftsmen entered into a five-year employment agreement with Mr. Fred Bies, the individual who, along with his wife, was previously the owner and is, along with his wife, currently the minority owner of Handy Craftsmen, and a management agreement with HI, Inc., a wholly-owned subsidiary of Catalog, pursuant to which management services are provided to Handy Craftsmen. The employment agreement provides for an annual base salary of $50,000 and an annual incentive bonus of up to $50,000. Handy Craftsmen has not paid HI, Inc. the management fees as required by the management agreement. Catalog has loaned approximately $100,000 to Handy Craftsmen since the acquisition. The Company believes that the acquisition of Handy Craftsmen, if completed, will expand the range of "need based" services that the Company offers under the Sears name, will allow the Company to further utilize the Company's existing sales leads and will provide a good source of additional leads for the Company's core business. The terms of purchase are being negotiated on behalf of the Company by Messrs. Gillespie and Cianciosi, both of whom are executive officers (with Mr. Gillespie also being a director) of the Company. These individuals have no affiliation with Globe or Catalog. The terms of purchase are being negotiated on behalf of Catalog by a director of Catalog who has no affiliation with Diamond or Globe. The Company's valuation of Handy Craftsmen is based on the value of the Sears license agreement (assuming it is expanded to cover a greater geographic area than the Chicago and Milwaukee markets prior to the acquisition), the expected revenues and earnings of Handy Craftsmen and the synergistic benefits that Handy Craftsmen brings to the Company. At the time of the acquisition by Catalog, Handy Craftsmen was only licensed in the Chicago market and was not profitable. Since the acquisition, Catalog has developed and implemented a computerized system whereby sales leads are qualified, appointments are scheduled and services are performed in a streamlined and efficient manner leading to lower costs, increased revenue and greater profitability and has expanded Handy Craftsmen's operations into the Milwaukee market. As a result, the Company believes Catalog has added significant value to Handy Craftsmen. The Company believes that the transaction, if completed, will be fair and beneficial to the stockholders of the Company. There is no assurance that the transaction will be consummated or, if consummated,  that  the  final  terms  will  not  differ  from  those  currently
contemplated.  The  Company  has  provided  computer,  payroll  and   accounting
services, as well as employees and office space to Handy Craftsmen. Handy Craftsmen has reimbursed the Company for such services on a cost basis. Following the completion of the offering, the Company will continue to provide such services to Handy Craftsmen and will continue to charge Handy Craftsmen the cost of such services. See "Risk Factors -- Certain Transactions with and Payments to Principal Stockholder", "Use of Proceeds" and "-- Legal Proceedings."



    The Company anticipates that it will continue to purchase Globe products and HI, Inc. call center services. The Company has adopted a policy that all transactions between the Company and any related party, including Globe and Catalog and their affiliates, will be on terms no less favorable to the Company than terms the Company believes would be available from unaffiliated third parties. Globe licenses the name "Diamond Shield" to the Company pursuant to an exclusive, royalty-free, perpetual license. The Company anticipates that it will have the following relationships with Globe and affiliates of Globe and Mr. Clegg following completion of the offering: Globe will remain a stockholder of the Company; Messrs. Clegg, Stinson and Pollock and Ms. Patterson will remain executive officers and/or directors of Globe and the Company; the Company will continue to purchase Globe products through independent distributors; the license agreement with Globe will continue; and the services provided to Handy Craftsmen will continue. The Company does not anticipate any other relationships with Globe and affiliates of Globe and Mr. Clegg following the offering. See "Management" and "-- Legal Proceedings."


    Upon consummation of the offering, the Company will pay a special, one-time dividend of $8.6 million to its currently existing stockholders, which include management and Globe, with a portion of the net proceeds from the offering. In April 1996, the Company redeemed all of its outstanding Series A Preferred Stock for $1.4 million from Globe. As an 80% stockholder, Globe will receive approximately $6.9 million of the dividend. The price at which the Series A Preferred Stock was redeemed was equal to the purchase price paid by Globe for the Series A Preferred Stock in July 1993. No dividends or interest were paid to Globe with respect to the Series A Preferred Stock. See "Use of Proceeds."


LEGAL PROCEEDINGS

    International Equity Capital Growth Fund, L.P. ("IECGF") owns approximately 24% of the common stock (on a fully diluted basis) of Globe. In October 1994, IECGF indicated to Mr. Clegg that it desired liquidity and wanted to sell its interest in Globe. Discussions took place among various Globe representatives and representatives of IECGF regarding such a transaction, but IECGF has demanded a price which Globe has been unwilling and unable to meet. Globe is aware of negotiations which IECGF has had with parties unrelated to Globe in attempts to sell its position, however, no transaction has occurred. In light of this, representatives of IECGF have taken a variety of actions which, in the opinion of certain members of Globe management, have been detrimental to Globe and are intended to strengthen the negotiating position of IECGF. In a meeting in April 1996, counsel for IECGF, in the course of negotiations regarding the possible purchase of IECGF's interest, threatened to file litigation if Globe did not arrange to purchase the IECGF position. This threat of litigation did not include any indication of the nature of the claims that would be asserted by IECGF.

    On May 14, 1996, IECGF filed a purported derivative action on behalf of Globe and the Company against Mr. Clegg and Jacob Pollock, a director of both Globe and the Company, in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that Mr. Clegg breached his fiduciary duty to the Company by causing Catalog (in lieu of the Company) to acquire Handy Craftsmen and by virtue of the $2,000,000 purchase price the Company is contemplating paying to Catalog for the assets of Handy Craftsmen. IECGF claims such price is in excess of the true value of those assets by an unspecified amount. The complaint also challenges as excessive the $150,000 payment to Catalog described above which was paid for the purchase of warrants, sales leads and call center services. No other specific transactions are challenged in the complaint relating to the Company's affairs. The complaint also makes allegations against Mr. Clegg and Mr. Pollock which include breach of fiduciary duty as a result of alleged conflicts of interest related to certain transactions which have been consummated at Globe.

    The Company believes that the allegations of the complaint are wholly without merit. Mr. Clegg and Mr. Pollock strongly deny the breaches alleged by the complaint. Globe believes that the conduct of IECGF in bringing such action is an attempt at forcing Globe to purchase IECGF's interest on terms that Globe believes are not in Globe's best interest. Mr. Clegg and Mr. Pollock have indicated that they intend to vigorously defend the action.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information as of May 1, 1996 regarding the beneficial ownership of the Company's Common Stock by (i) the Selling Stockholder, (ii) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (iii) each director of the Company, (iv) each Named Executive Officer and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Except as set forth below, the address of each of the stockholders named below is the Company's principal executive and administrative office.

                                                                              NUMBER OF
                                                 SHARES BENEFICIALLY OWNED   SHARES BEING  SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING         OFFERED         AFTER OFFERING (1)
                                                 --------------------------  ------------  --------------------------
NAME                                               NUMBER      PERCENT (2)      NUMBER       NUMBER      PERCENT (2)
- -----------------------------------------------  -----------  -------------  ------------  -----------  -------------
Globe Building Materials, Inc. (3).............    5,000,000        80.0%        733,000     4,267,000        47.7%
C. Stephen Clegg (4)...........................    5,000,000        80.0         733,000     4,267,000        47.7
James M. Gillespie.............................      136,350         2.2          --           136,350         1.5
Frank Cianciosi................................      136,350         2.2          --           136,350         1.5
James F. Bere, Jr..............................      --            --             --           --            --
Jacob Pollock (3)(5)...........................    5,000,000        80.0         733,000     4,267,000        47.7
George A. Stinson (3)(5).......................    5,000,000        80.0         733,000     4,267,000        47.7
Jerome Cooper..................................      136,350         2.2          --           136,350         1.5
Rodger Ibach (1)...............................      136,350         2.2          --           136,350         1.5
Donald Griffin (1)(6)..........................      138,700         2.2          --           138,700         1.6
All directors and executive officers as a group
 (10 persons) (4)..............................    5,545,400        88.7         733,000     4,812,400        53.8

- ------------------------
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 100,000 shares from Globe, 137,950 shares from the Company and an aggregate of 275,050 shares from Messrs. Ibach and Griffin. See "Underwriting."

(2) Percentage of beneficial ownership is based on 6,249,950 shares of Common Stock outstanding as of May 1, 1996, and 8,936,950 shares of Common Stock outstanding after completion of the offering.

(3) The address of Globe Building Materials, Inc. is 2230 Indianapolis Blvd., Whiting, Indiana 46394. Mr. Clegg controls approximately 57.0% of the common stock of Globe through direct ownership and through ownership by entities Mr. Clegg controls. In addition, Mr. Clegg controls approximately 11.0% of the common stock of Globe through voting agreements with other Globe stockholders. Messrs. Pollock and Stinson own approximately 1.7% and 1.4% of the common stock of Globe, respectively.

(4) Includes all shares owned by Globe. Mr. Clegg may be deemed to be the beneficial owner of such shares by virtue of his positions as Chairman of the Board, Chief Executive Officer and controlling stockholder of Globe.

(5) Includes all shares owned by Globe. Messrs. Pollock and Stinson may be deemed beneficial owners of the shares owned by Globe by virtue of their positions as directors of Globe. Messrs. Pollock and Stinson disclaim beneficial ownership of such shares.

(6) The address of Mr. Griffin is 3637 Woodlake Dr., Bonita Springs, Florida 33923. Mr. Griffin resigned as Chief Executive Officer, Chairman of the Board and a director of the Company effective February 12, 1996.

    Certain of the shares as to which the Underwriters hold an over-allotment option will be sold to the Underwriters, if such option is exercised, by Messrs. Ibach and Griffin. The defined term "Selling Stockholders" means Globe and Messrs. Ibach and Griffin, collectively.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 29,000,000 shares, of which 25,000,000 shares are Common Stock, par value $.001 per share, and 4,000,000 shares are Preferred Stock, par value $.001 per share. At December 31, 1995, after giving effect to (i) the reclassification and stock split of each outstanding share of the Company's Class A Voting Common Stock and Class B Nonvoting Common Stock into 50 shares of Common Stock and (ii) the redemption of all of the Company's outstanding Series A Preferred Stock, there were 6,249,950 shares of Common Stock outstanding and held of record by 18 stockholders and no shares of Preferred Stock outstanding. After completion of the offering, 8,936,950 shares of Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option.

    The following description of the capital stock of the Company and certain provisions of the Company's Amended Certificate and Amended By-Laws is a summary and is qualified in its entirety by the provisions of the Amended Certificate and Amended By-Laws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

COMMON STOCK

    The issued and outstanding shares of Common Stock are, and the shares being offered hereby will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the right of holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors.

PREFERRED STOCK

    The Company's Amended Certificate authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without approval of the holders of Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN STATUTORY PROVISIONS

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to such time of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, the Company will have outstanding 8,936,950 shares of Common Stock (9,074,900 shares if the Underwriters' over-allotment option is exercised in full). All of the 3,420,000 shares (assuming the Underwriters' over-allotment option is not exercised) sold in this offering will be freely tradeable by persons other than affiliates of the Company. The remaining 5,516,950 shares of Common Stock were issued by the Company in private transactions not involving a public offering, are treated as "restricted securities" for purposes of Rule 144, and may not be resold unless they are registered under the Securities Act or are resold pursuant to an exemption from registration, including the exemption provided under Rule 144 of the Securities Act.

RULE 144

    In general, Rule 144, as currently in effect, provides that a person who is an affiliate of the Company or who beneficially owns shares which are issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") must own such Restricted Shares for at least two years before they may be sold. Further, Rule 144 limits the amount of Restricted Shares which can be sold, so that the number of shares sold by a person (or persons whose sales are aggregated), within any three-month period does not exceed the greater of 1% of the then outstanding shares of Common Stock (beginning on the 91st day immediately after the offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.

    In addition, any employee of the Company who purchased his shares pursuant to certain plans or contracts may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until the 91st day immediately after the offering before selling such shares. The Company sold 268,750 shares of Common Stock to its employees pursuant to Rule 701.

    The Company, the Selling Stockholder and the other stockholders, holding in the aggregate 5,516,950 shares of Common Stock, or 61.7% of the shares of Common Stock outstanding after the offering, have, subject to certain exceptions in the case of the Company, agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into Common Stock (except Common Stock issued pursuant to options to be granted and issued upon consummation of the offering) for a period of 180 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C., except for the Common Stock offered hereby. See "Underwriting." After the expiration of the lock-up period, up to 5,516,950 shares may be freely tradeable, subject to compliance with the terms and conditions of Rule 144.

    Prior to the offering, there has been no established trading market for the Common Stock, and no predictions can be made as to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

    The Company intends to file a registration statement under the Securities Act to register an aggregate of 670,000 shares reserved for issuance under the Stock Option Plan and the Director Stock Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject, however, to vesting requirements with the Company and the lock-up agreements described above.

REGISTRATION RIGHTS

    Pursuant to an agreement between Globe and the Company, Globe is entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, Globe is entitled to notice of such registration and is entitled to include, at the Company's expense, all or a portion of its shares therein, subject to certain conditions. Globe also may, subject to certain conditions, require the Company, on not more than 2 occasions (not including this offering), at the Company's expense, to file a registration statement on Form S-1 under the Securities Act with respect to its shares of Common Stock, and the Company is required to use its best efforts to effect the registration. In addition, Globe may, subject to certain conditions, require the Company, on not more than two occasions per year, at the Company's expense, to register its shares on Forms S-2 and S-3 when such forms become available to the Company.

                                  UNDERWRITING

    The Company and the Selling Stockholder have entered into an Underwriting Agreement (the "Underwriting Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom William Blair & Company, L.L.C. is acting as representative (the "Representative"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

UNDERWRITERS                                                                 NUMBER OF SHARES
- ---------------------------------------------------------------------------  -----------------
William Blair & Company, L.L.C.............................................

                                                                             -----------------
    Total..................................................................        3,420,000
                                                                             -----------------
                                                                             -----------------

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Representative has advised the Company and the Selling Stockholder that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession of not more than $ per share. Additionally, the Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representative.

    The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of an additional 137,950 and 375,050 shares, respectively, of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

    The Company, the Selling Stockholders and all other current stockholders of the Company have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into Common Stock (except Common Stock issued pursuant to options to be granted and issued upon consummation of the offering) for a period of 180 days after the date of this Prospectus, without the written consent of the Representative, except for the Common Stock offered hereby. See "Shares Eligible For Future Sale -- Rule 144."

    There has been no public market for the Common Stock prior to the offering. The initial public offering price of the shares of Common Stock will be determined by negotiation between the Company, the Selling Stockholder and the Representative. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of selected publicly-traded companies.

    The Representative has informed the Company that the Underwriters will not, without customer authority, confirm sales to any accounts over which they exercise discretionary authority.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


    The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "DHMS."


                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

    The financial statements of the Company for the period from June 1, 1993 (inception of operations) to December 31, 1993 and as of December 31, 1994 and 1995 and for the years ended December 31, 1994 and 1995 included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company  has filed  with  the Securities  and Exchange  Commission  (the
"Commission"), a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Audited Financial Statements:
Report of Independent Auditors.............................................................................        F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995...............................................        F-3
Consolidated Statements of Operations for the period from June 1, 1993 (inception of operations) to
 December 31, 1993 and for the years ended December 31, 1994 and 1995......................................        F-4
Consolidated Statements of Changes in Common Stockholders' Equity for the period from June 1, 1993
 (inception of operations) to December 31, 1993 and for the years ended December 31, 1994 and 1995.........        F-5
Consolidated Statements of Cash Flows for the period from June 1, 1993 (inception of operations) to
 December 31, 1993 and for the years ended December 31, 1994 and 1995......................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7
Unaudited Financial Statements:
Unaudited Condensed Consolidated Balance Sheet at March 31, 1996...........................................       F-14
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 1995 and
 1996......................................................................................................       F-15
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1995 and
 1996......................................................................................................       F-16
Notes to Unaudited Condensed Consolidated Financial Statements.............................................       F-17

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Diamond Home Services, Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheets of Diamond Home Services, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for the period from June 1, 1993 (inception of operations) to December 31, 1993 and for the two years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Home Services, Inc. and Subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the period from June 1, 1993 (inception of operations) to December 31, 1993 and for the two years ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Chicago, Illinois

February 23, 1996, except as to the
first paragraph of Note 1 for which
the date is April 18, 1996
and Note 14 for which the date is
April 8, 1996

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                                 DECEMBER 31
                                                                                             --------------------
                                                                                               1994       1995
                                                                                             ---------  ---------
                                                                                                (IN THOUSANDS)
Current assets:
  Cash and cash equivalents................................................................  $   5,048  $   4,715
  Accounts receivable......................................................................      3,548      3,931
  Prepaids and other current assets........................................................        530        567
  Deferred income taxes....................................................................        496        404
                                                                                             ---------  ---------
Total current assets.......................................................................      9,622      9,617
Property and equipment.....................................................................        847      1,732
Less: Accumulated depreciation.............................................................        (95)      (295)
                                                                                             ---------  ---------
Net property and equipment.................................................................        752      1,437
Intangible assets, net.....................................................................     17,791     17,395
Deferred income taxes......................................................................        491      1,051
Other......................................................................................        619        643
                                                                                             ---------  ---------
Total assets...............................................................................  $  29,275  $  30,143
                                                                                             ---------  ---------
                                                                                             ---------  ---------
                                   LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................................  $   4,897  $   7,643
  Borrowings under bank line of credit.....................................................      7,283     --
  Accrued liabilities......................................................................      2,808      5,434
  Due to stockholders......................................................................      2,054      1,354
  Income taxes payable.....................................................................        904     --
                                                                                             ---------  ---------
Total current liabilities..................................................................     17,946     14,431
Long-term liabilities:
  Warranty.................................................................................      2,201      3,652
  Retention................................................................................        576        965
  Due to stockholders......................................................................      6,216      4,862
                                                                                             ---------  ---------
Total long-term liabilities................................................................      8,993      9,479
Commitments and contingencies (Notes 10 and 11)............................................     --         --
Preferred stock, at redemption price.......................................................      1,400      1,400
Common stockholders' equity:
  Common stock $.001 par value; 25,000,000 shares authorized; 6,249,950 shares issued and
   outstanding.............................................................................          6          6
  Additional paid-in capital...............................................................        119        983
  Officer notes receivable.................................................................     --           (707)
  Treasury stock, at cost (268,750 shares in treasury in 1994).............................         (5)    --
  Retained earnings........................................................................        816      4,551
                                                                                             ---------  ---------
Total common stockholders' equity..........................................................        936      4,833
                                                                                             ---------  ---------
Total liabilities and common stockholders' equity..........................................  $  29,275  $  30,143
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                            See accompanying notes.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE PERIOD FROM JUNE 1 TO DECEMBER 31, 1993
                 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                             1993       1994        1995
                                                                           ---------  ---------  -----------
                                                                                    (IN THOUSANDS)
Net sales................................................................  $  20,548  $  94,186  $   124,848
Cost of sales............................................................     12,588     56,139       72,245
                                                                           ---------  ---------  -----------
Gross profit.............................................................      7,960     38,047       52,603
Operating expenses:
  Selling, general and administrative expenses...........................      9,113     34,821       45,305
  Amortization expense...................................................         26        275          503
                                                                           ---------  ---------  -----------
Operating profit (loss)..................................................     (1,179)     2,951        6,795
Interest expense, net....................................................     --             39          410
                                                                           ---------  ---------  -----------
Income (loss) before income taxes........................................     (1,179)     2,912        6,385
Income tax provision.....................................................     --            917        2,650
                                                                           ---------  ---------  -----------
Net income (loss)........................................................  $  (1,179) $   1,995  $     3,735
                                                                           ---------  ---------  -----------
                                                                           ---------  ---------  -----------

                            See accompanying notes.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM JUNE 1 TO DECEMBER 31, 1993
                 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                             ADDITIONAL     OFFICER                 RETAINED
                                                  COMMON       PAID-IN       NOTES      TREASURY    EARNINGS
                                                   STOCK       CAPITAL    RECEIVABLE      STOCK     (DEFICIT)    TOTAL
                                                -----------  -----------  -----------  -----------  ---------  ---------
                                                                             (IN THOUSANDS)
Issuance of stock (June 1, 1993)..............   $      10    $     190    $  --        $  --       $  --      $     200
Net loss -- 1993..............................      --           --           --           --          (1,179)    (1,179)
                                                     -----        -----   -----------       -----   ---------  ---------
December 31, 1993.............................          10          190       --           --          (1,179)      (979)
Purchase and retire stock.....................          (4)         (71)      --           --          --            (75)
Purchase of stock for treasury................      --           --           --               (5)     --             (5)
Net income -- 1994............................      --           --           --           --           1,995      1,995
                                                     -----        -----   -----------       -----   ---------  ---------
December 31, 1994.............................           6          119       --               (5)        816        936
Sale of treasury stock........................      --              864         (869)           5      --         --
Repayment of officer notes....................      --           --              162       --          --            162
Net income -- 1995............................      --           --           --           --           3,735      3,735
                                                     -----        -----   -----------       -----   ---------  ---------
December 31, 1995.............................   $       6    $     983    $    (707)   $  --       $   4,551  $   4,833
                                                     -----        -----   -----------       -----   ---------  ---------
                                                     -----        -----   -----------       -----   ---------  ---------

                            See accompanying notes.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE PERIOD FROM JUNE 1 TO DECEMBER 31, 1993
                 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                                   1993        1994       1995
                                                                                 ---------  ----------  ---------
                                                                                          (IN THOUSANDS)
Operating activities
Net income (loss)..............................................................  $  (1,179) $    1,995  $   3,735
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
    Depreciation and amortization..............................................         44         393        706
    Deferred income taxes......................................................     --            (987)      (468)
    Other......................................................................       (377)       (225)        37
    Changes in operating assets and liabilities:
      Accounts receivable......................................................     (1,830)     (1,718)       163
      Prepaids and other assets................................................       (194)       (335)       (37)
      Accounts payable.........................................................      2,065       2,832      2,746
      Accrued expenses.........................................................        743       2,035      2,120
      Income taxes payable.....................................................     --             904       (904)
      Warranty.................................................................        308       1,893      1,957
      Retention................................................................        112         463        389
                                                                                 ---------  ----------  ---------
  Net cash provided by (used in) operating activities..........................       (308)      7,250     10,444
Investing activities
  Capital expenditures.........................................................       (244)       (573)      (888)
  Loans originated.............................................................     --          --           (546)
  Organizational costs.........................................................       (262)     --           (107)
  Cash value of life insurance.................................................     --             (17)       (61)
  Acquisition spending.........................................................     --            (240)    --
                                                                                 ---------  ----------  ---------
  Net cash used in investing activities........................................       (506)       (830)    (1,602)
Financing activities
  Payments on notes receivable from officers for treasury stock................     --          --            162
  Borrowings (repayment) of bank line of credit................................      1,187       6,096     (7,283)
  Borrowings from (payments to) stockholders...................................     --           8,270     (2,054)
  Proceeds from issuance of common stock.......................................        200      --         --
  Proceeds from issuance of preferred stock....................................      1,400      --         --
  Payments for purchase of common stock........................................     --         (17,711)    --
                                                                                 ---------  ----------  ---------
  Net cash provided by (used in) financing activities..........................      2,787      (3,345)    (9,175)
                                                                                 ---------  ----------  ---------
  Net increase (decrease) in cash and cash equivalents.........................      1,973       3,075       (333)
  Cash and cash equivalents at beginning of period.............................     --           1,973      5,048
                                                                                 ---------  ----------  ---------
  Cash and cash equivalents at end of period...................................  $   1,973  $    5,048  $   4,715
                                                                                 ---------  ----------  ---------
                                                                                 ---------  ----------  ---------
  Supplemental cash flow disclosure:
    Interest paid..............................................................  $  --      $       78  $     233
                                                                                 ---------  ----------  ---------
                                                                                 ---------  ----------  ---------
    Income taxes paid..........................................................  $  --      $    1,000  $   4,082
                                                                                 ---------  ----------  ---------
                                                                                 ---------  ----------  ---------

                            See accompanying notes.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

1.  BUSINESS AND ORGANIZATION
    Diamond Home Services, Inc., formerly Diamond Exteriors, Inc. (Home Services or the Company) is a majority-owned subsidiary of Globe Building Materials, Inc. (Globe) and was incorporated on May 13, 1993. Effective April 18, 1996, the Company transferred substantially all of its assets and liabilities to its newly formed wholly-owned subsidiary, Diamond Exteriors, Inc. (Exteriors), as a capital contribution and Exteriors made a dividend to the Company of all of the capital stock of its two wholly-owned subsidiaries, Marquise Financial Services, Inc. (Marquise), which was incorporated in Delaware on July 14, 1995 and Solitaire Home Heating and Cooling, Inc. (Solitaire), which was incorporated in Delaware on November 27, 1995. The accompanying financial statements are presented as if such transfer and dividend had taken place on June 1, 1993. Accordingly, the accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Exteriors, Marquise and Solitaire, collectively referred to as the Company.

    The Company provides in-home direct sales and marketing for installed home improvement products, through direct consumer marketing under a license between Exteriors and Sears, Roebuck and Co. (Sears), for the sale, furnishing and installation of roofing, gutters, doors, fencing, and related installed exterior home improvement products. The Company commenced its roofing, door, and related exterior home improvement business on June 1, 1993, and entered into its first license with Sears on that date. During 1994, the Company was granted the license for fencing in certain additional markets. In conjunction with obtaining the fencing license, certain assets were acquired from the former licensee. See
Note 9 for information regarding Marquise.

    Exteriors has negotiated a new three-year license agreement with Sears effective January 1, 1996. License fees are based on gross sales and vary by product. License fees approximated $1,160,000, $7,400,000, and $13,000,000 in 1993, 1994, and 1995.

    On September 23, 1994, the Company and its stockholders approved and adopted a Stock Purchase Agreement. The agreement resulted in the Company's purchase of 4,018,800 shares of common stock in exchange for cash and notes payable totaling $10.9 million, non-interest-bearing agreements with stockholders providing $2,770,100 in equal monthly installments over five years beginning January 1995 and performance notes payable to the stockholders totaling $4,000,000 and bearing interest at 9% per annum effective January 1, 1995. The performance notes are payable as to both principal and interest in annual amounts following each of the years 1995 through 1999 if annual earnings, as defined, through 1999 equal or exceed $6,000,000, $8,000,000, $11,000,000, $14,000,000, and
$17,000,000, respectively. No interest will accrue or be paid if earnings do not equal the predetermined bases. Any performance note principal not paid because of failure to achieve the required earnings through 1999 will be paid in the event cumulative earnings, as defined, equal or exceed $56,000,000 before December 31, 2009. Such performance notes are subordinate to the bank line of credit. The Company met the 1995 annual earnings requirement related to the performance notes. In the event of an initial public offering of its common stock, the Company will use its best efforts to pay the entire unpaid principal and interest due on the performance notes at the time of an offering.

    The stock acquisitions described above have been reflected in the accompanying financial statements using the purchase method of accounting as if Globe made the acquisitions and pushed-down its basis to the Company. Globe, by virtue of an agreement among the stockholders affording Globe the right to elect a majority of the Board of Directors of the Company, has had and continues to exercise control over the Company. This agreement will terminate upon consummation of the offering. The cost of the shares purchased in excess of their par value and the direct costs incurred by the Company have been assigned to goodwill which is classified on the balance sheet as intangible assets.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

1.  BUSINESS AND ORGANIZATION (CONTINUED)
    The Company retired 3,750,050 shares of the common stock in 1994. The remaining shares (268,750) were sold on a subscription basis to employees on January 2, 1995, in exchange for $5,000 in cash and stock subscription notes receivable totaling approximately $864,000. The notes bear interest at 7% payable annually.

    The preferred stock of the Company and approximately 80% of the Company's outstanding common stock were owned by Globe at December 31, 1995 (approximately 83% at December 31, 1994).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after eliminating significant intercompany accounts and transactions.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and time deposits. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of five to seven years.

    REVENUE RECOGNITION

    The Company recognizes revenue upon completion of each installation and receipt from the customer of a signed certificate of satisfaction.

    GOODWILL

    The Company amortizes goodwill over 40 years. The Company at each balance sheet date evaluates for recognition of potential impairment of its recorded goodwill against the current and undiscounted expected future cash flows. Impairment in recorded goodwill is charged to income when identified.

    Goodwill at December 31, 1994 and December 31, 1995, was $17,608,000 and $17,157,000, net of accumulated amortization of $223,000 and $674,000.

    WARRANTY

    The Company warrants its installed home improvement products and services to meet certain manufacturing and material and labor specifications. The warranty policy is unique for each installed product and service, ranges from 2 to 10 years, is generally for the material cost and labor, and requires the owner to meet certain preconditions such as proof of purchase. The Company accrues for estimated warranty costs based on an analysis of historical claims data.

    ORGANIZATIONAL COSTS

    Organizational costs are included in intangible assets and amortized on the straight-line method over five years.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    RECLASSIFICATIONS

    Certain reclassifications have been made in the 1993 and 1994 consolidated financial statements to conform to the 1995 classifications.

3.  PROPERTY AND EQUIPMENT
    The cost of property and equipment at December 31 is as follows:

                                                                      1994       1995
                                                                    ---------  ---------
Equipment.........................................................  $     746  $   1,182
Leasehold improvements............................................     --            341
Furniture and fixtures............................................        101        209
                                                                    ---------  ---------
                                                                    $     847  $   1,732
                                                                    ---------  ---------
                                                                    ---------  ---------

4.  ADVERTISING
    The Company expenses the cost of advertising as such costs are incurred, except for direct response advertising, which is capitalized and expensed over its expected period of future benefit. Direct response advertising consists primarily of newspaper and radio advertisements that require the use of designated phone numbers for responding. The capitalized costs of direct advertising are expensed when the jobs are completed and the revenue related thereto is recognized, generally within one to three months of the date of sale.

    At   December  31,  1994  and  1995,   $550,000  and  $500,000  of  deferred
direct-response advertising costs was reported as noncurrent assets. Net advertising expense was $1,688,000, $6,132,000, and $6,239,000 in 1993, 1994,
and 1995.

5.  ACCRUED LIABILITIES
    The components of accrued liabilities at December 31 are as follows:

                                                                   1994       1995
                                                                 ---------  ---------
Payroll and payroll-related....................................  $   2,531  $   3,979
Warranty.......................................................        103        609
Interest payable to stockholders...............................         34        360
Other..........................................................        140        486
                                                                 ---------  ---------
                                                                 $   2,808  $   5,434
                                                                 ---------  ---------
                                                                 ---------  ---------

6.  DEBT
    At December 31, 1994, the Company had $7,283,000 outstanding under a $12,500,000 bank line of credit, which was repaid as of the expiration date on July 31, 1995. Interest on bank borrowings was payable monthly at the bank's prime rate plus 2.75% (11.25% at December 31, 1994). Borrowings were secured by substantially all of the Company's assets.

    Effective February 6, 1996, the Company reestablished a bank line of credit for maximum borrowings of $15,000,000. Interest on bank borrowings is payable monthly at the bank's prime rate or at LIBOR plus 1.5%. The bank line of credit requires the Company to maintain defined levels of equity and working capital, and certain financial ratios, and limits the payment of dividends to common stockholders.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

6.  DEBT (CONTINUED)
    Non-interest-bearing agreements with stockholders provide for the payment of $2,770,100 in equal monthly installments over five years beginning January 1995. The Company made payments to stockholders of $554,000 during 1995 related to the non-interest-bearing agreements. Also included in amounts due to stockholders are performance notes totaling $4,000,000 and bearing interest at 9% per annum effective January 1, 1995 (see Note 1). All amounts due to stockholders are subordinate to the bank line of credit.

    The Company's debt approximates fair value at December 31, 1995.

7.  INCOME TAXES
    For the period from September 23, 1994 through December 31, 1994 and for the year ended December 31, 1995, the Company is included in the consolidated U.S. federal income tax return of Globe. A tax-sharing agreement exists between the Company and Globe specifying the allocation and payment of liabilities and benefits arising from the filing of a consolidated tax return. The impact of the tax allocation method requires the Company to pay its share of the consolidated U.S. federal tax liability if it has taxable income, and to be compensated for losses or credits for benefits which are utilized to reduce the consolidated tax liability. There would be no difference in the Company's tax liability if a tax-sharing agreement did not exist.

    The provision (benefit) for the year ended December 31 is as follows:

                                                                   1994       1995
                                                                 ---------  ---------
Current:
  Federal......................................................  $   1,519  $   2,567
  State........................................................        385        551
Deferred:
  Federal......................................................       (813)      (385)
  State........................................................       (174)       (83)
                                                                 ---------  ---------
                                                                 $     917  $   2,650
                                                                 ---------  ---------
                                                                 ---------  ---------

    No current or deferred taxes were recorded in 1993 since a valuation allowance was established to offset net deferred tax assets at December 31, 1993.

    A reconciliation of the Company's provision for income taxes based on the federal statutory income tax rate to the Company's effective tax rate is as follows:

                                                                    1994         1995
                                                                 -----------  -----------
Federal statutory income tax rate..............................       34.0%        34.0%
Increase (decrease) resulting from:
  State income tax, net of federal tax benefit.................        4.8          4.8
  Goodwill amortization........................................        2.6          2.0
  Utilization of federal tax loss carryforward.................      (12.9)       --
  Other, net...................................................        3.0          0.7
                                                                     -----        -----
Effective tax rate.............................................       31.5%        41.5%
                                                                     -----        -----
                                                                     -----        -----

    Deferred tax assets and liabilities are recognized for the expected future tax impact of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

7.  INCOME TAXES (CONTINUED)
    The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                                   1994       1995
                                                                 ---------  ---------
Deferred tax assets:
  Warranty.....................................................  $     887  $   1,640
  Other........................................................        599        473
                                                                 ---------  ---------
Total deferred tax assets......................................      1,486      2,113
Deferred tax liabilities:
  Advertising..................................................       (315)      (235)
  Depreciation.................................................        (30)      (120)
  Other........................................................       (154)      (303)
                                                                 ---------  ---------
Total deferred tax liabilities.................................       (499)      (658)
                                                                 ---------  ---------
Net deferred tax assets........................................  $     987  $   1,455
                                                                 ---------  ---------
                                                                 ---------  ---------

8.  EMPLOYEE BENEFIT PLAN
    The Company has one defined-contribution plan that covers substantially all employees. Annual contributions are determined by formula based on earnings. Since inception, there have been no contributions to the Plan.

9.  CONSUMER FINANCING
    Marquise began operations on November 20, 1995. Marquise provides consumer financing through direct consumer loans to customers of the Company. Finance receivables are payable through monthly installments and may be secured or unsecured. Marquise's first billings for monthly installments to consumers occurred on January 9, 1996. Interest income from finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 90 days or more and resumes when the loan becomes contractually current. No interest income was recorded during 1995. Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in the existing portfolio. It is Marquise's policy to charge off finance receivables when they are 210 days past due.

    The following summarized financial information for Marquise is before elimination of intercompany transactions in consolidation.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

9.  CONSUMER FINANCING (CONTINUED)
    Financial position at December 31:

                                                                                1995
                                                                              ---------
Assets
  Accounts receivable.......................................................  $     542
  Other assets..............................................................        127
                                                                              ---------
    Total assets............................................................  $     669
                                                                              ---------
                                                                              ---------
Liabilities and stockholder's equity
  Due to Diamond Exteriors, Inc.............................................  $     442
  Other liabilities.........................................................          3
                                                                              ---------
    Total liabilities.......................................................        445
  Stockholder's equity......................................................        224
                                                                              ---------
    Total liabilities and stockholder's equity..............................  $     669
                                                                              ---------
                                                                              ---------
Operations for the period ended December 31:


                                                                                1995
                                                                              ---------
 Total finance and other income.............................................  $  --
  Other costs and expenses..................................................        (43)
                                                                              ---------
  Loss before income tax benefit............................................        (43)
  Income tax benefit........................................................         17
                                                                              ---------
  Net loss..................................................................  $     (26)
                                                                              ---------
                                                                              ---------
Cash flows for the period ended December 31:

                                                                                1995
                                                                              ---------
  Net cash used in operating activities.....................................  $     (36)
  Net cash used in investing activities.....................................       (656)
  Net cash provided by financing activities.................................        692
                                                                              ---------
  Cash at December 31, 1995.................................................  $  --
                                                                              ---------
                                                                              ---------

10. COMMITMENTS
    The Company leases certain real property and equipment under long-term noncancelable leases expiring at various dates through 2001. Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1995:

1996.......................................................  $     857
1997.......................................................        655
1998.......................................................        424
1999.......................................................        270
2000.......................................................        178
Thereafter.................................................        107
                                                             ---------
Total minimum lease payments...............................  $   2,491
                                                             ---------
                                                             ---------

    Rent expense was $280,000, $685,000, and $850,000 in 1993, 1994, and 1995.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

10. COMMITMENTS (CONTINUED)
    During 1994, the Company entered into agreements with certain employees providing for the payment of $4,230,000 in equal monthly installments over five years beginning January 1995, contingent on the continued employment of each employee. During 1995, payments of $861,000 were made to the related employee group and one employee resigned forfeiting $274,000 in payments. The remaining liability of $3,095,000 for such contingent payments is not reflected in the consolidated financial statements at December 31, 1995.

11. CONTINGENCIES
    The Company is involved in various legal actions arising in the ordinary course of business. Although management cannot predict the ultimate outcome of these matters with certainty, it believes, after taking into consideration legal counsel's evaluation of such actions, that the outcome of these matters will not have a material effect on the financial position or operations of the Company.

12. PREFERRED STOCK
    The preferred stock of the Company consists of 20,000 authorized shares, of which 1,400 shares are outstanding and issued to Globe. The preferred stock is nonvoting and redeemable upon a liquidation or sale of control of the Company, or at any time at the Company's option, at $1,000 per share. The preferred stock is not subject to dividend payments.

13. RELATED PARTY TRANSACTIONS
    The Company has an agreement with Globe for the performance of various administrative services. In consideration for such services, the Company pays management fees based on annual net sales, as defined. The Company believes that the cost of such services, on a stand-alone basis, approximates the management fees incurred by the Company in 1994 and 1995. The Company incurred management fees of $464,000 and $558,000 for 1994 and 1995, of which $54,000 and $18,000 were payable at December 31, 1994 and 1995. No management agreement existed in 1993.

14. SUBSEQUENT EVENT
    On April 8, 1996 the Board of Directors of the Company approved the reclassification and split of each share of its Class A Voting Common Stock and Class B Nonvoting Common Stock into 50 shares of Common Stock to be effected immediately prior to the offering. The accompanying financial statements are presented as if the reclassification and split had taken place on June 1, 1993.

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEEET
                                  (UNAUDITED)

                                                                                                   PRO FORMA (1)
                                                                                  MARCH 31, 1996   MARCH 31, 1996
                                                                                  ---------------  --------------
                                                                                          (IN THOUSANDS)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.....................................................    $        46      $       46
  Accounts receivable...........................................................          6,184           6,184
  Finance company accounts receivable...........................................          7,427           7,427
  Prepaids and other current assets.............................................            717             717
  Deferred income taxes.........................................................            427             427
                                                                                  ---------------  --------------
Total current assets............................................................         14,801          14,801
Net property and equipment......................................................          1,492           1,492
Intangible assets, net..........................................................         17,286          17,286
Deferred income taxes...........................................................          1,063           1,063
Other...........................................................................            866             866
                                                                                  ---------------  --------------
Total assets....................................................................    $    35,508      $   35,508
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------
                                   LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities......................................  $      11,034    $      11,034
  Borrowings under bank line of credit..........................................          7,706            7,706
  Due to stockholders...........................................................          1,354            9,954
                                                                                  ---------------  --------------
Total current liabilities.......................................................         20,094           28,694
Long-term liabilities:
  Warranty and retention........................................................          4,971            4,971
  Due to stockholders...........................................................          3,861            3,861
                                                                                  ---------------  --------------
Total long-term liabilities.....................................................          8,832            8,832
Preferred stock, at redemption price............................................          1,400            1,400
Common stockholders' equity.....................................................          5,182           (3,418 )
                                                                                  ---------------  --------------
Total liabilities and common stockholders' equity...............................  $      35,508    $      35,508
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------

- ------------------------
(1) Pro forma to reflect the payment by the Company of the $8.6 million special, one-time dividend to existing stockholders (including management stockholders and Globe). See "Use of Proceeds" and "Certain Transactions -- Transactions with Globe and Globe Affiliates."

            See notes to condensed consolidated financial statements

                   DIAMOND HOME SERVICES, INC., AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------
                                                                                                (IN THOUSANDS)
Net sales..................................................................................  $  22,362  $  27,093
Cost of sales..............................................................................     13,096     15,293
                                                                                             ---------  ---------
Gross profit...............................................................................      9,266     11,800
Selling, general and administrative expenses...............................................      8,884     10,932
Operating interest expense.................................................................          0         22
Amortization expense.......................................................................        126        132
                                                                                             ---------  ---------
Operating profit...........................................................................        256        714
Interest expense...........................................................................        186         66
                                                                                             ---------  ---------
Income before income taxes.................................................................         70        648
Income tax provision.......................................................................         71        299
                                                                                             ---------  ---------
Net income (loss)..........................................................................  $      (1) $     349
                                                                                             ---------  ---------
                                                                                             ---------  ---------

            See notes to condensed consolidated financial statements

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1995       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Operating activities
Net income (loss)...........................................................................  $      (1) $     349
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization...........................................................        155        197
    Deferred income taxes...................................................................       (347)       (35)
    Changes in operating assets and liabilities:
      Accounts receivable and other assets..................................................       (114)    (3,172)
      Accounts payable and accrued expenses.................................................        235     (2,043)
      Warranty and retention................................................................        514        354
                                                                                              ---------  ---------
  Net cash provided by (used in) operating activities.......................................        442     (4,350)

Investing activities
  Loans originated..........................................................................     --         (6,881)
  Capital expenditures......................................................................       (224)      (120)
  Organizational costs......................................................................     --            (23)
                                                                                              ---------  ---------
  Net cash used by investing activities.....................................................       (224)    (7,024)

Financing activities
  Borrowings (repayment) of bank line of credit.............................................     (5,099)     7,706
  Payments to stockholders..................................................................       (167)    (1,001)
                                                                                              ---------  ---------
  Net cash (used in) provided by financing activities.......................................     (5,266)     6,705
                                                                                              ---------  ---------
  Net decrease in cash and cash equivalents.................................................     (5,048)    (4,669)
  Cash and cash equivalents at beginning of period..........................................      5,048      4,715
                                                                                              ---------  ---------
  Cash and cash equivalents at end of period................................................  $  --      $      46
                                                                                              ---------  ---------
                                                                                              ---------  ---------
  Supplemental cash flow disclosure:
    Interest paid...........................................................................  $      65  $     378
                                                                                              ---------  ---------
                                                                                              ---------  ---------
    Income taxes paid.......................................................................  $     548  $      94
                                                                                              ---------  ---------
                                                                                              ---------  ---------

            See notes to condensed consolidated financial statements

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

1.  BASIS OF PRESENTATION
    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements included elsewhere herein.

2.  SIGNIFICANT ACCOUNTING POLICIES
    Credit participation fees paid by Sears and its affiliates are recognized in the period the receivables are placed with Sears and its affiliates, without recourse to the Company, utilizing the discounted present value of the contractual payment stream. Approximately 71% of the total credit participation fee earned is received in cash during the first three years.

3.  CONSUMER FINANCING
    The Company's consumer finance subsidiary, Marquise Financial, began operations on November 20, 1995. Marquise Financial provides consumer financing through direct consumer loans to customers of the Company. Finance receivables are payable through monthly installments and may be secured or unsecured. Marquise Financial's first billings for monthly installments to consumers occurred on January 9, 1996. Interest income from finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 90 days or more and resumes when the loan becomes contractually current. No interest income was recorded during 1995. Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principal and interest in the existing portfolio. It is Marquise Financial's policy to charge off finance receivables when they are 210 days past due. Interest income for the three months ended March 31, 1996 was not material.

    The following summarized condensed financial information for Marquise Financial is before eliminations of intercompany transactions in consolidation:

                                                                                 DECEMBER 31,     MARCH 31,
                                                                                     1995           1996
                                                                                ---------------  -----------
ASSETS:
Cash and financing receivables................................................     $     542      $   7,473
Other current assets..........................................................             5             41
Intangibles (net).............................................................           122            122
                                                                                       -----     -----------
                                                                                   $     669      $   7,636
                                                                                       -----     -----------
                                                                                       -----     -----------

LIABILITIES AND STOCKHOLDER'S EQUITY:
Due to Diamond................................................................     $     442      $   7,456
Other.........................................................................             3             39
                                                                                       -----     -----------
    Total liabilities.........................................................           445          7,495
Total stockholder's equity....................................................           224            141
                                                                                       -----     -----------
    Total liabilities and stockholder's equity................................     $     669      $   7,636
                                                                                       -----     -----------
                                                                                       -----     -----------

                  DIAMOND HOME SERVICES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)
                       (TABULAR AMOUNTS ARE IN THOUSANDS)

3.  CONSUMER FINANCING (CONTINUED)
    Results of operations for the three months ended March 31, 1996:

Financing income............................................................  $      39
General and administrative expenses.........................................        177
                                                                              ---------
    Loss before tax benefit.................................................       (138)
Income tax benefit..........................................................         55
                                                                              ---------
    Net loss................................................................  $      83
                                                                              ---------
                                                                              ---------

    Cash flow for the three months ended March 31, 1996:

Net cash used in operating activities......................................  $     (83)
Net cash used in investing activities......................................     (6,885)
Net cash provided by financing activities..................................      7,014
                                                                             ---------
    Cash at March 31, 1996.................................................  $      46
                                                                             ---------
                                                                             ---------

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16
Selected Consolidated Financial and Operating
 Data..........................................          17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          19
Business.......................................          28
Management.....................................          41
Certain Transactions...........................          47
Principal and Selling Stockholders.............          53
Description of Capital Stock...................          54
Shares Eligible for Future Sale................          55
Underwriting...................................          57
Legal Matters..................................          58
Experts........................................          58
Additional Information.........................          58
Index to Consolidated Financial Statements.....         F-1

                               ------------------

UNTIL            , 1996 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL  DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,420,000 SHARES

                          [DIAMOND HOME SERVICES LOGO]

                                  COMMON STOCK

                                ----------------

PROSPECTUS

          , 1996

                                ----------------

                            WILLIAM BLAIR & COMPANY

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the estimated expenses (other than the SEC registration fee, NASD filing fee and the Nasdaq National Market application fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

SEC registration fee.............................................  $  17,631
NASD filing fee..................................................      5,613
Nasdaq National Market application fee...........................     39,843
Printing expenses................................................    100,000
Fees and expenses of counsel.....................................    200,000
Fees and expenses of accountants.................................    100,000
Transfer agent and registrar fees................................      4,000
Blue sky fees and expenses.......................................     15,000
Miscellaneous....................................................     17,913
                                                                   ---------
    Total........................................................  $ 500,000

    The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriters' discounts and commissions, with respect to the shares being sold by the Selling Stockholder and, in the event that the underwriters exercise the over-allotment option, the Company will pay all expenses of registration, issuance and distribution of the shares of Common Stock sold by certain of the Company's other stockholders, excluding underwriters' discounts and commissions and fees and expenses of such stockholders' counsel.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum or
(2) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

    The Company's Amended By-Laws provide for indemnification of the Company's directors and officers, to the fullest extent not prohibited by the Delaware law.

    The Company has entered into agreements to indemnify its directors and certain of its officers, in addition to the indemnification provided for in the Company's Amended By-Laws. These agreements, among other things, will indemnify the Company's directors and such officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director or officer of the Company or as a director, officer, employee or other agent of, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

    The Company maintains liability insurance for the benefit of its directors and officers.

    Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act") against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Set forth below is information as to securities of the Company issued or sold by the Company within the past three years which were not registered under the Securities Act and were issued upon the exemption from registration provided by Section 4(2) or Section 3(a)(9) of the Securities Act or pursuant to Rule 701 promulgated under the Securities Act. No underwriters were involved in any of the sales so there were no underwriting discounts or commissions.

    1. In June 1993, pursuant to Section 4(2) of the Securities Act, the Company issued an aggregate of 5,000 shares of Class A Voting Common Stock, par value $1.00 per share, and 95,000 shares of Class B Nonvoting Common Stock, par value $1.00 per share, to certain of the Company's managers in exchange for $100,000.

    2. In July 1993, pursuant to Section 4(2) of the Securities Act, the Company issued 5,000 shares of Class A Voting Common Stock and 95,000 shares of Class B Nonvoting Common Stock to Globe, an accredited investor, in exchange for $100,000.

    3. In July 1993, pursuant to Section 4(2) of the Securities Act, the Company issued to Globe, an accredited investor, 1,400 shares of Series A Preferred Stock, par value $1.00 per share, in exchange for $1.4 million.

    4. In January 1995, the Company issued an aggregate of 268 shares of Class A Voting Common Stock and 5,107 shares of Class B Nonvoting Common Stock to certain of the Company's managers in accordance with Rule 701 promulgated under the Securities Act, in exchange for cash for the par value and secured promissory notes from such managers payable for an aggregate of $869,295, or $161.73 per share purchased.

    5. Immediately prior to the offering, pursuant to Section 3(a)(9) of the Securities Act, the Company will reclassify and split each outstanding share of Class A Voting Common Stock and Class B Nonvoting Common Stock into 50 shares of Common Stock, $.001 par value per share.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits:


  EXHIBIT
  NUMBER                                             DESCRIPTION
- -----------  -------------------------------------------------------------------------------------------
 1.1*        Form of Underwriting Agreement
 3.1*        Form of Amended and Restated Certificate of Incorporation of Diamond Home Services, Inc.
 3.2*        Form of Amended and Restated By-Laws of Diamond Home Services, Inc.
 5.1*        Opinion of McDermott, Will & Emery regarding legality
10.1*        Registration Rights Agreement between Diamond Home Services, Inc. and Globe Building
              Materials, Inc.
10.1(a)*     Amendment to Registration Rights Agreement between Diamond Home Service Inc. and Globe
              Building Materials, Inc.
10.2*        Form of Indemnity Agreement between Diamond Home Services, Inc. and its directors and certain officers.
10.3         License Agreement between Sears, Roebuck and Co. and Diamond Exteriors, Inc., dated January
              1, 1996.
10.4*        Lease between Diamond Home Services, Inc. and Haldun Square Partners dated May 3, 1995.
10.5*        Form of Agreement between Diamond Home Services, Inc. and each of the following managers of
              Diamond Home Services, Inc.: Frank Cianciosi, Jerome Cooper, James M. Gillespie, Rodger
              Ibach, Marvin Lerman and Ronald Schurter.
10.6*        Form of Agreement between Diamond Home Services, Inc. and certain of its managers.
10.7*        Diamond Home Services, Inc. Incentive Stock Option Plan.
10.8*        Diamond Home Services, Inc. 1996 Nonemployee Director Stock Option Plan.
10.9*        Credit Agreement between American National Bank and Trust Company of Chicago and Diamond
              Home Services, Inc.
10.9(a)*     First Waiver and Consent to Loan and Security Agreement between Diamond Home Services, Inc.
              and American National Bank and Trust Company of Chicago.
10.9(b)*     First Amendment, Waiver and Consent to Loan and Security Agreement between Diamond Home
              Services, Inc. and American National Bank and Trust Company of Chicago.
10.9(c)*     Assignment, Delegation and Assumption Agreement among Diamond Home Services, Inc. Diamond
              Exteriors, Inc. and American National Bank of Trust Company of Chicago.
10.9(d)      Second Amendment and Consent to Loan and Security Agreement between Diamond Exteriors, Inc.
              and American National Bank and Trust Company of Chicago.
10.9(e)      Subordination Agreement among Diamond Home Services, Inc., Diamond Exteriors, Inc. and
              American National Bank and Trust Company of Chicago.

  EXHIBIT
  NUMBER                                             DESCRIPTION
- -----------  -------------------------------------------------------------------------------------------
10.10*       Settlement Agreement between Diamond Home Services, Inc. and Donald Griffin.
10.11*       License Agreement between Globe Building Materials, Inc. and Diamond Home Services, Inc.
21.2*        Subsidiaries of Diamond Home Services, Inc.
23.1         Consent of Ernst & Young LLP
23.2*        Consent of McDermott, Will & Emery (included in Exhibit 5.1)
24.1*        Power of Attorney (included with the signature page to the registration statement)


- ------------------------

 * Previously filed.


    (b)  Financial Statement Schedules:

         None.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes to provide to the representative of the Underwriters at the closings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by such representative to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on June 14, 1996.


                                        DIAMOND HOME SERVICES, INC.

                                        By:         /s/ RICHARD G. REECE
                                           -------------------------------------
                                                     Richard G. Reece
                                           CHIEF FINANCIAL OFFICER AND TREASURER

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                     SIGNATURE                                            TITLE                                DATE
- ---------------------------------------------------  -----------------------------------------------  -----------------------

                         *
     ----------------------------------------        Chairman of the Board, Chief Executive Officer        June 14, 1996
                 C. Stephen Clegg                     and President (Principal Executive Officer)

               /S/ RICHARD G. REECE
     ----------------------------------------        Chief Financial Officer and Treasurer                 June 14, 1996
                 Richard G. Reece                     (Principal Financial and Accounting Officer)

                         *
     ----------------------------------------        Director                                              June 14, 1996
                    James Bere

                         *
     ----------------------------------------        Director                                              June 14, 1996
                   Jacob Pollock

                         *
     ----------------------------------------        Director                                              June 14, 1996
                 George A. Stinson

                         *
     ----------------------------------------        Director                                              June 14, 1996
                James M. Gillespie

* By Power of Attorney

               /S/ RICHARD G. REECE
     ----------------------------------------
                 Richard G. Reece
                 ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                                             DESCRIPTION                                             PAGE
- -----------  --------------------------------------------------------------------------------------------  ---------
 1.1*        Form of Underwriting Agreement
 3.1*        Form of Amended and Restated Certificate of Incorporation of Diamond Home Services, Inc.
 3.2*        Form of Amended and Restated By-Laws of Diamond Home Services, Inc.
 5.1*        Opinion of McDermott, Will & Emery regarding legality
10.1*        Registration Rights Agreement between Diamond Home Services, Inc. and Globe Building
              Materials, Inc.
10.1(a)*     Amendment to Registration Rights Agreement between Diamond Home Service Inc. and Globe
              Building Materials, Inc.
10.2*        Form of Indemnity Agreement between Diamond Home Services, Inc. and its directors and certain officers.
10.3         License Agreement between Sears, Roebuck and Co. and Diamond Exteriors, Inc., dated January
              1, 1996.
10.4*        Lease between Diamond Home Services, Inc. and Haldun Square Partners dated May 3, 1995.
10.5*        Form of Agreement between Diamond Home Services, Inc. and each of the following managers of
              Diamond Home Services, Inc.: Frank Cianciosi, Jerome Cooper, James M. Gillespie, Rodger
              Ibach, Marvin Lerman and Ronald Schurter.
10.6*        Form of Agreement between Diamond Home Services, Inc. and certain of its managers.
10.7*        Diamond Home Services, Inc. Incentive Stock Option Plan.
10.8*        Diamond Home Services, Inc. 1996 Nonemployee Director Stock Option Plan.
10.9*        Credit Agreement between American National Bank and Trust Company of Chicago and Diamond
              Home Services, Inc.
10.9(a)*     First Waiver and Consent to Loan and Security Agreement between Diamond Home Services, Inc.
              and American National Bank and Trust Company of Chicago.
10.9(b)*     First Amendment, Waiver and Consent to Loan and Security Agreement between Diamond Home
              Services, Inc. and American National Bank and Trust Company of Chicago.
10.9(c)*     Assignment, Delegation and Assumption Agreement among Diamond Home Services, Inc. Diamond
              Exteriors, Inc. and American National Bank of Trust Company of Chicago.
10.9(d)      Second Amendment and Consent to Loan and Security Agreement between Diamond Exteriors, Inc.
              and American National Bank and Trust Company of Chicago.
10.9(e)      Subordination Agreement among Diamond Home Services, Inc., Diamond Exteriors, Inc. and
              American National Bank and Trust Company of Chicago.
10.10*       Settlement Agreement between Diamond Home Services, Inc. and Donald Griffin.
10.11*       License Agreement between Globe Building Materials, Inc. and Diamond Home Services, Inc.
21.2*        Subsidiaries of Diamond Home Services, Inc.
23.1         Consent of Ernst & Young LLP
23.2*        Consent of McDermott, Will & Emery (included in Exhibit 5.1)
24.1*        Power of Attorney (included with the signature page to the registration statement)
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 * Previously filed.